As filed  with the  Securities  and  Exchange  Commission  on May 3,  1996.
                                                  Registration  No.  __________
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                INNOVO GROUP INC.
             (Exact name of registrant as specified in its charter)

       Delaware                          5199                    11-2928178
    (State of other               (Primary Standard            (IRS Employer
jurisdiction of incorporation  Industrial Classification  Identification Number)
   or organization)                  Code Number)

                              27 North Main Street
                          Springfield, Tennessee 37172
                                 (615) 384-0100
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                             Patricia Anderson-Lasko
                                INNOVO GROUP INC.
                              27 North Main Street
                          Springfield, Tennessee 37172
                                 (615) 384-0100
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         Approximate date of commencement of proposed sale to the public: As soon as practicable after effective date of this Registration Statement.

         If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                         Calculation of Registration Fee

==================================================================================================================================
         Title of each class of        Amount to be     Proposed Maximum           Proposed Maximum              Amount of
            securities to be            Registered           Offering             Aggregate Offering         registration fee
               registered                                   Per Unit                     Price

- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per         3,544,964           $.34375       (1)        $1,218,581                 $420.20
share, for Selling Stockholders
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per           250,000           $.375                    $   93,750                 $ 32.33
share, issuable upon exercise of
Class F warrants
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
share, issuable upon exercise of
Class G warrants                            50,000           $ .28                    $   14,000                 $  4.82
- ----------------------------------------------------------------------------------------------------------------------------------
Total                                    3,844,964                                    $1,326,331                 $457.35
==================================================================================================================================

(1) Pursuant to Rule 457(c), calculated on the basis of $.34375 per share, representing the average of the closing bid and asked prices of the common stock on April 30, 1996.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                                 INNOVO GROUP INC.
                                                Cross Reference Sheet

                              (Pursuant to Rule 404 and Item 501(b) of Regulation S-K
                                 Showing Location in Prospectus of Information Required
                                 by Items of Form S-1 Registration Statement)

Item        Registration Statement Item                                                      Caption or Location
Number      and Heading                                                                         in Prospectus
- ------------------------------------------------------------------------------------------------------------------
1.          Forepart of the Registration Statement
              and Outside Front Cover Page of Prospectus..................................   Outside Front Cover Page

2.          Inside Front and Outside Back Cover Pages
              of Prospectus...............................................................   Inside Front Cover Page,
                                                                                             Outside Back Cover Page

3.          Summary Information, Risk Factors and
              Ratio of Earnings to Fixed Charges..........................................   "Prospectus Summary,"
                                                                                             "The Company," "Risk
                                                                                             Factors," "Selected
                                                                                             Consolidated Financial
                                                                                             Data"

4.          Use of Proceeds...............................................................   Use of Proceeds

5.          Determination of Offering Price...............................................   Outside Front Cover Page,
                                                                                             "Market for the Company's
                                                                                             Securities and Related
                                                                                             Shareholder Matters"

6.          Dilution......................................................................   Not Applicable

7.          Selling Security Holders......................................................   "Selling Stockholders"

8.          Plan of Distribution..........................................................   Outside Front Cover
                                                                                             Page

9.          Description of Securities to be Registered....................................   "Description of Securities"

10.         Interests of Named Experts and Counsel........................................   Not Applicable

11.         Information with Respect to the Registrant....................................   "Prospectus Summary,"
                                                                                             "Risk Factors," "The
                                                                                             Company," "Dividend
                                                                                             Policy," "Capitalization,"
                                                                                             "Selected Financial Data,"
                                                                                             "Management's Discussion
                                                                                             and Analysis of Financial
                                                                                             Condition and Results of
                                                                                             Operations," "Business,"
                                                                                             "Management," "Principal
                                                                                             Stockholders," "Description
                                                                                             of Securities," Consolidated
                                                                                             Financial Statements
12.         Disclosure of Commission  Position on Indemnification
              for Securities Act Liabilities..............................................   Not Applicable


                        Legend for Preliminary Prospectus



            Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation of sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
                    Preliminary Prospectus Dated May 3, 1996
                              Subject to Completion

                                INNOVO GROUP INC.
                                  Common Stock

                  3,544,964 Shares by the Selling Stockholders
                          300,000 Shares by the Company

            This Prospectus relates to 3,544,964 shares of the common stock, $.01 par value (the "common stock") of Innovo Group Inc. (the "Company") to be offered for sale to the public by certain existing stockholders (the "Selling Stockholders"). Of such 3,544,964 shares, (i) 801,015 shares were issued during fiscal 1996 in exchange for the extinguishment of certain debt, (ii) 194,499 shares were issued, or will become issuable, in consideration for extensions of the maturity of, or as interest on, a working capital loan originally obtained in July, 1994, (iii) 199,450 shares will be issued by the Company to extinguish certain debt pursuant to an agreement that obligates the creditor to take shares of common stock as payment upon the effectiveness of the registration statement of which this Prospectus forms a part, (iv) 1,100,000 shares were issued in March, 1996 and April, 1996 upon the exercise of certain outstanding stock purchase warrants, and (v) 1,250,000 shares were issued, or may become issuable, under the terms of a private placement completed in January, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Selling Stockholders".

            This Prospectus also relates to 300,000 shares issuable by the Company upon the exercise of certain stock purchase warrants. See "Description of Securities".

            The distribution of the shares of common stock by the Selling Stockholders may be effected in one or more transactions that may take place through the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of the sale or at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of the shares of common stock. Certain Selling Stockholders have agreed to certain restrictions on the resale of such shares over certain periods. See "Shares Available for Future Sale".

            The Company will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders. All costs incurred in the registration of the Selling Stockholders' shares of common stock are being borne by the Company. See "Selling Stockholders".

            The Selling Stockholders, directly or through agents, dealers or underwriters to be designated from time to time may sell the shares of common stock being offered by the Selling Stockholders from time to time on terms to be determined at the time of sale. To the extent required, the number of shares of common stock to be sold by the Selling Stockholders, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer are set forth herein. The Selling Stockholders reserve the sole right to accept or reject, in whole or in part, any proposed purchases of the shares of common stock being offered by them pursuant thereto. The Selling Stockholders and any agents, dealers, or underwriters that (continued)

    See "RISK FACTORS" regarding matters that should be carefully considered by investors.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION, NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY PRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                 The date of this Prospectus is __________, 1996
                                  -------------
participate with the Selling Stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended ("Securities Act"), any commissions received by them and any profits on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act. Under applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-5, 10b-6 and 10b-7, in connection with transactions in the shares of common stock during the effectiveness of the Registration Statement of which this Prospectus is a part. All of the foregoing may affect the marketability of the shares of common stock. In connection with the offer and sale of the shares of common stock, if any, by the beneficial owners thereof, such beneficial owners have undertaken to deliver this Prospectus to the purchasers of such securities in accordance with the Securities Act and to comply with applicable provisions of the Exchange Act, including, without limitation, Rule 10b-6 thereunder, in connection with transactions in the Company's securities during the effectiveness of the Registration Statement of which this Prospectus is a part.

            The Common Stock of the Company is currently quoted on the NASDAQ SmallCap Market ("NASDAQ") under the symbol "INNO". On April 30, 1996, the closing bid price and asked price of the Common Stock as reported by NASDAQ were $.3125 and $.375 per share, respectively.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                   The Company

         Innovo Group Inc. ("Innovo Group" or "the Company"), through its operating subsidiaries, designs, manufactures and domestically markets various canvas and nylon products, principally tote bags, sports bags, back packs, lunch bags, stadium totes, and craft products for sale to various retailers and in the premium and advertising specialty market. The Company also internationally markets and distributes sports bags and backpacks.

         The Company incurred losses from continuing operations of $67,000, $7,905,000 and $661,000 in fiscal 1995, 1994 and 1993. Cash flows from operations were negative $406,000 and $642,000 in fiscal 1994 and 1993, respectively, and at February 29, 1996 the Company has an accumulated deficit of $17.7 million. The Company is taking steps which it believes will allow it to return to profitability and positive operating cash flows. However, the Company may experience further losses and negative cash flows before these measures have a material effect, and there can be no assurance that the Company will in fact operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Innovo, Inc. ("Innovo"), a wholly owned subsidiary, manufactures and distributes utility, craft, fashion, sports and advertising specialty products. Innovo's utility line is made up of canvas and nylon products, such as tote bags, laundry, duffle and shoe bags and gift bags that are designed as consumable products that respond to needs consumers encounter in every day life. These products are generally produced with company designed artwork. For the craft market Innovo produces canvas tote and laundry bags, aprons, children's smocks and Christmas stockings with no design, which are sold (sometimes packaged with paints or other materials) for sale as a craft project supply. The fashion line features company designed canvas back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags, that attempt to combine style and convenience to capitalize on the increasing trend towards more casual dress.

         Innovo's sports line consists of tote bags, lunch bags, fanny packs, laundry, shoe and duffle bags and stadium totes. The majority of these products display logos, insignia, names, mascots and other identifying characteristics of professional or collegiate sports teams, or the United States Olympic Committee ("U.S.O.C."), under licenses, which are generally non-exclusive, held by Innovo from various licensing entities including the National Football League, the NBA, the National Hockey League, Major League Baseball, the U.S.O.C., and approximately 130 colleges and universities. For the year ended October 31, 1995, 46% of the Company's sales from continuing operations represented the sale of products bearing logos licensed by the colleges and universities, the professional sports teams and the U.S.O.C. In fiscal 1996 Innovo will add products that display the "Louisville Slugger" name and logo to its sports line. See "Business - Products".

         For the premium and advertising specialty markets the Company produces both products that display professional sports team logos, and products that bear the name, logo, slogan and/or design specifically requested by the customer, who frequently provides the artwork to be used on such products. Advertising specialty and premium customers are generally companies purchasing products for distribution in promotions to employees and customers or for sale as premium items. During the third quarter of fiscal 1994 the Company began to also provide domestic manufacturing for other distributors of tote and sport bags. See "Business - Products".

         During October 1994 the Company began steps designed to reduce its operating expenses and capital requirements. The Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas. This consolidation allowed the Company to eliminate the expense of the leased space in Texas, and also allowed the elimination of certain shipping and duplicative supervision costs. On July 31, 1995, the Company executed an agreement with Accessory Network Group ("ANG") under which ANG succeeded to all of the rights held by the Company's wholly owned subsidiary, NASCO Products, Inc. ("NASCO Products") to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags previously imported to and distributed in the U.S. by NASCO Products. The agreement did not cover the international rights under the National Football League, NBA, Major League Baseball and National Hockey League licenses. NASCO Products International, Inc. ("NPI International") continues to sell products internationally. Additionally, the agreement has no effect on Innovo's marketing and sale of its domestically manufactured sports-licensed products, and the Company retained all the domestic rights to the United States Olympic Committee, college and Major League Baseball Players Association products, which are now being manufactured domestically by Innovo and marketed as part of its product line.

         For each license ANG is paying NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is being paid, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost, or approximately $307,000. Such payments are being made by ANG over a six month period which will end May, 1996.

         In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

         During fiscal 1993 and 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets. The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. The Company will also pursue opportunities to provide domestic manufacturing for other tote and sports bag distributors. The Company will attempt to achieve growth in the sales of its sports logoed products through the acquisition of new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring Olympic logo and the "Louisville Slugger" license acquired in November, 1995, and by the development of new products and distribution for college logoed merchandise. Over the longer term the Company is looking to achieve growth through increase in the sales of the sports logoed bags and backpacks it designed, under its international license rights, for the international market, where U.S. professional sports have achieved increased exposure and popularity, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that any of these strategies will produce increased sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         The Company estimates that the products sold by its continuing operations are carried in over 4,500 retail outlets. The Company's marketing efforts are conducted principally by its own sales and marketing staff and through its network of approximately 20 marketing organizations having approximately 60 independent sales representatives. The Company sells to retail accounts such as mass merchandisers, department stores, mail order companies, grocery stores and drugstore chains, including K Mart Apparel Corp., Wal-Mart Stores, Inc., Target, J.C. Penney Company, Inc., Sears Roebuck and Co., Walgreen Co., and Michael's Stores, Inc., and advertising specialty accounts. See "Business - Marketing and Customers".

         On April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square, Inc. ("Thimble Square") for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the
Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinancings or asset sales by Thimble Square). The purchase prices are subject to downward adjustment based on the results of an audit of Thimble Square's December 31, 1995 financial statements, and the appraisal of its property and equipment, which are to be completed by June 15, 1996.

               A total of 2,745,098 shares of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reacquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,665,098 shares.

               Thimble Square manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear from plants in Pembroke and Baxley, Georgia. Its products are sold to mail order companies, retailers and through mail order distribution. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provides the raw materials, and Thimble Square manufactures the products to the distributor's specifications. Thimble Square's sales for its fiscal year ended December 31, 1995 were approximately $3 million. Innovo Group intends to attempt to increase Thimble Square's sales by using Innovo's marketing and sales functions to market its products to major mass merchants and other retailers with whom Innovo already has relationships, and to which Thimble Square has not had material sales. The Company may also utilize Thimble Square's mail order distribution to market Innovo's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

         Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, Inc. ("NASCO"), a manufacturer, importer and distributor located in Springfield, Tennessee, through two separate transactions. In the first transaction, the retail bag division of NASCO was acquired by a wholly-owned subsidiary of the Company in June 1991. The retail bag division of NASCO, renamed NASCO Products upon its purchase, manufactured and imported a line of canvas and nylon sports bags, backpacks, equipment bags, fanny packs, athletic caps and other sporting goods products imprinted or embroidered with emblems and logos licensed from a variety of licensors, such as Major League Baseball, the National Hockey League, the National Football League and the NBA.

         In the second transaction, all of the outstanding shares of common stock of NASCO (the assets of which included the 75,000 shares of the Company's common stock transferred in the prior transaction) were acquired by the Company in August 1991. NASCO, subsequently renamed Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items. Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP, Inc. ("QSP"), which is a wholly-owned subsidiary of The Readers Digest Association, Inc. The Company received initial proceeds of $1.5 million in fiscal 1993, and additional payments from QSP of $1,445,000 in fiscal 1994.

         Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs, and its continuing operations of supplying school spirit products to companies that market such programs was not producing sufficient cash flow to significantly reduce these obligations and liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility. Leasall Management, Inc. ("Leasall"), a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of 222,000 shares of Innovo Group common stock. Additionally, 584,000 shares of Innovo Group common stock were issued to a trust ("the Class 3 Trust") which is selling those shares and distributing the proceeds to the Class 3 claimants, which are federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. In general, Innovo Group will receive any shares that are not required to satisfy the Class 3 claims. All claims that ranked below secured claims, including general unsecured claims and the claims of Innovo Group, Innovo and NASCO Products for advances to Spirco, received no distribution. The shares of Innovo Group common stock issued in Spirco's reorganization are freely-tradeable; however, the plan of reorganization restricted each recipient (including the Class 3 Trust) to resales of no more than 10 percent of the shares received during any 30 day period until November 10, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Reorganization of Spirco".

         The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is (615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.




                            The Offering

Common Stock Offered by Selling Stockholders.......................          3,544,964 shares

Common Stock Offered by the Company................................          300,000 shares issuable upon the exercise of the Class
                                                                             F and Class G common stock purchase warrants

Securities Outstanding
    Common Stock (1)...............................................          12,584,579 shares
    Common Stock Purchase Warrants.................................          2,435,966 warrants

Use of Proceeds....................................................          The Company will not receive any of the
                                                                             proceeds from the sale of the shares offered
                                                                             by the Selling Stockholders.

                                                                             The proceeds from any exercise of the Class F or Class
                                                                             G common stock purchase warrants will be added to
                                                                             general working capital.

NASDAQ Symbol......................................................          INNO

(1) Excludes (i) 2,435,966 shares of common stock issuable upon the exercise of outstanding common stock purchase warrants, (ii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, under which 3,000 options are outstanding,
    (iii) 152,728 shares of common stock held by trusts established under the Plan of Reorganization of Spirco, and (iv) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. See "The Company", "Business - Legal Proceedings", "Description of Securities", Note 2 of Notes to Consolidated Financial Statements and Notes 4 and 5 of Notes to Condensed Consolidated Financial Statements.

                       Summary Consolidated Financial Data
                      (In thousands, except per share data)

         The following table (including the notes thereto) sets forth a summary of selected consolidated financial information for the Company. This summary of selected consolidated financial data is derived from and qualified in its entirety by reference to the consolidated financial statements and the notes thereto and should be read in conjunction therewith, as well as in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

                                                                        Ten Months                               Pro Forma
                                        Year Ended October 31,             Ended      Three Months   Ended       Year Ended
                                  -----------------------------------   October 31,   February 29, January 31,  October 31,
                                  1995       1994      1993      1992     1991(1)         1996 (7)    1995         1995 (8)
                                  ----       ----      ----      ----     -------         --------    ----         --------


Net Sales                      $  5,276   $  8,028  $ 12,468  $ 12,768    $ 10,437     $  1,319   $  1,115       $  8,327
Gross Profit                      1,468      2,984     5,470     3,869       4,431          587        597          2,034
Operating income (loss)          (1,666)    (2,405)(2)   447      (854)        646         (155)      (104)        (1,742)
Income (loss) from continuing
  operations                        (67)(3) (7,905)(4)  (661)(4)  (843)        717         (161)      (311)          (267)
Income (loss) from discontinued
  operations (5)                   (626)      (685)   (7,268)   (2,117)        707            -       (187)
Extraordinary gain (loss) (6)      (258)       699         -         -           -            -          -
Net income (loss)                  (951)    (7,891)   (7,929)   (2,896)      1,424         (161)      (498)
Income (loss) per share from
  continuing operations        $   (.03)  $  (3.99) $   (.63) $   (.79)   $    .81     $   (.02)  $   (.15)      $   (.05)
Income (loss) per share from
  discontinued operations          (.24)      (.34)    (6.92)    (1.95)        .80            -       (.08)
Extraordinary gain (loss) per share(.09)       .35         -         -           -            -          -
Net income (loss) per share        (.36)     (3.98)    (7.55)    (2.74)       1.61         (.02)      (.23)
Weighted average common shares
    and common share equivalents
    outstanding                   2,616      1,982     1,050     1,055         884        6,716      2,134          5,361


                                             As of February 29, 1996
                                             -----------------------
                                         Actual           Pro Forma (8)
                                         ------           -------------
Total Assets                            $ 7,502                $ 9,793
Long-term debt                            2,322                  2,958
Stockholders' Equity                      1,238                  2,087


- ------------------

(1) Includes the effect of the acquisition of NASCO Products and Spirco, each accounted for by using the purchase method. The Company acquired NASCO Products in June 1991 and Spirco in August 1991. The fundraising program marketing operations of Spirco were subsequently sold in May 1993 and the import operations of NASCO Products were sold in July 1995, and are classified as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.
(2) Operating expenses for fiscal 1994 incudes the effect of plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(j) of Notes to Consolidated Financial Statements.
(3) Includes other income of $1.9 million from the settlement of litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share) in fiscal 1994 and 1993, respectively.
(5) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of NASCO Sportswear, Inc. ("Sportswear"). See Note 3 of Notes to Consolidated Financial Statements.
(6) Represents gain and losses resulting from the Chapter 11 reorganization of Spirco. See Note 2 of Notes to Consolidated Financial Statements.
(7) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented herein. See Condensed Consolidated Financial Statements.
(8) Pro forma for the effects of the acquisition of Thimble Square, which was completed on April 12, 1996. Pro forma income from continuing operations data is stated as if the acquisition had taken place on November 1, 1994. Pro forma balance sheet data is stated as if the acquisition had taken place on February 29, 1996. The pro forma financial information is not necessarily indicative of the actual future results of operations or financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

                                  RISK FACTORS

         In  addition  to  other  information   contained  in  this  Prospectus,
prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing the securities offered hereby.

         Losses from Operations; Negative Cash Flow; Adverse Operating History; Possibility of Future Losses and Negative Cash Flows. The Company had losses from continuing operations of $67,000, $7,905,000 and $661,000 for the years ended October 31, 1995, 1994 and 1993. Operating cash flows were a negative $406,000 and $642,000 for fiscal 1994 and 1993. At February 29, 1996, the
Company had an accumulated deficit of $17.7 million. There can be no assurance that the Company will operate profitably in the future.

         Recent Decrease in Revenues. The Company experienced 34.3% and 35.6% declines in net sales from continuing operations in fiscal 1995 and 1994, respectively. The Company believes that these declines in sales have been due to a weakening of the retail environment, the magnifying effects of the baseball and hockey strikes, its lack of working capital, which has prevented it from purchasing the raw materials to fill orders for domestically produced products and required it to therefore reject or cancel orders. The Company believes that there is sufficient demand for its products to allow it to regain its prior sales levels over the long-term if it is able to obtain sufficient working capital for domestic raw material purchases and product development. The Company has taken steps to achieve these arrangements, but there can be no assurance that these steps will succeed in arresting the decline in sales, or achieving an increase in sales. Additionally, the completion of the sale of NASCO Products' domestic operations to ANG produced a decline in revenues and, initially, operating profits, and continued or further weakening in the retail environment could result in further declines in sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Dependence upon Contractual Relationships and Certain Products. The Company's sales are dependent to some degree upon the contractual relationships it establishes with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well known logos, marks and characters, as well as league and team logos and marks licensed by Major League Baseball, the National Football League, the NBA, the National Hockey League, and major colleges and universities. The sale of products licensed from professional sports leagues, colleges and universities and the U.S.O.C. represented 46% of the Company's net sales from continuing operations in fiscal 1995. Although the Company believes it will continue to meet all of its material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms to the Company. The Company's failure to obtain new licenses or extensions on current licenses or the Company's inability to sell such products, for any reason, could have a significant negative impact on the Company's business. See "Business - Products" and "Business - Licensing Agreements."

         Need for Additional Financing. The Company's principal working capital financing is derived from a factoring agreement with Riviera Finance. Under the agreement Riviera Finance advances 80% of the balance of assigned accounts receivable of Innovo, up to a maximum of $750,000. Previously the Company's principal credit facility was with NBD Bank ("NBD") pursuant to an agreement under which NBD advanced specified percentages of the eligible accounts receivable and inventories of Innovo and NASCO Products. Innovo repaid its outstanding borrowings in April, 1995 and in April, 1995 entered into an agreement with Riviera Finance for the factoring of Innovo's accounts receivable. NBD agreed to continue to advance against the accounts receivable and inventories of NASCO Products through July 31, 1995, at which time NBD began to retain all collections on NASCO Products pre-July 31, 1995 sales to satisfy the outstanding balance. These collections, and the payments the Company will received from ANG, are pledged to satisfy (i) the outstanding balance due to NBD, and (ii) the remaining principal due on the Company's July 1994 working capital loan, which as of February 29, 1996 are approximately

$205,000 and $407,000, respectively. Should those sources be insufficient to repay those obligations, the Company would be required to devote other cash resources to their repayment.

      To pursue its business plans, the Company needs to obtain a credit facility having appropriate borrowing rates and limits, either by obtaining a new facility to replace the current agreement with Riviera Finance, or by negotiating revised terms with Riviera Finance. Should the Company be unable to obtain such a credit facility, it might not have the working capital necessary to finance the inventory and accounts receivable investments called for by its present or anticipated future levels of sales. In that case, the Company might have to forgo sales opportunities, and could lose customers as a result.
Substantially all of the Company's assets are pledged to secure various borrowings. To the extent the Company's assets continue to be pledged to secure outstanding indebtedness, such assets are unavailable to secure additional debt financing, which may adversely affect the Company's ability to borrow in the future. Accordingly, there is no assurance that the Company will be able to secure such financing. The Company's failure to obtain such additional financing could materially adversely affect the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

         Seasonality. The Company's business is seasonal due to the nature of many of the Company's products, such as backpacks, lunch bags and sports bags, which are subject to highest consumer demand in the late summer and early fall. The Company will typically receive the majority of its orders during the first half of the calendar year, while the greatest volume of shipments and sales are made in the late summer and fall. As a result, the Company's cash flow is not consistent throughout the fiscal year, and the Company's annual earnings have been and are expected to continue to be dependent on the results of operations for the third and fourth quarters of its fiscal year. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on the Company's results of operations for the year. The Company is likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December. There can be no assurance that the effect of such seasonality will diminish in the future. See "Managements Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

         Dependence on Key Management. The Company is substantially dependent upon the continued employment of Patricia Anderson-Lasko, its Chairman of the Board, President and Chief Executive Officer. Ms. Anderson-Lasko is currently employed under a four-year employment contract with the Company, which expires on October 31, 1997 but which is terminable by either the Company or Ms. Anderson-Lasko for cause. Although Innovo currently maintains $3,000,000 in the aggregate of "key-man" life insurance on the life of Ms. Anderson-Lasko, $950,000 of this key-man insurance was pledged to collateralize certain loans to the Company. Pursuant to certain undertakings given to the United States Small Business Administration ("SBA") in connection with the SBA's guarantee of a $950,000 loan to Spirco by First Independent Bank, Gallatin, Tennessee, Spirco is prohibited from purchasing any additional key-man insurance on Ms.
Anderson-Lasko without the written consent of the SBA. The loss of this key executive could materially adversely affect the Company's operations.

         Competition. The marketplace for the Company's products is highly competitive, and the Company is not a dominant factor in any of the markets in which it competes. The Company competes with other manufacturers, importers and distributors of textile products and casual apparel. Although the manufacture and sale of sports logoed products such as the Company's requires a license, the Company's licenses are non-exclusive and the Company does not have any control over the granting of additional licenses by the licensing entities. Other manufacturers, importers and distributors with greater financial, research, staff and marketing resources than the Company could decide to enter the business of manufacturing, importing and distributing competitive products.
There is no assurance that the Company could compete effectively with such competitors. The Company's ability to sell its products is dependent upon the price and quality of its products and its ability to meet its customers' schedules. See "Business - Competition".

         Suppliers. The raw materials for the products produced domestically by the Company are generally purchased from a small number of suppliers. During fiscal 1995 the Company utilized single sources to purchase substantially all of the raw materials for these products. The Company has no long-term supply agreement with any supplier of domestic raw materials. The Company believes that alternative sources of supplies are available in the United States for its unfinished items. However, in the event the Company was unable to obtain alternative sources of supplies on comparable terms, the Company's financial condition could be materially adversely affected. See "Business - Suppliers."

         Litigation. The Company is involved from time to time in litigation arising in the ordinary course of its business or as the result of the bankruptcy filings by Spirco and Sportswear. With the exception of the Tedesco litigation discussed below, while the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be sufficient enough, in number and magnitude, to have a material adverse effect in the aggregate. In Michael J. Tedesco v. Innovo, Inc., Innovo Group Inc., Rick Binet, and Patricia Anderson-Lasko, f/k/a Patricia M. De Alejandro, the Company is appealing a $700,000 judgement awarded by a jury for employment benefits, including stock compensation, it found to be due to an ex-employee who it nonetheless found had been properly terminated for cause. The Company will vigorously appeal the decision. If, however, the Company is not able to reverse or substantially reduce the amount of the award, either through appeal or through the negotiation of a settlement, the satisfaction of the judgement, which will not be an insurable claim, would have a material adverse effect on the Company and its financial condition. See "Business - Legal Proceedings".

         Voting Control by Existing Stockholders; Anti-takeover Provisions. The Company's executive officers, directors and its affiliates beneficially own or have voting control of approximately 32.7% of the issued and outstanding common stock. Because of their stock ownership and/or positions with the Company, these persons have been and will continue to be in a position to greatly influence the election of directors and thus control of the affairs of the Company. Additionally, the Company's by-laws limit the ability of stockholders to call a meeting of the stockholders. The Company's employment contract with its chief executive officer contains provisions that could require the payment of significant compensation in the event employment terminates after a change in control that is not approved by the board of directors, and the price at which the Company could be required to repurchase certain shares of its common stock would significantly increase in the event of such a change in control. Further, the Certificate of Incorporation authorizes the board of directors to issue additional shares of common stock, up to the authorized capitalization of 30 million shares, without further stockholder approval. The issuance of common stock may have the affect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. These contractual obligations and by-law provisions, and any issuance of common stock, could have the effect of discouraging a takeover of the Company, and therefore may adversely affect the market price and liquidity of the Company's securities. The Company is also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control of the Company. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of the Company's securities.

         Lack of Protection of Intellectual Property. The Company possesses certain proprietary information with respect to which it currently has no patent, copyright or trademark protection. With the exception of Ms. Anderson-Lasko, none of the Company's executive officers, directors or employees has executed any confidentiality or noncompete agreement with the Company. There can be no assurance that the

Company will be successful in maintaining the confidentiality of its proprietary information or barring others from exploitation of intellectual property rights claimed by the Company. If such proprietary information were to be disclosed, it could have a materially adverse effect on the Company's business.

         Dividends. The Company has not paid any dividends nor does it anticipate paying any dividends on its Common Stock in the foreseeable future. The Company's operating subsidiaries are currently restricted as to the payment of dividends to the Company. It is the Company's present policy to retain earnings, if any, for use in the development and expansion of the Company's business.

         Shares Eligible for Future Sale. Of the 12,584,579 shares of common stock of the Company outstanding as of the date of this Prospectus, 1,470,100 shares are restricted securities, as that term is defined in Rule 144 promulgated under the Securities Act, and an additional 1,872,327 shares are owned by affiliates of the Company. Absent registration under the Securities Act, the sale of such shares is subject to Rule 144, as promulgated under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of common stock for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the common stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. Additionally, (i) the holders of 148,950 warrants for the purchase of shares of common stock hold registration rights which entitle them to certain demand and "piggy-back" registration of the shares issuable upon the exercise of such warrants, (ii) the Class 3 Trust established under Spirco's plan of reorganization presently holds 152,728 shares which are freely-tradeable, and which will be sold by the Class 3 Trust to the extent necessary to satisfy Class 3 claims, and (iii) the Company has secured its appeal bond in the Tedesco litigation with 200,000 shares of its common stock which are fully tradeable and which the court or the plaintiff would have the right to sell if the Company losses its appeal and is thus unable to satisfy the judgement through other means, or otherwise defaults on the bond. No assurance can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the Company's securities and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Reorganization of Spirco," "Business - Legal Proceedings," and "Shares Eligible for Future Sale."

         Possible Delisting of Securities from NASDAQ; Risks of Low-Priced Stocks. The Company's common stock is currently listed on NASDAQ SmallCap Market. At present, the minimum maintenance criteria for NASDAQ are $2 million in assets, $1 million in stockholders' equity, a minimum bid price of $1.00 (or alternatively stockholders' equity of $2 million), at least one market maker, 300 shareholders, a 100,000 share public float, and $200,000 in market value for the public float.

Between March, 1995 and July, 1995 the Company's common stock traded on the NASDAQ SmallCap Market pursuant to a temporary exemption from the stockholders' equity, bid price and current Exchange Act reporting criteria. In November, 1995 the Company's common stock traded on the NASDAQ SmallCap Market pursuant to a temporary exemption from the stockholders' equity requirement.

Additionally, the Company's common stock has, since November, 1995, traded at prices below $1.00. The Company has maintained its NASDAQ listing, despite the lack of a $1.00 minimum bid price, because it satisfies the alternative requirement of stockholders' equity of $2 million.

If the Company is unable to satisfy NASDAQ maintenance criteria for listing in the future, its securities will be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "Electronic Bulletin Board". As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, the Company's securities. With respect to the minimum bid price requirement, if the Company's stockholders' equity were to fall below the $2 million requirement due to operating losses, or for other reasons, the Company might be required to effect a reverse split of the number of authorized, issued and outstanding common shares if it desired to maintain its NASDAQ listing. While such a reverse split would likely allow the Company to increase the bid price to above $1.00 and thus maintain its NASDAQ listing, market prices after a reverse split invariably do not maintain a level reflective of the pre-reverse split price and the reverse split ratio. Accordingly, investors could lose value if such a reverse split became necessary.

         Penny Stock Regulation. The Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system, or securities of issuers that meet certain net asset or average revenue tests). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, the holders of its securities may find it more difficult to sell such securities.

The Company believes that its common stock is outside the definitional scope of a penny stock because it is listed on the NASDAQ, and because the Company's net revenues over the last three years have exceeded the definitional threshold. However, in the event the common stock were subsequently to become characterized as a penny stock, the market liquidity for the Company's securities could be severely and adversely affected. In such event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities, and, thus, the ability of holders to sell their securities in the secondary market.

         Board of Directors Ability to Authorize a Reverse Stock Split. Pursuant to a resolution approved by the Company's stockholders on July 25, 1994, the board of directors has the authority to effect, at its discretion, one or more reverse splits of the number of shares of common stock authorized, issued and outstanding. Pursuant to that resolution on June 8, 1995 the board of directors elected to effect a one-for- ten reverse stock split, which was effective June 19, 1995. A reverse stock split effected pursuant to the resolution could have the effect of reducing the numbers of record and beneficial owners of the Company's common stock, since any stockholder that, based on the reverse split ratio selected by the board of directors, was entitled to receive less than one share would instead receive a cash payment for the fractional share, and would cease to be a stockholder of the Company. Under the rules of the Commission, a Company may suspend its obligation to file periodic and other reports under the Exchange Act if the number of holders of record of its common stock falls below 300. Although the June 19, 1995 reverse stock split did not, and the Company currently believes that it is unlikely that any future reverse stock split effected pursuant to the proposal would, reduce the number of record holders to below 300, and although the board of directors presently would not plan to discontinue filing reports under the Exchange Act even if the number of record holders did fall below 300 for so long as there continued to be a public market for the common stock, if a reverse stock split effected pursuant to the resolution did have such an effect, the board of directors could, at its discretion and without further stockholder action, elect to suspend filing reports under the Exchange Act. A suspension of the Company's reporting under the Exchange Act would decrease the amount of information about the Company available to current investors, and would exempt the Company from the Commission's requirements concerning the form of proxy solicitation materials. Additionally, it would result in the delisting of the Company's common stock from the NASDAQ, since the listing requirements of the National Association of Securities Dealers, Inc. ("NASD") require, among other things, the filing of reports under the Exchange Act. The NASD also requires, among other things, that there be at least 300 beneficial owners, and 100,000 publicly held shares, of any class of common stock traded on the NASDAQ. If the Company's common stock was delisted from the NASDAQ, it could continue to trade in the over-the-counter market; however, such market is generally less liquid than the NASDAQ, and the value and liquidity of a stockholder's investment could be adversely affected. However, as previously indicated, the board of directors would not currently plan to discontinue filing reports under the Exchange Act. Additionally, the Company currently believes that it is unlikely that a reverse stock split effected pursuant to this resolution would cause the Company to no longer meet the other NASDAQ listing requirements described above.

                                   THE COMPANY

         The Company, through its operating subsidiaries, designs, manufactures and domestically markets various canvas and nylon products, principally tote bags, sports bags, back packs, lunch bags, stadium totes, and craft products for sale to various retailers and in the premium and advertising specialty market. The Company also internationally markets and distributes sport bags and backpacks.

         Innovo, a wholly owned subsidiary, manufactures and distributes utility, craft, fashion, sports and advertising specialty products. Innovo's utility line is made up of canvas and nylon products, such as tote bags, laundry, duffle and shoe bags and gift bags that are designed as consumable products that respond to needs consumers encounter in every day life. These products are generally produced with company designed artwork. For the craft market Innovo produces canvas tote and laundry bags, aprons, children's smocks and Christmas stockings with no design, which are sold (sometimes packaged with paints or other materials) for sale as a craft project supply. The fashion line features company designed canvas back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags, that attempt to combine style and convenience to capitalize on the increasing trend towards more casual dress.

         Innovo's sports line consists of tote bags, lunch bags, fanny packs, laundry, shoe and duffle bags and stadium totes. The majority of these products display logos, insignia, names, mascots and other identifying characteristics of professional or collegiate sports teams, or the U.S.O.C., under licenses, which are generally non-exclusive, held by Innovo from various licensing entities including the National Football League, the NBA, the National Hockey League, Major League Baseball, the U.S.O.C., and approximately 130 colleges and universities. For the year ended October 31, 1995, 46% of the Company's sales from continuing operations represented the sale of products bearing logos licensed by the colleges and universities, the professional sports teams and the U.S.O.C. In fiscal 1996 Innovo will add products that display the "Louisville Slugger" name and logo to its sports line.

         For the premium and advertising specialty markets the Company produces both products that display professional sports team logos, and products that bear the name, logo, slogan and/or design specifically requested by the customer, who frequently provides the artwork to be used on such products. Advertising specialty and premium customers are generally companies purchasing products for distribution in promotions to employees and customers or for sale as premium items. During the third quarter of fiscal 1994 the Company began to also provide domestic manufacturing for other distributors of tote and sport bags.

         During October 1994 the Company began steps designed to reduce its operating expenses and capital requirements. The Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas. This consolidation allowed the Company to eliminate the expense of the leased space in Texas, and also allowed the elimination of certain shipping and duplicative supervision costs. On July 31, 1995, the Company executed an agreement with ANG under which ANG succeeded to all of the rights held by the Company's wholly owned subsidiary, NASCO Products to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags previously imported to and distributed in the U.S. by NASCO Products. The agreement did not cover the international rights under the National Football League, NBA, Major League
Baseball and National Hockey League licenses. NPI International continues to sell products internationally. Additionally, the agreement has no effect on Innovo's marketing and sale of its domestically manufactured sports-licensed products, and the Company retained all the domestic rights to the United States Olympic Committee, college and Major League Baseball Players Association products, which will now be manufactured domestically by Innovo and marketed as part of its product line.

         For each license ANG will pay NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is being paid, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost, or approximately $307,000. Such payments are being made by ANG over a six month period which will end May, 1996.

         In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

         During fiscal 1993 and 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets. The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. The Company will also pursue opportunities to provide domestic manufacturing for other tote and sports bag distributors. The Company will attempt to achieve growth in the sales of its sports logoed products through the acquisition of new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring Olympic logo and the "Louisville Slugger" license acquired in November, 1995, and by the development of new products and distribution for college logoed merchandise. Over the longer term the Company is looking to achieve growth through increase in the sales of the sports logoed bags and backpacks it designed, under its international license rights, for the international market, where U.S. professional sports have achieved increased exposure and popularity, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that any of these strategies will produce increased sales.

         The Company estimates that the products sold by its continuing operations are carried in over 4,500 retail outlets. The Company's marketing efforts are conducted principally by its own sales and marketing staff and through its network of approximately 20 marketing organizations having approximately 60 independent sales representatives. The Company sells to retail accounts such as mass merchandisers, department stores, mail order companies, grocery stores and drugstore chains, including K Mart Apparel Corp., Wal-Mart Stores, Inc., Target, J.C. Penney Company, Inc., Sears Roebuck and Co., Walgreen Co., and Michael's Stores, Inc., and advertising specialty accounts.

         On April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinancings or asset sales by Thimble Square). The purchase prices are subject to downward adjustment based on the results of an audit of Thimble Square's December 31, 1995 financial statements, and the appraisal of its property and equipment, which are to be completed by June 15, 1996.

      A total of 2,745,098 shares of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reacquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,665,098 shares.

      Thimble Square manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear from plants in Pembroke and Baxley, Georgia. Its products are sold to mail order companies, retailers and through mail order distribution. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provides the raw materials, and Thimble Square manufactures the products to the distributor's specifications. Thimble Square's sales for its fiscal year ended December 31, 1995 were approximately $3 million. Innovo Group intends to attempt to increase Thimble Square's sales by using Innovo's marketing and sales functions to market its products to major mass merchants and other retailers with whom Innovo already has relationships, and to which Thimble Square has not had material sales. The Company may also utilize Thimble Square's mail order distribution to market Innovo's products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

         Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, a manufacturer, importer and distributor located in Springfield, Tennessee, through two separate transactions. In the first transaction, the retail bag division of NASCO was acquired by a wholly-owned subsidiary of the Company in June 1991. The retail bag division of NASCO, renamed NASCO Products upon its purchase, manufactured and imported a line of canvas and nylon sports bags, backpacks, equipment bags, fanny packs, athletic caps and other sporting goods products imprinted or embroidered with emblems and logos licensed from a variety of licensors, such as Major League Baseball, the National Hockey League, the National Football League and the NBA.

         In the second transaction, all of the outstanding shares of common stock of NASCO (the assets of which included the 75,000 shares of the Company's common stock transferred in the prior transaction) were acquired by the Company in August 1991. NASCO, subsequently renamed Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items. Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP, which is a wholly-owned subsidiary of The Readers Digest Association, Inc. The Company received initial proceeds of $1.5 million in fiscal 1993, and additional payments from QSP of $1,445,000 in fiscal 1994.

         Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs, and its continuing operations of supplying school spirit products to companies that market such programs was not producing sufficient cash flow to significantly reduce these obligations and liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility. Leasall, a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of

222,000 shares of Innovo Group common stock. Additionally, 584,000 shares of Innovo Group common stock were issued to the Class 3 Trust which is selling those shares and distributing the proceeds to the Class 3 claimants, which are federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. In general, Innovo Group will receive any shares that are not required to satisfy the Class 3 claims. All claims that ranked below secured claims, including general unsecured claims and the claims of Innovo Group, Innovo and NASCO Products for advances to Spirco, received no distribution. The shares of Innovo Group common stock issued in Spirco's reorganization are freely-tradeable; however, the plan of reorganization restricted each recipient (including the Class 3 Trust) to resales of no more than 10 percent of the shares received during any 30 day period until November 10, 1995.

         The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is (615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders.

         The proceeds from my exercise of the Class F or Class G common stock purchase warrants will be added to general working caital.


                                 DIVIDEND POLICY

         The Company has never declared or paid a dividend on its common stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors, which will review this dividend policy from time to time. See "Risk Factors - Dividends."

                       MARKET FOR THE COMPANY'S SECURITIES
                         AND RELATED STOCKHOLDER MATTERS

         The Company's common stock is currently traded on the NASDAQ SmallCap Market under the symbol "INNO". The following sets forth the high and low bid quotations for the Company's common stock in such market for the periods indicated. This information, which has been adjusted to reflect the one-for- ten reverse stock split effected in June, 1995, reflects inter-dealer prices, without retail mark-up, markdown or commissions, and may not necessarily represent actual transactions. No representation is made by the Company that the below quotations necessarily reflect an established public trading market in the Company's common stock.
                                                        High            Low
                                                        ----            ---

    Fiscal 1994
    -----------
      First Quarter (November to January)            $ 11 7/8        $ 5 5/8
      Second Quarter (February to April)               17 1/2         5 5/16
      Third Quarter (May to July)                      7 3/16          3 1/8
      Fourth Quarter (August to October)              4 11/16         2 3/16

    Fiscal 1995
    -----------
    First Quarter (November to January)                 3 1/8          15/16
    Second Quarter (February to April)                 4 1/16          1 1/4
    Third Quarter (May to July)                         2 7/8          1 1/2
    Fourth Quarter (August to October)                  2 1/4              1

    November 1995 (1)                                   1 1/8            1/2

    Fiscal 1996
    -----------
      First Quarter (December to February)                7/8           7/32
      Second Quarter (through April 30, 1996)            9/16           9/32

    (1) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year had ended on October 31.

         As of April 15, 1996, there were approximately 760 record holders of the Company's common stock.

         Under the rules of the NASDAQ, a company must, among other things, maintain total assets of $2 million, stockholders' equity of $1 million, a minimum bid price of $1 (or alternatively stockholders' equity of $2 million), and must remain current in the filing of reports under the Securities Exchange Act of 1934 (the "Exchange Act") in order to continue trading on the NASDAQ SmallCap Market. Between March and June, 1995, and again in November, 1995, the Company's common stock traded on the NASDAQ SmallCap Market pursuant to temporary exemptions granted while the Company took steps to comply, in March 1995 with the stockholders' equity, bid price and Exchange Act reporting criteria, and in November 1995 with the stockholders' equity requirement. Additionally, the Company's common stock has, since November, 1995, traded at prices below $1.00. The Company has maintained its NASDAQ listing, despite the lack of a $1.00 minimum bid price, because it satisfies the alternative requirement of stockholders' equity of $2 million. However, if the Company's stockholders' equity were to fall below $2 million due to operating losses, or for other reasons, the Company could face delisting unless it took action to either increase the minimum bid price to $1.00, or to increase its stockholders' equity to above $2 million. Although the Company will continually use its best efforts to maintain its NASDAQ SmallCap listing, there can be no assurance that it will be able to do so.

         If, in the future, the Company is unable to satisfy NASDAQ maintenance criteria for listing, its securities would be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "Electronic Bulletin Board". As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Company's common stock.

         The Company has never declared or paid a dividend and does not anticipate paying dividends on its common stock in the foreseeable future. In deciding whether to pay dividends on the common stock in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its working capital expenditure requirements.

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Company at February 29, 1996.

                                                    As of February 29, 1996
                                                    -----------------------
                                                          (in thousands)
                                                   Actual         Pro Forma (4)
                                                   ------         -------------

      Notes payable (1)                          $  1,410          $  1,704
      Subordinated notes payable                      185               185
      Long-term debt, including
        current maturities of $168
        and pro forma $233 (1)                      2,322             2,958
                                                  -------           -------

         Total Debt (1)                             3,917             4,847
                                                  -------           -------

      Class 3 Trust (2)                               236               236
                                                  -------           -------

      Stockholders' Equity:
        Common Stock, $.01 par value;
          30,000,000 shares authorized,
          8,451,551 and pro forma 10,116,649
         shares issued (3)                             85               101
        Stock subscription                            118               118
        Additional paid-in capital                 21,174            22,007
        Deficit                                   (17,713)          (17,713)
        Treasury stock (119,691 shares)            (2,426)           (2,426)
                                                  -------           -------

         Total Stockholders' Equity                 1,238             2,087
                                                  -------           -------

      Total Capitalization                       $  5,391          $  7,170
                                                  =======           =======

- ----------

(1) See Notes 4 and 5 of Notes to Consolidated Financial Statements for information regarding the Company's debt.
(2) Represents Class 3 claims in the reorganization of Spirco (with disputed claims included based on the estimated amount to be allowed) to be satisfied with the proceeds from the sale of shares of the Company's common stock held by the Class 3 Trust. See Note 2 of Notes to Consolidated Financial Statements.
(3) Excludes (i) 2,435,966 shares of common stock issuable upon the exercise of outstanding Common Stock Purchase Warrants, (ii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, under which 3,300 options are outstanding, (iii) 152,728 shares of common stock held by trusts established under the Plan of Reorganization of Spirco, and (iv) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. Also excludes 1 million shares issued in March, 1996 upon the exercise of outstanding common stock purchase warrants. See "The Company", "Business - Legal Proceedings", "Description of Securities", Note 2 of Notes to Consolidated Financial Statements and Notes 4 and 5 of Notes to Condensed Consolidated Financial Statements.
(4) Pro forma for the effects of the acquisition of Thimble Square, which was completed on April 12, 1996, as if the acquisition had taken place on February 29, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidted Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)

      The following selected consolidated financial data as of and for the fiscal years ended October 31, 1995, 1994, 1993 and 1992, and for the ten months ended October 31, 1991 are derived from the consolidated financial statements of the Company, which have been audited by BDO Seidman, LLP, independent certified public accountants. The selected consolidated financial data presented below for the three months ended February 29, 1996 and January 31, 1995 is derived from the Company's unaudited consolidated financial statements for those periods and reflect, in management's opinion, all adjustments necessary for a fair presentation of the consolidated financial position and results of operations for those periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. All of the information presented herein should be read in conjunction with the consolidated financial statements included elsewhere in this Prospectus.


                                                       Year Ended                   Ten Months                            Pro Forma
                                                       October 31,                    Ended    Three Months    Ended      Year Ended
                                      --------------------------------------------  October 31, February 29, January 31, October 31,
Income Statement Data:                 1995        1994         1993          1992   1991(1)      1996 (10)     1995       1995 (11)
                                      ---------------------------------------------  -----------------------------------------------
                                                               (000's except per share amounts)
Net Sales                          $ 5,276     $ 8,028      $12,468       $12,768      $10,437    $ 1,319    $ 1,115      $ 8,327
Cost of Goods Sold                   3,808       5,044        6,998         8,899        6,006        732        518        6,293
Gross Profit                         1,468       2,984        5,470         3,869        4,431        587        597        2,034
Operating Expenses                   3,134       5,389 (2)    5,023         4,723        3,785        742        701        3,776
Income (loss) from operations       (1,666)     (2,405)         447          (854)         646       (155)      (104)      (1,742)
Interest expense                      (511)       (821)        (960)         (836)        (12)       (121)      (104)        (644)
Income (loss) before income taxes      (67)(3)  (4,124)        (223)       (1,622)       1,083       (161)      (311)        (267)
Income (loss) from
  continuing operations                (67)(3)  (7,905)(4)     (661)(4)      (843)         717       (161)      (311)        (267)
Income (loss) per share
 from continuing operations           (.03)      (3.99)        (.63)         (.79)         .81       (.02)      (.15)        (.05)
Supplemental loss per share from
  continuing operations (5)              -       (3.77)        (.14)             -           -          -          -
Income(loss) from discontinued
 operations (6)                       (626)       (685)      (7,268)       (2,117)         707          -       (187)
Income(loss) per share from
 discontinued operations (6)          (.24)       (.34)       (6.92)        (1.95)         .80          -       (.08)

Extraordinary gain (loss) (7)         (258)        699            -             -            -          -          -
Extraordinary gain (loss) per share   (.09)        .35            -             -            -          -          -

Net income (loss)                     (951)     (7,891)      (7,929)       (2,896)       1,424       (161)      (498)
Net income (loss) per share           (.36)      (3.98)       (7.55)        (2.74)        1.61       (.02)      (.23)

Cash dividends declared
 per common share                        -           -             -            -            -          -          -
Weighted Average Shares of
 Common Stock and Common Stock
 Equivalents Outstanding             2,616       1,982         1,050        1,055          884      6,716      2,134        5,361

                                                                                                                         Pro Forma
                                                                                                                        February 29,
                                                                                                                            1996
                                                                                                                        ------------
Balance Sheet Data:
Total Assets                       $ 5,667     $11,143     $  19,351      $29,957      $19,199    $ 7,502    $ 9,723      $ 9,793
Long-Term Debt                       1,565       1,514         1,759        1,962          190      2,322      1,507        2,958
Common Stock Issuable (8)                -           -         2,911            -            -          -          -            -
Redeemable Common Stock (9)              -       1,423         1,423            -            -          -      1,423            -
Stockholders' Equity                  (230)     (2,372)          951        7,520        9,953      1,238     (2,588)       2,087


- ----------


                                      -25-

(1) Includes the effect of the acquisition of NASCO Products and Spirco, each accounted for by using the purchase method. The Company acquired NASCO Products in June 1991 and Spirco in August 1991. The fundraising program marketing operations of Spirco were subsequently sold in May 1993 and the import operations of NASCO Products were sold in July, 1995, and are classified as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.

(2) Operating expenses for fiscal 1994 include plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(j) of Notes to Consolidated Financial Statements.

(3) Includes other income of $1.9 million from the settlement of litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Continuing Operations".

(4) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share) in fiscal
      1994 and 1993, respectively.

(5) Represents net loss per share adjusted to treat as outstanding from the date of the loans the 229,720 shares of common stock issued in fiscal 1994 to extinguish certain borrowings. See Note 4 of Notes to Consolidated Financial Statements.

(6) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of Sportswear. See Note 3 of Notes to Consolidated Financial Statements.

(7) Represents gains and losses resulting from the Chapter 11 reorganization of Spirco. See Note 2 of Notes to Consolidated Financial Statements.

(8) Represents obligations extinguished subsequent to October 31, 1993 by the issuance of common stock. See Note 7(a) of Notes to Consolidated Financial Statements.

(9) Represents 189,761 shares of common stock, which were issued in September 1993 to extinguish $1,423,000 of debt and accrued interest, which the Company could have been required to repurchase at $7.50 per share between January 1994 and April 1995. See Note 7(b) of Notes to Consolidated Financial Statements.

(10) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented herein. See Condensed Consolidated Financial Statements.

(11) Pro forma for the effects of the acquisition of Thimble Square, which was completed on April 12, 1996. Pro forma income from continuing operations data is stated as if the acquisition had taken place on November 1, 1994. Pro forma balance sheet data is stated as if the acquisition had taken place on February 29, 1996. The pro forma financial information is not necessarily indicative of the actual future results of operations or financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company has incurred losses from continuing operations in each of the last three fiscal years, principally as the result of a lack of adequate working capital and lower than expected sales. In fiscal 1994 the Company's sales were significantly affected by a weak retail environment and the coinciding decline in sports licensed sales caused by the baseball and hockey strikes, and the resulting shortfall from prior year and projected sales levels caused a $2.5 million decline in gross profit from continuing operations and was the principal reason for the fiscal 1994 loss from operations. The increase in the loss from continuing operations between fiscal 1993 and the year ended October 31, 1994 also results from the fiscal 1994 write-down of deferred tax assets originally recorded principally in 1991 and 1992. The indirect effects of the losses incurred by Spirco's discontinued school fundraising marketing operations, including the absorption of capital resources by those operations, also contributed to the losses from continuing operations.

      Fiscal 1995 sales were also adversely affected by the continuing weakness in the retail sector, and by a shortage of working capital. The Company had projected that its sale of the NASCO Products imported product line would provide it with both immediate working capital and the ability to obtain more traditional accounts receivable and inventory financing, as the terms originally negotiated with the buyer provided for an all cash payment with which the Company could have retired certain existing borrowings. However, shortly before the completion of the sale, the buyer, ANG, advised the Company that it would be unable to obtain financing. The Company decided to proceed with the sale to ANG, under revised terms that allow ANG to pay the purchase over a three year period, because the preceding process of obtaining league approvals, which had been proceeding since March, 1995, had made it impractical for the Company to alter its restructuring strategy and remain in the import business.

      Fiscal 1995 results also reflect effects of the Company's 1994 strategy of emphasizing sports licensed products in its marketing. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets. The Company believes that these new products and programs, and the approach of the 1996 Summer Games, will have a positive impact on fiscal 1996 sales. However, there can be no assurance that fiscal 1996 sales will increase, as actual results can be affected by the Company's ability to obtain the working capital it will need to support any sales increases, and by presently unknown developments in the retail sector or in the Company's financial and competitive positions.

      The Company's capital resources have been below the necessary level since fiscal 1992, when it was forced to abandon a planned $7.5 million preferred stock offering because NASCO's former auditors would not furnish required financial information. Subsequent efforts to raise capital through private placements in fiscal 1993 did not yield sufficient proceeds, and market conditions, the bankruptcy reorganization of Spirco and the Company's losses prevented the Company from pursuing a public offering during fiscal 1994. Additionally, the Company's losses caused NBD Bank ("NBD"), its principal lender, to reduce the amounts available under the bank credit facility. The lack of adequate working capital caused the Company to lose sales in fiscal 1993 and 1994 because it caused delays in the receipt of imported products, caused domestic production delays, and limited investments in marketing and product development.

      In fiscal 1994 the Company began a restructuring, which continued throughout fiscal 1995, designed to reduce the Company's working capital needs and allow the elimination of certain overhead expenses.

Effective November 1, 1994 the Company closed its Sugarland, Texas manufacturing facility and consolidated all domestic operations to its owned facility in Springfield, Tennessee. This consolidation allowed the Company to eliminate the expense of the leased space in Texas, which approximated $20,000 per month, and also allowed the elimination of certain shipping and duplicative supervision costs. In connection with the plant consolidation the Company recorded a charge of $470,000 during fiscal 1994. The charge included $152,000 for the remaining payments under the Sugarland, Texas lease and $40,000 relating to the employees who were not relocated to Springfield, Tennessee. See Note 1(j) of Notes to Consolidated Financial Statements.

      The Company executed the agreement which resulted in the sale of NASCO Products' imported product line of sports bags, back packs and equipment bags displaying the logos of National Football League, NBA, Major League Baseball and National Hockey League teams on July 31, 1995. The agreement did not cover the college or U.S.O.C. license rights held by NASCO Products, NASCO Products' international license rights, or any of Innovo's license rights. Domestically marketed U.S.O.C. and college logoed products will now be manufactured domestically by Innovo and marketed as a part of its product line, and the Company will continue its international distribution through NPI International.

      The disposed of product line was imported, and therefore required the Company to make substantial investments to order and purchase inventory several months ahead of expected sales. Increasing competition and continued soft demand for these products caused the Company to incur operating losses in order to sell the imported inventories, and the Company's decision to sell the product line reflects its conclusion that these market conditions were likely to continue for some time, as a result of which near-term profitability was unlikely. The disposal of this portion of the Company's business is intended to eliminate these losses and the capital requirements relating to the import operations, and to allow the Company to utilize the proceeds from the sale to reduce other obligations and invest in the development of new products and distribution channels for its continuing operations. As the result of the disposal, the Company's continuing operations will be concentrated around its domestic manufacturing capabilities and its international license rights, which the Company views as its strategic strengths.

      The completion of the sale reduces the Company's revenues significantly. The Company is attempting to offset the initial decline in revenues through both reductions in operating expenses and increases in sales by the continuing operations. In late July and early August, 1995, concurrent with the sale to ANG, the Company made or scheduled personnel reductions that are estimated to reduce payroll costs by $300,000 annually. The management and administrative structure retained after these reductions represents a level of costs that the Company has chosen to continue in anticipation of, and to generate, increased sales. The Company recognizes that its fiscal 1995 level of sales would not allow it to operate profitably without additional significant expense reductions, and if sales increases are not achieved, it will further restructure to accomplish those cost reductions. Over the long-term the Company hopes that its reduced capital and operating needs will allow it to increase sales by increasing its investment in the development of new and updated products and distribution channels for Innovo.

      Management believes that these steps, once fully implemented, will assist the Company in returning to profitability by allowing cost reductions, a concentration on exploiting the Company's domestic manufacturing capability and international license rights, and by reducing the Company's exposure to the adverse effects of sales and working capital shortfalls. However, the Company will continue to encounter difficulties in regaining profitability if it is unable to obtain the working capital required to support higher sales levels, or those higher sales levels fail to materialize due to continuing or deepening retail weakness.

Acquisition of Thimble Square

      As discussed elsewhere herein, on April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinanings or asset sales by Thimble Square). The purchase prices are subject to downward adjustment based on the results of an audit of Thimble Square's December 31, 1995 financial statements, and the appraisal of its property and equipment, which are to be completed by June 15, 1996.

      A total of 2,745,098 shares of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reacquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,665,098 shares.

      On a pro forma basis, assuming that the acquisition had been completed on November 1, 1994, and after pro forma adjustments to reflect (i) increases in depreciation and amortization resulting from recording the Thimble Square assets acquired at fair value, and (ii) the effects of certain compensation and fringe benefit arrangements that became effective upon the completion of the acquisition, the Company and Thimble Square would have reported sales of $8,327,000 and a loss from continuing operations of $267,000 (see Pro Forma Condensed Consolidated Financial Statements). However, the Company does not believe that the pro forma results are necessarily indicative of the effects the acquisition of Thimble Square will have on its consolidated results of operations. The pro forma results do not include adjustments for additional cost savings which the Company believes can be achieved through changes to Thimble Square's manufacturing operations, and through the use of Thimble Square's facilities to manufacture Innovo's products during periods of peak production. Additionally, as discussed elsewhere herein, the Company plans to use Innovo's existing marketing and sales functions to market Thimble Square's products through the Company's existing network of marketing organizations and sales representatives, and to the mass merchant customers with which the Company has existing relationships. Thimble Square previously has not made significant use of outside sales representatives, or had significant sales to Innovo's customers, and has instead relied principally on the marketing and sales efforts of its own personnel. While there can be no assurance, the Company believes that these new marketing and sales efforts could, over time, generate material increases in Thimble Square's sales. However, the implementation of such steps may require a period of several months, and therefore sales increases would not be immediate. At Thimble Square's present level of sales, it is anticipated that its operations will not have a material effect on the Company's 1996 results of operations.

Change In Fiscal Year

      Effective November 1, 1995 the Company changed its fiscal year end to November 30. Previously, the Company's fiscal year ended on October 31. As a result,  the  results  of  operations  for the  first  quarter  of  fiscal  1996
(December, 1995 through February, 1996) may, in some respects, lack comparability to the results of operations for the first quarter of fiscal 1995 (November, 1994 to January, 1995). The results of operations and cash flows for the transition period of November, 1995 to November, 30, 1995 are separately presented in the condensed consolidated financial statements included herein.

Results of Continuing Operations

      Three months ended February 29, 1996 compared to three months ended January 31, 1995

      Sales for the first quarter of fiscal 1996 increased by $204,000, or 18.3%, to $1,319,000, from $1,115,000 for the three months ended January 31, 1995. The first quarter of fiscal 1996 includes the month of February due to the change in fiscal year. Sales for the month of February, 1995 were $414,000. During fiscal 1995 the Company developed new products for its fashion, utility and craft lines, seeking to lessen its dependence on sports licensed products. Sales for the first quarter increased due to the Company's new craft products, and its recapture of certain craft accounts from import suppliers, and from sales of the Company's U.S. Olympic Team products. The Company's order book as of February 29, 1996 was approximately 70% higher than at February 28, 1995 principally as the result of increased craft and utility product orders. The Company will begin to actively market its fashion line during the second quarter of fiscal 1996; however, material sales are not anticipated in fiscal 1996.

      Gross profit as a percentage of sales was 44.5% for the first quarter of fiscal 1996 compared to 53.5% for the three months ended January 31, 1995. Because of the seasonality of the Company's business, certain fixed manufacturing costs must be allocated between interim periods on the basis of projected sales. For fiscal 1996 the Company has revised the method used to make such allocations, and anticipates that as a result quarterly gross profit percentages will vary less than in fiscal 1995, when the gross profit percentages for the first half of the year were significantly higher than those for the second half of the year.

      Selling, general and administrative expenses decreased to 49.4% of sales for the three months ended February 29, 1996 from 52.7% for the first quarter of fiscal 1995. The majority of the Company's SG&A expenses are fixed, and accordingly the Company anticipates that SG&A expenses as a percentage of sales will decrease additionally with any additional increases in sales. As previously discussed, the management and administrative structure retained after the reductions made at the time of the sale of NASCO Products' domestic operations to ANG represents a level of costs that the Company has chosen to continue in anticipation of, and to generate, increased sales, and if sales increases are not achieved, the Company will further restructure to accomplish additional cost reductions.

      The loss from operations was $155,000 for the three months ended February 29, 1996 as compared to a loss from operations of $104,000 for the first quarter of fiscal 1995. The effect of the increase in sales in the first quarter of fiscal 1996 was offset by the decline in the gross profit percentage, which was lower in the current period for the reasons discussed above.

      Interest expense increased by $17,000 for the three months ended February 29, 1996, as compared to the quarter ended January 31, 1995, principally as the result of higher interest rates. Other income of $115,000 was recognized during the first quarter of fiscal 1996; in the three months ended January 31, 1995, other expense was $103,000. As a result of the forgoing, the loss from continuing operations for the three months ended February 29, 1996 was $161,000, or $.02 per share, compared to $311,000, or $.15 per share, for the first quarter of fiscal 1995.

      Fiscal 1995 compared to Fiscal 1994

      Sales from continuing operations for fiscal 1995 were $5,276,000, a decline of $2,752,000 from sales from continuing operations of $8,028,000 for fiscal 1994. Innovo's products, which represent the principal portion of the Company's continuing operations, include both sports licensed and utility items. Fiscal

1995 sales of utility products continued to be affected by a weak retail sector, and by the Company's 1994 strategy of emphasizing sports licensed products in its marketing. During the third quarter of fiscal 1995 Innovo completed the development of updated utility products, and a new fashion line, which the Company began to market in the fourth quarter of fiscal 1995 and the first quarter of fiscal 1996. Innovo's sales of domestically manufactured sports licensed items continued during fiscal 1995 to be negatively affected by the overall slow down in the market for sports licensed merchandise, which in part was triggered by the 1994 baseball strike. Although Major League Baseball resumed play in April, the rate at which the market for sports licensed products will recover remains uncertain. Additionally, marketing efforts for the Company's college logoed sports bags and backpacks were interrupted pending the decision as to whether the college products would be continued domestically by Innovo or included in the sale to ANG. However, in the fourth quarter of fiscal 1995 the Company began to receive increased orders and interest in its Olympic licensed products, including the new products developed under recently obtained cross-licenses with the U.S.O.C. and Warner Bros. Studios and the U.S.O.C. and Original Appalachian Artworks, and sales increases from these products could positively affect fiscal 1996.

      Gross profit as a percentage of sales was 27.8% for the year ended October 31, 1995 compared to 37.2% for fiscal 1994. The change in the gross profit percentage reflects the affect of lower sales, which increased the per unit absorption of fixed manufacturing costs and adversely effected the gross profit percentage. The effect was partially offset by the cost savings being achieved from the Company's fourth quarter fiscal 1994 consolidation of its manufacturing operations. The fiscal 1995 gross profit percentage was also affected by incentive pricing used to reduce college logoed inventory levels and provide liquidity. Management believes that sales can regain their fiscal 1994 levels without requiring a significant increase in fixed costs, and that sales increases could therefore positively affect gross profit percentages unless variable costs increase significantly.

      Selling, general and administrative expenses ("SG&A") declined by $1,377,000 to $2,728,000 for fiscal 1995. Commissions paid to the Company's independent sales representatives and royalties paid on the sale of licensed products are significant components of SG&A, and will vary due to changes in sales, changes in the portion of sales generated "in-house", and changes in the mix of sales among the Company's licensed and unlicensed products. For fiscal 1995, commissions were 1.2% of sales, compared to 3.1% in fiscal 1994, and royalties were 3.5% of sales compared to 3.7% of sales in fiscal 1994. Overall, commissions and royalties decreased by $294,000. Other SG&A declined by $1,083,000, and equaled 47% of sales in fiscal 1995 compared to 44% of sales for the year ended October 31, 1994. Although fixed personnel and overhead costs were reduced in fiscal 1995, as a percentage of sales SG&A was higher in fiscal 1995 due to the decline in sales. The Company believes that any future increases in sales, to at least the fiscal 1994 level, would be accomplished without a proportionate increase in SG&A expense.

      The fiscal 1995 loss from operations of $1,666,000 was $739,000 lower than the operating loss for the year ended October 31, 1994. Operating expense reductions of $2.3 million offset the decline in gross profits of $1.5 million, resulting in the decline in the operating loss.

      Interest expense declined by $310,000 for fiscal 1995 when compared to the year ended October 31, 1994, mainly as the result of lower borrowings under the Company's accounts receivable and inventory borrowing facilities. However, the effect of lower borrowings was partially offset by higher interest rates, and by the interest expense on the $600,000 working capital loan obtained in July, 1994.

      During the second quarter of fiscal 1995 the Company recognized other income of $1.9 million for the net proceeds it received upon the settlement of its lawsuit against the former auditors of Spirco (then NASCO). The Company had sued the accountants alleging, among other things, misstatements in the financial statements of NASCO for pre-acquisition periods. The accountants did not admit any wrong doing in settling the lawsuit.

      Fiscal 1994 compared to Fiscal 1993

      Net sales from continuing operations for fiscal 1994 declined $4,440,000 from fiscal 1993. Sales to the retail market declined by $2,295,000, from $10,032,000 in fiscal 1993 to $7,737,000 in fiscal 1994, while sales to the school market serviced by Spirco declined by $2.1 million from $2,436,000 in fiscal 1993 to $291,000 in fiscal 1994.

      Sales to the retail sector are highly seasonal, with the majority (67% in fiscal 1994 and 63% in fiscal 1993) occurring during the second half of the Company's fiscal year. The majority of the shortfall of 1994 retail market sales compared to those in 1993 occurred in the fourth quarter (August to October). That period saw an increase in the weakness being experienced in the apparel and sporting goods segments of the retail sector. The effects of that retail weakness on the Company's sales were magnified by the strikes by the players of Major League Baseball and the National Hockey League. For fiscal 1994 the Company had adopted a strategy that emphasized its sports logoed products, and it anticipated that increases in the sales of these products would offset any sales declines for Innovo's generic products caused by the focus on the licensed products. However, the baseball and hockey strikes had a significant impact on sales of all sports logoed products throughout the sports licensed industry, and with respect to the Company resulted in the fourth quarter of 1994 cancellation or loss of sales of approximately $1.2 million of Innovo domestically produced Major League Baseball and NHL products. Fiscal 1994 sales were also adversely effected by the trucker's strike, which prevented shipments and production for the month of April, 1994, and by a continuing lack of working capital.

      The majority of the $2.1 million decline in sales to the school market was experienced in the first quarter of fiscal 1994. In fiscal 1993, Spirco marketed jackets through its sales force, and sales for the first quarter of 1993 included $956,000 from a school jacket program run during that period. In fiscal 1994, QSP, which now markets to the schools formerly serviced by Spirco, decided not to run Spirco's jacket program. Additionally, QSP did not maintain its originally indicated efforts to distribute the Company's bag products in its market.

      Gross profit as a percentage of sales was 37.2% for fiscal 1994 compared to 43.9% for the 1993 year. The decline in the overall gross profit percentage was due to the unusually high margin school market sales in fiscal 1993. The gross profit on the remaining sales was 37.6% in fiscal 1994 and 39.0% in fiscal 1993. Innovo instituted some price increases in fiscal 1994, which had the effect of increasing sales by approximately $156,000. Additionally, Innovo was able to lower both fixed and variable production costs in fiscal 1994 by consolidating certain operations and re-engineering products. In fiscal 1994 $1.1 million of Innovo's sales resulted from certain orders to domestically produce sport and tote bags for another distributor of those products. The Company accepted the contract, and will pursue other such contracts, as a means of using its domestic manufacturing capability as a source of revenue enhancement. Generally the gross profit percentage on these sales will be lower than on the sales of the products the Company distributes itself, and the decline in the gross profit percentage was due to the significance of these orders to 1994 sales. However, on these sales the Company does not incur commissions, royalties, and other costs incurred in selling to the retail sector, as a result of which selling costs are also lower.

      Selling, general and administrative expenses decreased $250,000 in fiscal 1994. For fiscal 1994, commissions were 3.1% of sales compared to 4.7% in 1993. Royalties were 3.7% of sales in fiscal 1994 and 4.7% in fiscal 1993. Sales of licensed sports logoed products represented 30.8% of total sales in fiscal 1994 compared to 27.4% in fiscal 1993. Overall, commissions and royalties were $542,000, or 6.8% of sales in fiscal 1994, compared to $1,235,000, or 9.4% of sales in fiscal 1993. The $693,000 decrease in royalties and commissions between fiscal 1993 and fiscal 1994 was offset by a $443,000 increase in other SG&A, due principally to higher collection allowances caused by the weakness in the retail sector, and continuing high legal expenses. SG&A as a percentage of sales increased to 51.1% in fiscal 1994 from 34.9% in fiscal 1993 due to the decrease in sales.

      The loss from operations for fiscal 1994 was $2,405,000, compared to income from operations of $447,000 for fiscal 1993. The principal reason for the change was the decline in sales.

      Interest expense declined by $139,000 for fiscal 1994 compared to fiscal 1993, mainly as the result of lower borrowings under the Company's bank credit facility. The April 5, 1994 extinguishment of $1.8 million of interest bearing debt produced interest savings of approximately $122,000. However, that savings was partially absorbed by the effect of the increases in short-term interest rates that occurred during fiscal 1994.

      Other income (expense) changed from income of $280,000 in fiscal 1993 to expense of $898,000 for the year ended October 31, 1994. The fiscal 1994 amount includes $300,000 of costs associated with the preparation of a public offering of the Company's securities which was charged to expense when the Company decided not to proceed with an offering and loan fees of $213,000 from the fees the Company incurred in connection with the renewals of its agreement with NBD.

      During fiscal 1994 the Company recorded an increase of $3,679,000 in the deferred tax asset valuation allowance, as a result of which the results of continuing operations reflect tax expense of $3.7 million for the year. The increase in the valuation allowance was recorded due to the Company's continuing losses, and the difficulty in projecting future results in light of the Company's restructuring and the potential for continuing effects from the baseball players' strike.

      The loss from continuing operations was $7,905,000 or $3.99 per share for fiscal 1994 compared to $661,000 or $.63 per share for fiscal 1993. After eliminating the effect of the plant consolidation charges from fiscal 1994, and the write-down of deferred taxes from both years, the comparable per share amounts were losses of $2.09 per share in fiscal 1994 and $.03 in fiscal 1993.

Results of Discontinued Operations

      Sales for the discontinued NASCO Products operations decreased by $3.2 million in fiscal 1995, from $5,937,000 to $2,777,000, and decreased by $302,000 in fiscal 1994, from $6,239,000 to $5,937,000. The declines in sales in fiscal 1995 and fiscal 1994 reflected the effects of the weakness in the sporting goods sector of the retail sector, and the effects of the baseball and hockey strikes. The negative effect of those factors was partially offset by sales the Company made at discounted prices to reduce its investment in imported inventory. NASCO Products' fiscal 1995 sales were also impacted by a decline in marketing efforts which took place during, and as a result of, the negotiations with ANG. Additionally, sales for fiscal 1995 represent only sales through July 31, 1995, or for nine months.

      The gross profits from the discontinued NASCO Products operations were 8.8%, 22.0% and 23.5% of sales for fiscal 1995, 1994 and 1993, respectively. The fiscal 1995 and 1994 gross profit percentages were adversely affected by the sales made at discounted prices to reduce inventory. In reaction to the decline in industry-wide sales of sports licensed products which began in the last part of 1994 and continued into 1995, NASCO Products, like many of the other sports-licensed distributors, offered significant discounts and affected several bulk sales at discounted prices in order to reduce inventory levels. In fiscal 1993, the gross profit percentage was negatively impacted by costs of approximately $443,000 incurred to air freight the supplier's late deliveries to the U.S., and by inventory reserves of $244,000 recorded for selling costs to be incurred in reducing inventory in fiscal 1994.

      The SG&A relating to NASCO Products' discontinued operations equaled 37.6%, 44.1% and 45.9% of sales in fiscal 1995, 1994 and 1993, respectively. The percentage decreased in fiscal 1995, as compared to fiscal 1994, due to lower commissions, as the majority of fiscal 1995 sales were made to accounts serviced directly by the Company. Fiscal 1993 SG&A was impacted by price allowances of $390,000 provided to customers because of the late receipt and delivery of the imported products.

      The Company recognized a gain from the sale of NASCO Products' domestic operations of $301,000 during the third quarter of fiscal 1995. The gain reflects the recording of the payments to be received from ANG over the next three years at their present value, discounted at 10% per annum.

      Upon  completion  of the  sale  of  Spirco's  fundraising  program  direct marketing operations to QSP, the Company terminated its employment and contracted relationships with its approximately 80 fundraising salespersons and also eliminated 33 management, administrative and equivalent full-time support positions. Approximately 55 Spirco fundraising salespersons accepted employment offers from QSP, and, under the sales agreement, Spirco's rights under the non-competition, confidentiality and non-solicitation agreements with those salespersons were transferred to QSP.

      The Company received the initial $1.5 million from QSP in fiscal 1993. The loss from the disposal of the discontinued operations for fiscal 1993 includes an operating loss of $1.7 million incurred in the second half of fiscal 1993 during the phase-out of the fundraising program marketing operations, and a provision of $180,000 for the loss to be incurred in disposing of Sportswear. During the third quarter of fiscal 1993, the Company accrued $579,000 of additional costs for the disposal of the discontinued operations. This accrual resulted from higher than originally estimated costs to fulfill Spirco's obligation to transfer its fundraising program marketing records onto QSP's data processing system.

      During fiscal 1994 the Company received additional proceeds from QSP of $1,445,000.

Reorganization of Spirco

      As described in Note 2 of Notes to Consolidated Financial Statements, the plan of reorganization for Spirco under Chapter 11 of the U.S. Bankruptcy Code was confirmed on August 5, 1994 and became effective on November 7, 1994. Generally Spirco's plan of reorganization provided for the full payment of all claims ranking above general unsecured claims, with claims ranking below general unsecured claims receiving no distribution. With the exception of administrative expenses, which were paid in cash with funds borrowed under the Company's bank credit facility, the claims were or are being paid through the issuance of Innovo Group common stock. Spirco's equipment and plant were transferred to Leasall, which assumed the related debt, and Spirco was merged into Innovo Group, which acquired direct ownership of its other assets.

      On the effective date a total of 222,000 shares of common stock were issued to satisfy the secured claims, and those that Innovo Group had guaranteed ("Class 8 claims"). Additionally, 584,000 shares were issued to a trust (the "Class 3 Trust"), which will sell those shares and distribute the proceeds to satisfy the claims of the Class 3 creditors, which were federal, state and local taxing authorities. As of the date hereof, the Class 3 Trust had sold 377,000 shares for net proceeds of $602,000, and had remaining 207,000 shares to satisfy claims of approximately $755,000 (including disputed claims of $605,000, which the Company estimates will result in allowed claims of $150,000). Any shortfall must be paid by Innovo Group in cash, with interest at 7% per annum, in installments between November 1995 and November 1999; conversely, any shares remaining unsold by the Class 3 Trust after the full satisfaction of the claims will, in general, be returned to the Company. Accordingly, the precise number of shares, or other consideration, issued pursuant to Spirco's plan of reorganization will not be known until the Class 3 Trust has completed its sale of shares. On the basis of the sales by the Class 3 Trust through March 31, 1996, the market price of the Company's common stock on that date and the estimated amount of disputed claims that will be allowed, the Company would be required to satisfy approximately $180,000 of remaining Class 3 claims in installments after the Class 3 Trust completes the sale of its shares. See Note 2 of Notes to Consolidated Financial Statements and Note 6 of Notes to Condensed Consolidated Financial Statements.

      The implementation of Spirco's plan of reorganization resulted in a fiscal 1994 extraordinary gain of $699,000 (net of taxes of $429,000) from the extinguishment of the unsecured and other claims that did not receive any distribution under the plan of reorganization. In fiscal 1995 the Company recorded extraordinary charges of $258,000 for changes in the estimates of certain allowed claims. For financial reporting purposes the Class 3 claims are being reported as satisfied as the Class 3 Trust sells the shares of common stock and distributes the proceeds to the claimants (see Note 2 of Notes to Consolidated Financial Statements). Accordingly, the full impact of the plan of reorganization will not be reflected in the consolidated balance sheet until that process is complete, which should occur in fiscal 1996. On an overall basis, Spirco's plan of reorganization will have had the effect of eliminating liabilities of approximately $3.4 million and increasing stockholders' equity by approximately $2.5 million.

      The majority of Spirco's creditors were related to its discontinued fundraising program operations and are not suppliers to the Company's continuing operations. Spirco had continued during its reorganization to make the scheduled payments on its mortgage debt, and the implementation of the plan of reorganization resulted in a significant reduction in the amount and periodic payments for the equipment debt assumed by Leasall. Additionally, the Company's creditors had, since March, 1994, been generally aware that unsecured Spirco creditors would receive little or no distribution. Accordingly, the implementation of the plan did not have a material adverse effect on the Company's liquidity. Additionally, the implementation of Spirco's plan of reorganization did not have a material impact on the Company's results of continuing operations.

Seasonality

      The Company's business is seasonal. The greatest volume of shipments and sales are made in the late summer and fall. During the first half of the calendar year, the Company incurs the expenses of maintaining corporate offices, administrative, sales and production employees, and developing the marketing programs and designs for the ensuing sales campaigns. Inventory levels also increase during the first half of the year. Consequently, during the first half of each calendar year, corresponding to the Company's second and third fiscal quarters, the Company utilizes substantial working capital and its cash flows are diminished, whereas the second half of the calendar year, corresponding to the Company's fourth and first fiscal quarters, generally provides increased cash flows and the build-up of working capital.

      The following table presents unaudited quarterly consolidated financial data for the four quarters in each of the years ended October 31, 1995 and 1994. The Company believes all necessary adjustments have been included in the amounts stated below to present fairly the following selected quarterly information when read in conjunction with the consolidated financial statements appearing elsewhere herein. The information includes all normal recurring adjustments the Company considers necessary for a fair presentation thereof, in accordance with generally accepted accounting principles.

                                                                         Quarter Ended
                              --------------------------------------------------------------------------------------------------
                                                      1995                                                1994
                              --------------------------------------------------------------------------------------------------
                              January 31, April 30,(1)  July 31,  October 31,  January 31,  April 30, July 31,(2) October 31,(3)
                              ----------  -----------  --------  -----------  -----------  ---------- ----------- --------------
                                                          (In thousands, except for per share amounts)

Net sales                      $ 1,115    $ 1,249      $ 1,638     $ 1,274      $ 1,564     $ 1,064   $ 3,516        $ 1,884

Gross profit                       597        633          385        (147)         652         461     1,084            787

Income (loss) from
 continuing operations            (311)     1,927         (601)     (1,082)        (271)       (102)   (2,042)        (5,490)

Earnings (loss) per share
 from continuing operations       (.15)       .77         (.22)       (.37)        (.17)       (.06)    (1.05)         (2.40)

(1) The results for the second quarter of fiscal 1995 include a $1.9 million gain from the settlement of litigation.

(2) The results for the third quarter of fiscal 1994 include the effects of a $1,500,000 increase in the deferred tax valuation allowance.

(3) The results for the fourth quarter of fiscal 1994 include the effects of a $470,000 plant consolidation charge and a $2,179,000 increase in the deferred tax valuation allowance.

Liquidity and Capital Resources

      The Company has financed its operations and its debt reductions through the issuance of common stock, borrowings and internally generated cash flow. External financing sources required repayment of $1,787,000, $1,058,000 and $1,682,000 in fiscal 1995, 1994 and 1993 respectively, while operations provided (absorbed) cash flow of $1,704,000, $(406,000) and $(642,000) during those periods.

      Cash flows from operations of $1,704,000 in fiscal 1995 were generated principally from a $4.4 million reduction in inventories. The inventory and accounts receivable reductions both principally resulted from the Company's exit from its import operations. The cash flows generated from those sources allowed the Company to reduce current liabilities, including notes payable, by $5.5 million.

      The fiscal 1994 net loss of $7.9 million included significant non-cash charges for depreciation and amortization, the write-down of deferred tax assets and the write-off of costs incurred in prior years. As a result, the cash flow absorbed by operations, $406,000, was $7.5 million less than the net loss. Inventories were essentially unchanged; although the Company reduced its investment in imported sports- logoed inventories by offering discounts, the resulting decrease in inventory was offset by the purchases of mostly blank sports bags the Company imported in the second and third quarters of fiscal 1994 in order to obtain adequate supplies of these products before the exhaustion of the Chinese export quotas.

      For fiscal 1993 the cash absorbed by operations was significantly less than the net loss due to the non-cash nature of the loss from the disposal of Spirco's fundraising program marketing operations, and an approximate $5.3 million reduction in accounts receivable, which resulted from the discontinuation of sales to schools, and improved collections. However, since the Company's credit facility requires it to apply 80% of its collection of accounts receivable to reduce borrowings, the cash inflows generated by the reduced levels of accounts receivable were largely offset by cash outflows to reduce debt.

      Operating cash flows were a negative $659,000 for the first quarter of fiscal 1996 principally as the result of an approximate $566,000 reduction in accounts payable and accrued expenses. The Company financed the reduction in accounts payable and accrued expenses with $450,000 obtained for the sale of shares of its common stock, and new notes payable borrowings of $300,000. The Company undertook these financings, to reduce trade debt, in order to improve its ability to obtain the trade credit from its suppliers in anticipation of increases in sales and resulting increases in raw materials requirements. The restricted liquidity that the Company experienced throughout fiscal 1995 continued during the first quarter of fiscal 1996.

      The Company's long-range financing plans were interrupted in November 1992 when a planned $7.5 million public offering of convertible preferred stock had to be withdrawn when the former auditors of Spirco advised the Company that such firm would not consent to the use in the registration statement for that offering of its report on the 1990 Spirco financial statements. The Company's inability to complete the planned public offering prevented it from repaying $2,000,000 of 12% Subordinated Collateralized Notes (the "Subordinated Collateralized Notes") that had been issued in June 1992 as bridge financing pending the completion of the public convertible preferred stock offering. Because the Company could not undertake a public offering as originally planned, it was required to attempt to fulfill its financing plans by other means. In March, 1993 the Company undertook, through a placement agent, a $7.5 million private placement of debt. Indications from the placement agent were that the Company could expect the receipt of the minimum proceeds of $3.5 million in mid-April, 1993. However, the placement agent did not complete the offering as indicated. A subsequent private placement of 55,000 units, each comprised of one share of common stock and one $30 common stock purchase warrant exercisable through July 31, 1996, produced net proceeds of $1,127,000, but that offering was not completed until June 1993.

      To compensate for the inability to pursue its fall 1992 public offering, and the delay and eventual noncompletion in the March 1993 private debt offering, the Company took the following steps to raise an aggregate of approximately $2.7 million of debt and equity capital: (i) the sale of 61,100 shares of restricted common stock in seven private transactions with unaffiliated accredited investors for aggregate proceeds of $620,000, (ii) the receipt of loans from affiliates aggregating $900,000, and (iii) the receipt of loans from unaffiliated investors aggregating $1.2 million. In September 1993, the Company issued 189,761 shares of its common stock to retire $1,339,000 of the loans ($690,000 from unaffiliated lenders and $649,000 from affiliated lenders) together with $84,000 of accrued interest.

      On April 5, 1994 the Company completed an equity for debt exchange in which (i) 216,128 shares of common stock were issued to extinguish $1.7 million of the Subordinated Collateralized Notes and related accrued interest of $191,000, (ii) 6,334 shares of common stock were issued to extinguish $50,000 of other notes payable and accrued interest of $5,400 and (iii) 26,328 shares of common stock were issued to satisfy $185,000 of other obligations. Several of the holders of the debt exchanged for common stock were also holders of the units sold by the Company in its June, 1993 private placement, and both the Subordinated Collateralized Notes and units had been placed by the same placement agents. As a result, in order to obtain agreement to the debt conversion, the Company also agreed to revise the terms of the June, 1993 private placement by issuing 53,000 shares of common stock to increase to two shares the number of shares included in the units sold, decrease to $20 the exercise price of the 53,000 Class B warrants included in the units, and extend the term of the warrants until July 31, 1997. As a result, the Company issued an aggregate of 301,789 shares, which were recorded in stockholders' equity at the amount of debt extinguished ($2,132,000). In addition, in other transactions during fiscal 1994 the Company (i) issued an aggregate of 153,424 shares of common stock to extinguish liabilities totaling $672,000 (including 115,700 shares issued to reimburse a principal stockholder for personally pledged shares sold by creditors to reduce the Company's obligations to the creditors - see
Note 11(a) of Notes to Consolidated Financial Statements), (ii) issued 62,750 shares of common stock in exchange for services, (iii) issued 110,000 shares of common stock for aggregate cash proceeds of $475,000, (iv) issued 247,097 shares of common stock in connection with the implementation of Spirco's plan of reorganization, and (v) issued 80,000 shares of common stock in connection with a $600,000 working capital loan obtained in July 1994. The proceeds from the $600,000 working capital loan were used to reduce past due royalties and commissions.

      During fiscal 1993 and 1994 the Company's principal credit facility was with NBD. The terms of the facility in effect during fiscal 1994, which were contained in two extension and forbearance agreements dated November 10, 1993 and July 20, 1994, provided for aggregate borrowings up to $4,401,000. Actual advances were limited by a collateral formula which allowed draws up to (a) 80% of the eligible accounts receivable of Innovo and NASCO Products and (b) 27% (reduced to 9.4% in July,
1994) of the cost (or market value, if lower) of the inventories of Innovo and NASCO Products. Interest was paid monthly at 4% above NBD's prime rate.

      The substantial majority of the borrowings the Company historically obtained under the NBD credit facility have been supported by, and needed to finance, the accounts receivable of NASCO Products and Innovo and the imported inventories of NASCO Products. The domestic raw materials and finished goods inventories of Innovo have not supported or required significant borrowings because the time that elapses from Innovo's purchase of raw materials to its completion and shipment of finished goods is relatively short, resulting in generally low inventory levels.

      In April, 1995 Innovo entered into an accounts receivable factoring agreement with Riviera Finance under which the Company obtains advances of 80% of assigned Innovo accounts receivable. Riviera Finance will charge 1% of each invoice assigned plus 2% per month of average outstanding advances. At the same time the Company paid $936,000 to NBD to eliminate the then outstanding borrowings on Innovo's existing accounts receivable and inventory. The payment to NBD was funded from net proceeds of $1.9 million which the Company received in March 1995 upon the settlement of its lawsuit against the former auditors of Spirco (then NASCO). NBD agreed to continue to advance funds against the accounts receivable and inventories of NASCO Products at the rate of 70% and 9.4%, respectively, through July 31, 1995. Effective August 1, 1995, NBD began to apply to the balance due it all of the proceeds from the collection of NASCO Products' accounts receivable, and payments being received by NASCO Products from ANG. As of January 15, 1996, approximately $210,000 remains outstanding under the NBD credit facility, which will be satisfied principally from payments received from ANG. The Company used $258,000 of the proceeds from this settlement to eliminate accrued interest (through April 15, 1995) and reduce to $407,000 the balance outstanding on the July 1994 $600,000 working capital loan. In connection with the payment the Company obtained an extension of the maturity of the remainder of the loan to the earlier of October 15, 1995 or the repayment of NBD's advances to NASCO Products. The Company agreed to increase the interest rate on the loan to 20% and issue an aggregate of 69,500 shares of common stock to the lenders for the extension.

      As previously discussed, the Company had anticipated throughout its negotiations with ANG that it would receive an all cash settlement upon the completion of the sale. The receipt of those funds at that time would have allowed the Company to eliminate the balances due NBD, and the balance due on the July, 1994 working capital loan. Based on discussions the Company had with potential lenders, such repayments would have allowed the Company to replace the Riviera factoring facility with an accounts receivable and inventory financing facility that would have provided the Company with the working capital necessary to accept certain orders and operate more efficiently. However, as the result of having to finance ANG's purchase, the Company was unable to take these actions, and was forced to both take other steps to obtain some of the needed working capital, and to operate at a lower working capital level.

      The initial extension of the July, 1994 working capital loan expired in October, 1995. In April, 1996, the Company and the lenders completed an agreement to extend the maturity of the working capital loan to October 31, 1996. The lenders were granted a security interest, subordinate to NBD's, in the payments to be received from ANG, which will be used to retire the working capital loan once NBD has been fully repaid. The Company issued 50,000 shares of common stock to obtain the extension, and is issuing an additional 6,250 shares each month while balances under the working capital loan remain outstanding. The interest rate on the working capital loan was reduced to 16% per annum retroactively to October, 1995.

      In fiscal 1995 the Company issued 119,813 shares of common stock to reduce by $128,000 the balance of notes payable outstanding at October 31, 1994, and issued 187,049 shares upon the resolution of Class 8 claims in Spirco's reorganization proceeding that were in dispute when the plan was initially implemented (see "- Reorganization of Spirco"). Additionally, the Class 3 Trust sold 359,049 shares of common stock for proceeds of $590,000, which were distributed to the Class 3 claimants, and $350,000 of debt and related accrued interest was tendered as payment for up to 375,000 shares of common stock that will be issued to the former creditor over the period November, 1995 to May, 1996. Through the date hereof the company has issued an aggregate of 340,459 shares of common stock in fulfillment of $319,000 of the subscription.

      In November, 1995 the Company (i) received cash proceeds of $240,000 from the exercise of 750,000 common stock purchase warrants, and (ii) issued 1 million $.01 unregistered Class C common stock purchase warrants in connection with its acquisition of real property that it is developing as a retail antiquie and flea market facility. The Class C warrants were exercised in March, 1996. The Company also obtained a $300,000 short term working capital loan, which bears interest at 12% per annum and is collateralized by the common stock of NPI International. In January, 1996, the Company completed the sale of 834,000 shares of common stock for cash proceeds of $250,000. In February, 1996 the Company completed an additional private placement in which it received cash proceeds of $250,000 for the issuance of 2,272,730 units. Each unit was comprised of one share of restricted common stock and one Class D restricted common stock purchase warrant, exercisable for two years at 50 percent of the exercise date market price (25 percent if the Company's common stock is not then traded on the NASDAQ or the New York or American Stock Exchange) of the Company's common stock. In April, 1996, 285,714 of the Class D warrants were exercised for aggregate proceeds of $50,000. From November 1, 1995 to March 31, 1996 the Class 3 Trust sold an additional 72,314 shares, receiving and distributing to the Class 3 claimants proceeds of $43,000. In April, 1996 the Company completed an agreement to restructure the one Subordinated Collateralized Note that remained outstanding (see Note 4 of Notes to Consolidated Financial Statements).

      In January, 1996, prior to the start of the discussions that led to the Company's April 12, 1996 acquisition of Thimble Square, Innovo Group and Thimble Square entered into a manufacturing agreement purusant to which the Company issued 1,200,000 shares of its common stock to Thimble Square to prepay $400,000 of manufacturing services it would be entitled to on an as needed basis through July, 1997. The Company agreed to prepay for the manufacturing services in order to assure itself of the availability at a fixed price of the manufacturing capacity it projected it will require to fulfill demand for its U.S. Olympic Team products in the months immediately preceding the 1996 Summer Games, and to capitalize on the opportunity to conserve cash as the result of Thimble Square's willingness to accept payment in common stock. As the result of the Company's April 12, 1996 acquisition of Thimble Square, the Company obtained ownership of Thimble Square's plants (through its ownership of Thimble Square), and as a result thereof will have that capacity available to fulfill its production requirements. As a result of the Company's April 12, 1996 acquisition of Thimble Square, the Company's prepayment, and Thimble Square's liability to perform services, will offset each other in the preparation of consolidated financial statements. At the time of the acquisition Thimble Square owned 1,080,000 shares of Innovo Group common stock (120,000 shares having been transferred by Thimble Square to pay a finder's fee on the January, 1996 agreement), and the Company reacquired those shares and will reduce its consolidated stockholders' equity to reflect their retirement. The working capital with which to perform the manufacturing that Thimble Square might have obtained through the sale, or other use, of those Innovo Group shares will now no longer be available to it from that source, and the Company, as discussed below, will have to obtain any working capital needed for this purpose through other methods. See Pro Forma Condensed Consolidated Financial Statements.

      On an overall basis the Company's liquidity was materially restricted during fiscal 1995 and 1994.

As previously discussed, this reduced liquidity adversely impacted operating results by preventing the Company from fulfilling customer orders, and by causing higher than normal interest expense. The Company's capital resources were below planned levels due to the inability to complete the public offering and the delay in and eventual reduced proceeds from privately placing securities. Additionally, this shortfall in capital resources prevented the Company from obtaining a new bank credit facility having more traditional advance rates, and the reductions in the advance rates under the extensions of the NBD facility further absorbed operating cash flows.

      The Company believes that the restructuring of its operations as previously described will produce a closer matching of the levels of needed and available working capital. While, as a result, the Company believes that on an overall basis cash will be sufficient to fund planned operations for fiscal 1996 it is anticipated that cash flows from operations may not be sufficient during the second or third quarters of 1996 due to the seasonality of its sales and business, the need to purchase materials for second and third quarter orders and the effect the increase in the level of orders is having on that requirement, the working capital requirements of Thimble Square (as discussed above), and the need to devote NASCO Products' cash flows to the NBD and working capital loans. The Company may be able to fulfill a portion of these interim working capital requirements through the remortgaging of one or both of Thimble Square's plants. However, additionally, the Company may need to continue during this period to supplement its operating cash flows, as it did in the first quarter of fiscal 1996, through borrowings or the issuance of equity securities. An inability to obtain such interim working capital, as well as a failure of the retail environment to improve in the manner projected by the Company, could force the Company to further constrict operations and/or attempt to significantly restructure its obligations.

Other

      Inflation has not had a significant impact on the operations or financial position of the Company.

      The Company has no material commitments or plans for capital expenditures. The Company has certain commitments for minimum royalty payments and may, under certain circumstances, be required to repurchase certain shares of its common stock. See Notes 7(b) and 8 of Notes to Consolidated Financial Statements.

      As described in Note 8 of Notes to Consolidated Financial Statements, the Company is currently appealing a jury award of $700,000 granted to a former employee. The failure to eliminate or substantially reduce the award through the appeal, or a settlement, could, if it occurred, have a material adverse effect on the Company. Also see Item 3 - "Legal Proceedings". As disclosed in Note 6 of Notes to Consolidated Financial Statements, the Internal Revenue Service is currently examining the 1991 tax return of Spirco. An adverse outcome to that examination could, if it occurred, have a material adverse effect on the Company.

      Certain of the Company's sales are to foreign customers. Sales to foreign customers are generally negotiated in U.S. dollars, and are settled at shipment, so that the exchange rate risk for these transactions is not significant. The Company does not utilize foreign currency contracts or other derivative instruments.

                                    BUSINESS

Overview

      The Company, through its operating subsidiaries, designs, manufactures and domestically markets various canvas and nylon products, principally tote bags, sports bags, back packs, lunch bags, stadium totes, and craft products for sale to various retailers and in the premium and advertising specialty market. The Company also internationally markets and distributes sport bags and backpacks.

      Innovo, a wholly owned subsidiary, manufactures and distributes utility, craft, fashion, sports and advertising specialty products. Innovo's utility line is made up of canvas and nylon products, such as tote bags, laundry, duffle and shoe bags and gift bags that are designed as consumable products that respond to needs consumers encounter in every day life. These products are generally produced with company designed artwork. For the craft market Innovo produces canvas tote and laundry bags, aprons, children's smocks and Christmas stockings with no design, which are sold (sometimes packaged with paints or other materials) for sale as a craft project supply. The fashion line features company designed canvas back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags, that attempt to combine style and convenience to capitalize on the increasing trend towards more casual dress.

      Innovo's sports line consists of tote bags, lunch bags, fanny packs, laundry, shoe and duffle bags and stadium totes. The majority of these products display logos, insignia, names, mascots and other identifying characteristics of professional or collegiate sports teams, or the U.S.O.C., under licenses, which are generally non-exclusive, held by Innovo from various licensing entities including the National Football League, the NBA, the National Hockey League, Major League Baseball, the U.S.O.C., and approximately 130 colleges and universities. For the year ended October 31, 1995, 46% of the Company's sales from continuing operations represented the sale of products bearing logos licensed by the colleges and universities, the professional sports teams and the U.S.O.C. In fiscal 1996 Innovo will add products that display the "Louisville Slugger" name and logo to its sports line. See "-Licensing Agreements".

      For the premium and advertising specialty markets the Company produces both products that display professional sports team logos, and products that bear the name, logo, slogan and/or design specifically requested by the customer, who frequently provides the artwork to be used on such products. Advertising specialty and premium customers are generally companies purchasing products for distribution in promotions to employees and customers or for sale as premium items. During the third quarter of fiscal 1994 the Company began to also provide domestic manufacturing for other distributors of tote and sport bags. See "- Products".

      During October 1994 the Company began steps designed to reduce its operating expenses and capital requirements. The Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas. This consolidation allowed the Company to eliminate the expense of the leased space in Texas, and also allowed the elimination of certain shipping and duplicative supervision costs. On July 31, 1995, the Company executed an agreement with ANG under which ANG succeeded to all of the rights held by the Company's wholly owned subsidiary, NASCO Products to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags previously imported to and distributed in the U.S. by NASCO Products. The agreement did not cover the international rights under the National Football League, NBA, Major League
Baseball and National Hockey League licenses. NPI International continues to sell products internationally. Additionally, the agreement has no effect on Innovo's marketing and sale of its domestically manufactured sports-licensed products, and the Company retained all the domestic rights to the United States Olympic Committee, college and Major League Baseball Players Association products, which are now being manufactured domestically by Innovo and marketed as part of its product line.

      For each license ANG is paying NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is being paid, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost, or approximately $307,000. Such payments are being made by ANG over a six month period which will end May, 1996.

      In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

      During fiscal 1993 and 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets. The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. The Company will also pursue opportunities to provide domestic manufacturing for other tote and sports bag distributors. The Company will attempt to achieve growth in the sales of its sports logoed products through the acquisition of new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring Olympic logo and the "Louisville Slugger" license acquired in November, 1995, the development of new products and distribution for college logoed merchandise, and by increasing its market share of purchases directly by the professional sports teams of logoed products used in team promotions. Over the longer term the Company is looking to achieve growth through increase in the sales of the sports logoed bags and backpacks it designed, under its international license rights, for the international market, where U.S. professional sports have achieved increased exposure and popularity, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that any of these strategies will produce increased sales.

      The Company estimates that the products sold by its continuing operations are carried in over 4,500 retail outlets. The Company's marketing efforts are conducted principally by its own sales and marketing staff and through its network of approximately 20 marketing organizations having approximately 60 independent sales representatives. The Company sells to retail accounts such as mass merchandisers, department stores, mail order companies, grocery stores and drugstore chains, including K Mart Apparel Corp., Wal-Mart Stores, Inc., Target, J.C. Penney Company, Inc., Sears Roebuck and Co., Walgreen Co., and Michael's Stores, Inc., and advertising specialty accounts.

      Thimble Square, which the Company acquired on April 12, 1996, manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear from plants in Pembroke and Baxley, Georgia. Its products are sold to retailers and through mail order distribution. Thimble Square also provides "sew- only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provides the raw materials, and Thimble Square manufactures the products to the distributor's specifications. Thimble Square's sales for tis fiscal year ended December 31, 1995 were approximately $3 million.

Products

      Innovo is a domestic manufacturer that designs and markets a wide variety of canvas, nylon and mesh tote bags, laundry, duffle, lunch and shoe bags, stadium totes, fanny packs and other textile products such as aprons, Christmas stockings, totes and children's smocks. One of Innovo's early products was the E.A.R.T.H. bag ("EVERY AMERICAN'S RESPONSIBILITY TO HELP") which was a design developed and registered by Innovo. These canvas totes, which are fabric and therefore reusable, are marketed as an environmentally conscious alternative to plastic and paper bags. Sales of E.A.R.T.H. bags have become less significant over the last three years, and Innovo's products now represent a broad line of canvas and nylon bags and aprons.

      Innovo's utility line products include canvas and nylon tote bags and laundry, duffle and shoe bags that utilize designs and artwork developed either in-house or through independent contractors. In fiscal 1995 Innovo developed gift totes and bags to add to this line. Innovo's sports line is sold to retail and premium customers and is comprised of tote, duffle and laundry bags that include logos licensed from the four major professional sports leagues, colleges and universities and the U.S.O.C. In fiscal 1996 products displaying the "Louisville Slugger" name and logo will be added to Innovo's sports line. For advertising specialty customers Innovo custom designs canvas and nylon products and adopts the customer's logo, design or slogan for application to the stock or custom designed product. Finally, Innovo's products are produced without artwork, and are sold to the craft products market (sometimes packaged with paints or other supplies) as a product for craft projects (the creation and application of a design by the customer) and as a craft supply.

      To attempt to capitalize on the growing trend towards more casual dress, Innovo has developed a fashion line that features higher style back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags. The Company introduced these products to its customers in fiscal 1995, but does not expect material sales from this line until fiscal 1997.

      NPI International designs, and distributes licensed sports products internationally to sporting goods chains, sporting goods departments of mass merchandisers and department stores, mail order catalog companies and grocery and drug store chains. Its line of products consists primarily of a variety of gym, equipment and duffle bags and backpacks imprinted or embroidered with the marks, logos and mascots of a variety of college and professional sports teams pursuant to licenses with organizations representing the merchandising interests of those teams.

      Thimble Square designs, manufactures and distributes moderately priced ladies' nylon, polyester and cotton at-home, lounge and sleep wear. Its products include sleep shirts, nightgowns, teddies, house coats, pajamas and warm-up type suits. Thimble Square also provides "sew-only" services for other distributors of similar products. For these customers Thimble Square cuts, sews and packages the products using fabric supplied by the customer.

Growth Strategy and Product Development

      The Company believes that growth in its business can be accomplished both by the expansion of the sales of its existing products, both through its existing channels of distribution and by developing new channels of distribution, and through the development or acquisition of new product designs and the acquisition of new licenses. The Company spent approximately $205,000 on the design and acquisition of new products and the acquisition of new licenses in fiscal 1995, and management anticipates that in fiscal 1996 such expenditures will increase to approximately $250,000.

      Sales of the Company's existing products has been negatively affected by the Company's lack of working capital, which has restricted the nature and extent of its advertising, the development of new or updated products and the development of its distribution channels. The Company's emphasis during fiscal 1993 and 1994 was on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for Innovo's non-sports licensed products, and to the premium and advertising specialty markets, to attempt to increase sales through these channels and lessen the Company's dependence on sports licensed products. The Company will continue to attempt to achieve growth in the sale of sports licensed products through the sale of products marketed under new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring Olympic logo and the "Louisville Slugger" license, and by the development of new products and distribution for college logoed merchandise. Additionally, the Company looks for longer term growth to come from international sales from the exploitation of the international rights in the Company's license agreements by increasing sales of a line of sports logoed bags it has designed for and introduced to the overseas markets, where the increased exposure to U.S. professional sports has caused logoed products such as the Company's to become fashion rather than utility items, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that increased marketing expenditures will produce increases in domestic or international sales.

      The Company also continually evaluates the market potential for the sale of products displaying the logos of professional sports teams, sports organizations, and sporting or special events, or character depictions, that are not currently licensed. Those evaluations involve both situations where a license has been offered to the Company, and where the Company itself identifies a logo or character that may have market potential. Where such an evaluation indicates a sufficient likelihood of market acceptance, the Company attempts to negotiate and obtain a license from the owner of the logo or character. In fiscal 1995 the Company obtained cross-licenses allowing it to display the "Looney Tunes" and "Cabbage Patch Kids" characters, together with the U.S.O.C. five-ring Olympic logo, on its U.S. Olympic Team products, and the "Louisville, Slugger" license. There can be no assurance that the Company will be able to obtain other new licenses, or to renew existing licenses, on favorable terms.

      The Company plans to attempt to increase Thimble Square's sales by using Innovo's existing marketing capabilities to develop Thimble Square's products into coordinated product lines, and by using the Company's existing network of sales representatives, and established relationships with major mass merchants, to market Thimble Square's products to distribution channels that are not represented in Thimble Square's existing customer base. While there can be no assurance, the Company believes that, over time, such steps could lead to a material increase in Thimble Square's sales.

      The Company also continually seeks to develop new designs in-house or design new products, and to grow through the acquisition of new products or, as in the case of Thimble Square, other business having operations compatible with the Company's. As of the date hereof, the Comapny has not identified any additional potential acquisitions.

Marketing and Customers

      During fiscal 1995, the Company's continuing operations involved sales to approximately 1,100 retail accounts, which included a mix of mass merchandisers such as K Mart and Target, sporting goods stores, craft stores, department stores, drug stores and other retail accounts. Generally the Company's retail accounts are serviced by independent sales representatives, which are compensated on a commission basis and are monitored by sales managers employed by the Company. Certain of the Company's accounts are serviced directly by the Company.

      In marketing its products the Company attempts to emphasize the price range quality of its products, its ability to assist customers in designing marketing programs, and the high sell-through its products have historically achieved. To assist customers in achieving a higher sell-through of its sports team (professional and college) logoed products, the Company tracks the retail sales by team logo for various geographic areas. The Company then uses this information to assist customers in selecting the optimum mix of team logos for their market. The Company has an electronic data interchange system that allows certain larger customers to place orders directly.

      Thimble Square has historically marketed its products, using its own executive personnel, principally to mail order companies and certain discount retailers. Additionally, through an arrangement representing major oil companies such as Amoco and Texaco, Thimble Square's products are also marketed directly to consumers through inserts included in mailings to credit card holders. For those sales, and some of its mail order company customers, Thimble Square provides mail order fulfillment. Thimble Square's "sew-only" sales generally result from contacts directly between Thimble Square's executive personnel and the customers. As previously discussed, the Company intends to utilize Innovo's existing marketing and sales units to restructure and expand Thimble Square's marketing.

      The Company is not dependent upon a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on the Company. No single customer accounted for 10% of the Company's net sales from continuing operations during fiscal 1995. For its year ended December 31, 1995, three of Thimble Square's customers, Crown Tex (a sew-only customer), Carol Wright, and Fingerhut, accounted for 34.5%, 37.0% and 18.7%, respectively, of Thimble Square's sales. On a pro forma basis, those customers would have accounted for 12.6%, 13.5%, and 6.8% of consolidated net sales. The loss of any or all of these customer would adversely affect Thimble Square and the Company.

Backlog

      The Company's customers generally submit written purchase orders (which have often been preceded by verbal purchase indications) from two to ten weeks in advance of the requested shipping date, with the interval varying depending on the customer's practices and other circumstances. At February 29, 1996, the Company's order book, which represents these purchase orders, approximated $1.5 million, compared to approximately $880,000 at February 29, 1995. Since the timing of order submissions, compared to shipping dates, varies, and because the Company does also on occasion receive orders for immediate shipment, the order book may not directly coordinate to the sales to be made in the next quarter.

Seasonality

      The Company's business is seasonal. The majority of orders are received during the first half of the calendar year, while the greatest volume of shipments and sales are made in the late summer and fall. During the first half of the calendar year, the Company incurs the expense of maintaining corporate offices, administrative, sales and production employees, and developing the marketing programs and designs for the ensuing sales campaigns. Inventory levels also increase during the first half of the year. Consequently, during the first half of each calendar year, corresponding to the Company's second and third fiscal quarters, the Company utilizes substantial working capital and its cash flows are diminished, whereas the second half of the calendar year, corresponding to the Company's fourth and first fiscal quarters, generally provides increased cash flows and the build-up of working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

Manufacturing

      Innovo's products are manufactured domestically in facilities owned and operated by the Company. Innovo manufactures its domestic products from an inventory of unfinished fabric rolls. The Company utilizes automatic six-color silk-screening machines to permanently imprint its own, its customers' or licensors' designs onto its various products. Using its in-house design staff and its computer graphic equipment, the Company has the capacity to produce new product samples within one day. The Company owns six-color silk-screening machines, sewing equipment as well as various other machines for packaging and finishing. The Company believes that its current manufacturing capacity, including that available to it at Thimble Square, is sufficient for Innovo's projected production over the next twelve months.

      The principal materials used in Innovo's products include canvas, nylon, mesh and webbing. The Company buys raw materials in bulk for the products it manufactures domestically. The Company has generally concentrated its purchases of raw materials for domestic manufacturing among a small number of suppliers, and during fiscal 1995 purchased the majority of each type of raw material it uses from single suppliers. Although the Company does not have any long-term agreements with these or other suppliers, it has to date been able to obtain suppliers to satisfy its raw material requirements despite its lack of working capital. Management believes that if its current suppliers were unable to supply the necessary raw materials in sufficient quantities or on acceptable price terms, alternative suppliers would be readily available on comparable price terms and delivery schedules. In the event the Company was unable to find such alternative suppliers at competitive prices and on a timely basis, its operations could be materially adversely affected.

      Thimble Square manufactures its products at an owned plant in Pembroke, Georgia, and at a leased facility in Baxley, Georgia. Thimble Square's products are cut and sewn from plain and printed rolls of nylon, polyester and cotton using owned cutting, sewing and finishing equipment.

Licensing Agreements

      The Company currently holds the licensing rights for the depiction on its products of the names, characters, symbols, designs, logos, trademarks and visual representations owned or licensed by or through the National Football League, Major League Baseball, the National Hockey League, the NBA, approximately 130 major colleges and universities, the U.S.O.C., the individual players of the National and American baseball leagues, and the "Louisville Slugger" name and logo. Generally, the licenses are granted on a non-exclusive basis, for a term of two years. The Company continues to seek licensing rights for designs of various sports teams, sports organizations, sporting or special events, and for popular characters seen on television, in motion pictures and in print media. Sales of licensed products accounted for 46% of net sales from continuing operations for 1995.

      Typically, a license agreement is effective for a two-year term for the use of particular characters or designs of the licensor on some or all the Company's products. A royalty is paid to the licensor that is usually a percentage of net sales, with a minimum annual guarantee for the license period. Except for the U.S.O.C. license, the royalty rates range from 5% to 10.5% and the minimum annual guarantees range from $5,000 to $100,000. Some license agreements grant the licensor broad termination rights, and most of the license agreements grant the licensor the right to terminate the license in the event minimum sales targets are not reached, if the Company does not diligently manufacture and sell the licensed products, or for the breach of any material term of the license agreement by the Company. The expiration dates of the current license agreements range from 1996 to 1997. Generally, the renewal provisions of the license agreements provide that the licensee may, at its option, renew the license for an additional one- or two-year term, provided certain conditions are satisfied. Historically, licenses have been terminated by the Company due to decreased sales or popularity, rather than by the licensors. Management of the Company believes that the Company is in substantial compliance with the terms of all material licenses, and that all material licenses will be renewed.

      Each license agreement grants the Company either an exclusive or non-exclusive license for use in connection with specific products and/or specific territories. The license agreements with the major professional sports licensing organizations are generally non-exclusive. However, the Company's experience has been that while the licenses are non-exclusive, the licensing entities generally limit the number of licenses they grant for any particular line of products. Thus, direct competition is limited by the availability of licenses.

      In April 1993 the Company obtained a license from the U.S.O.C. to manufacture and market within the United States canvas tote bags, and nylon sports bags, back- packs, duffle bags and cush-n-carry bags bearing the logos of the 1996 U.S. Olympic Summer Teams. The Company will be the only wholesale manufacturer and distributor of these items, and although any of the "major" corporate U.S. Olympic Team Sponsors, such as J.C. Penney or Coca-Cola, would also have the right to display the U.S. Olympic Team logos on a tote or sports bag, the Company believes that it is unlikely that any of these sponsors will choose to do so or, if they do, significantly compete with the Company. The license agreement also allows the Company to use the designation of "official licensee" of the U.S.O.C. and the 1996 U.S. Olympic Summer Team. Additionally, the agreement requires that the U.S.O.C. use reasonable efforts to obtain from the Company the supply of such products that it uses in connection with its fundraising efforts. The license with the U.S.O.C. is for a term that expires December 31, 1996, with a provision that at that time the Company and the U.S.O.C. will negotiate with respect to a continuation of a merchandising association for a period ending December 31, 2000. The royalty rates range from 8% to 12.5%, with minimum royalties of $40,000 in 1995 and $150,000 in 1996. In fiscal 1995 the Company obtained related "cross-license" agreements with the U.S.O.C. and Warner Bros. Studios, and the U.S.O.C. and Original Appalachian Artworks. The Warner Bros. Studios cross-license allows the Company to manufacture and market products that display "Looney Tunes" characters, such as Bugs Bunny, Daffy Duck, Road Runner and Wiley E. Coyote, and the five-ring U.S.O.C. logo. The Original Appalachian Artworks agreement allows the Company's products to display the five-ring U.S.O.C. logo with OlympiKids(TM) characters, which are the Cabbage Patch Kids engage in Olympic sports.

      The current license between the National Football League and the Company, dated July, 1994, allows Innovo to manufacture and distribute a variety of tote bags, lunch bags, laundry and duffle bags, fanny packs and other nylon and canvas products throughout the United States. NPI International is licensed to manufacture and distribute similar products, and a variety of sports bags and backpacks, through the member states of the European Economic Community and European Free Trade Area (collectively "Europe") and in the United Kingdom. Each license provides that the Company may renew the licenses for an additional two years provided that the Company has performed all of its obligations under the current license. The royalty rates are 9.0% of net sales in the United States and 10% of net sales in the United Kingdom and Europe. The licenses for the United States, the United Kingdom and Europe require minimum guaranteed annual royalties of $100,000, $15,000, and $10,000, respectively. The National Football League may terminate any of the licenses if the Company fails to manufacture and distribute the licensed products for a period of thirty days. The current National Football League licenses expired on March 31, 1996; however, the Company has received from the National Football League renewal contracts, which are currently being finalized, that extend the licenses through March 31, 1997 on similar terms.

      The Company's current license with the NBA, which is for a two-year term expiring July, 1996, allows Innovo to manufacture and distribute throughout the United States nylon and canvas tote bags, lunch bags, shoe bags, laundry bags and cush-n-carry's that bear the names and logos of the NBA teams, and the logos for the NBA All-Star Weekend and the NBA Finals. The license provides for the payment of a royalty of 10% of net sales, with a minimum royalty of $25,000 for the twelve months ending July 31, 1996. Additionally, the Company must expend on approved advertising and promotion a minimum of 2% of sales, but not less than $5,000, during the 1996 contract year. A separate license that expires July, 1996 allows NPI International to distribute these products, and sports bags and backpacks, throughout Europe, including the United Kingdom.

Competition

      The textile bag and sports bag industries are fragmented and highly competitive. The Company competes against baggage manufactures and importers that distribute lines of generic tote and utility bags, sports bags and backpacks, a large number of smaller companies that produce tote and utility bags with various designs or for the advertising specialty market, and sporting goods manufacturers, such as Reebok, Nike and Adidas, that produce or license the manufacture of sports bags bearing their names and logos. The Company's sports licensed products also compete against other products, principally sporting apparel, that display the names and logos of the teams in the major professional sports leagues. In all areas the Company does not hold a dominant competitive position, and its ability to sell its products is dependent upon the price and quality of its products, the anticipated popularity of its designs or the logos its products bear, and its ability to meet its customers' delivery schedules.

      The Company believes that it is competitive in each of the above-described areas with companies producing goods of like quality and pricing, and that new product development, product identity through marketing, promotions and low price points will allow it to maintain its competitive position. In addition, the Company's ability to manufacture its products domestically and fill orders promptly without the delays experienced by companies whose sole or predominant source of products are outside the United States, are important aspects of keeping it competitive in the textile product industry. However, some of the Company's competitors possess substantially greater financial, technical and other resources than the Company. Moreover, some of these competitors possess greater marketing capabilities than the Company, including the ability to implement more extensive advertising campaigns.

      The ladies at-home, sleep and lounge wear market in which Thimble Square competes is also fragmented and highly competitive, and Thimble Square competes against a large number of similar companies. Thimble Square does not hold a dominant competitive position, and its ability to sell its products is dependent upon the price and quality of its products, the anticipated popularity of its designs, and its ability to meet its customers' delivery schedules. Some of Thimble Square's competitors possess substantially greater financial, technical and other resources than Thimble Square. Moreover, some of these competitors possess greater marketing capabilities than Thimble Square including the ability to implement more extensive advertising campaigns.

Intellectual Property

      Innovo utilizes the E.A.R.T.H. BAG "EVERY AMERICAN'S RESPONSIBILITY TO HELP" trademark, which it believes to be a readily identifiable and distinctive mark that is an important factor in selling tote bags imprinted with this mark and in identifying Innovo and distinguishing its tote bags from those of others. Although sales of products bearing the "E.A.R.T.H." trademark have declined in the last three years, the Company considers such trademark to be a valuable asset, and has registered it with the United States Patent and Trademark Office.

      The Company and CI Sport Inc. ("CI"), an unaffiliated entity, jointly own trademarks for "The Show" and "Team Play". The Company and CI obtained trademarks for these names to be able to use them for product lines developed under the Company's license from the Major League Baseball Players Association ("MLBPA") for the use of the names, nicknames, likenesses, signatures, pictures and playing records of each active American or National League Player who has entered into a commercial agreement with the MLBPA. The Company obtained the license from the MLBPA in fiscal 1994, but has delayed the introduction of these products due to the continuing consumer reaction to the 1994 baseball players strike. The Company has also obtained trademark protection for "Trading T's" and "Stat Caps", products that would be marketed as a part of those product lines.

Employees

      As of March 31, 1996, the Company employed 129 full-time personnel at the Springfield, Tennessee facility, comprised of 13 persons in management, 10 persons in general administration and 106 persons in manufacturing and production. Due to varying seasonal demands, the work force fluctuates within a range of approximately 100 to 200 employees through any given year. As of March 31, 1996 Thimble Square employed 95 full-time personnel in Pembroke and Baxley, Georgia, comprised of 4 persons in management and administration and 91 persons in production. Thimble Square's work force fluctuates from 25 to 150 employees. Management considers its relationship with its employees to be excellent. None of the Company's employees is party to a collective bargaining agreement. There has never been any material interruption of operations due to labor disagreements.

Insurance

      The Company maintains general liability insurance. While the Company believes its insurance policies are adequate in amount and coverage for its current operations, there can be no assurance that the coverage maintained by the Company is sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

Properties

      The Company's headquarters, manufacturing and distribution facilities are located in Springfield, Tennessee, where Leasall owns three buildings. The main complex is situated on seven acres of land with approximately 220,000 square feet of usable space, including 30,000 square feet of office space and 35,000 square feet of cooled manufacturing area. The warehouse annex contains 30,000 square feet. A separate 2,700 square foot one story administrative office is currently not being used and the Company is attempting to sell or lease it. First Independent Bank of Gallatin, Tennessee holds a First Deed of Trust on the real property located in Springfield.

      In November, 1995 the Company acquired a 32,000 square foot building, situated on three acres of land, in Lake Worth, Florida. The Company has developed preliminary plans to develop the site as "Valued Treasures," a retail center featuring antique and flea market lessees, including a retail outlet for the Company's products. The Company is currently finalizing an agreement that would grant an equity participation in the property in exchange for development and operating management.

      Thimble Square owns a 40,000 square foot manufacturing and distribution facility in Pembroke, Georgia, which is subject to liens held by The First Bank of Coastal Georgia, the Bryan County Development Authority, Inc. and the Business Development Corporation of Georgia, Inc. In addition, Thimble Square leases a 21,000 square foot manufacturing facility in Baxley, Georgia for an annual rental of $36,000. The lease runs through August, 2000 and provides Thimble Square with a bargain purchase option.

Legal Proceedings

      The Company is a party to lawsuits in the ordinary course of its business. While the damages sought in some of these actions are material, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be sufficient enough, in number or magnitude, to have a material adverse effect in the aggregate.

      In December 1991, Michael J. Tedesco v. Innovo, Inc., Innovo Group Inc., Rick Binet, and Patricia Anderson-Lasko, f/k/a Patricia M. DeAlejandro, Cause No. 91-064033, was filed in the 164th Judicial District Court of Harris County, Texas. Tedesco's allegations included fraud, tortious interference, breach of his employment agreement with Innovo and conversion of his "property interest in the  E.A.R.T.H.  trademark,  idea,  concept,  and product  lines. . . ." Tedesco claimed in excess of $13.5 million in monetary damages and sought a declaratory judgment and an accounting relative to his claim that he was the owner of the "E.A.R.T.H." trademark.

      In August, 1994, the trial court granted the Company's motion for partial summary judgement and directed verdicts with respect to certain of Tedesco's claims, including those concerning his ownership of an interest in the "E.A.R.T.H." trademark, or the existence of a partnership with the Company to jointly own the trademark, and the state court jury returned findings in favor of the Company on the remainder of the plaintiff's claims concerning the trademark as well as his claims for wrongful termination, fraud and conspiracy. However, the jury awarded Tedesco approximately $700,000, of which $50,000 was assessed against Innovo Group and $650,000 was assessed against Innovo, including pre-judgement interest and attorney's fees, on the theory that he was entitled to have received certain employment benefits, including employee stock awards, during, and after, the term of his employment. The Company has filed an appeal of the jury's finding, on the grounds, among others, that its finding that Tedesco was entitled to employment benefits, including stock compensation, after the date of his termination was inconsistent with its finding that the plaintiff was properly terminated, and therefore the jury's award is improper as a matter of law. In connection with the appeal, the Company has pledged to the trial court as an appeal bond 200,000 shares of its unissued common stock. The Company also has, and may continue, to seek to settle the litigation if its believes that the terms of a settlement, when compared with the costs and risks of an appeal, are favorable.

      The Company believes that its appeal of the Tedesco litigation has a good likelihood of success. However, there can be no assurance that the Company's appeal will succeed, or that alternatively the litigation can be settled on terms manageable to the Company. The need to immediately satisfy the plaintiff's award in the event of an unsuccessful appeal would have a material adverse impact on the Company.

      In April, 1996, the Company received notice that a foreign manufacturer that had supplied imported products to NASCO Products asserts that it is owed approximately $300,000 in excess of the amount recorded by NASCO Products. NASCO Products and the supplier had previously reached an agreement on the balance owed (which is the balance recorded), as well as an arrangement under which the schedule for the Company's payments reducing that balance would be based on future purchases from that supplier of products distributed internationally by NPI International. The Company disputes the supplier's claim, and believes that it has affirmative defenses, including the supplier's subsequent refusal to accept and fill NPI International orders on terms contained in the agreement. NASCO Products sold its operations in July, 1995 and that company currently has no operations or unencumbered assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General, -- Liquidity and Capital Resources."

                                   MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding the directors and executive officers of the Company as of the date of this prospectus.

Name                                     Age              Position
- ----                                     ---              --------

Patricia Anderson-Lasko (1) (2)           37              Chairman of the
                                                          Board, President,
                                                          Chief Executive
                                                          Officer and Director

Terrance J. Bond                          39              Controller

Felix Lee                                 47              Vice President
                                                          of Manufacturing of
                                                          Innovo and Director

Eleanor V. Schwartz                       63              Director; Designer for
                                                          Thimble Square

Alexander K. Miller (3)                   50              Director

Reino C. Lanto, Jr. (1) (2)               53              Director

Marvin M. Williamson (1)(2)(3)            58              Director

- ------------------------------------

(1)  Member of the Audit Committee of the Board of Directors.
(2)  Member of the Compensation Committee of the Board of Directors.
(3)  Member of the Stock Option Committee of the Board of Directors.

  Patricia Anderson-Lasko has been Chairman, President Chief Executive Officer and a director of the Company since August 1990, and President of Innovo since her founding of that company in 1987.

  Terrance J. Bond joined the Company as Controller in April 1993. From November 1988 until he joined Innovo Group, Mr. Bond was Director of Corporate Accounting at United Merchants and Manufacturers, Inc.

  Felix Lee has been a director of the Company since August 1990 and Vice President of Manufacturing of Innovo since June 1989. From July 1981 through May 1989, Mr. Lee was plant manager at Industria Nacional De Artefactes, S.A., a luggage manufacturer in Panama City, Republic of Panama, where his responsibilities included production and manufacturing.

  Eleanor V. Schwartz became a director of the Company in April, 1996 upon the completion of the Company's acquisition of Thimble Square. Mrs. Schwartz, together with her husband, Philip Schwartz, founded Thimble Square in 1985, and since that time has been a director of Thimble Square and its principal designer. Mrs. Schwartz has over 35 years of experience in the buying, design and marketing of ladies apparel.

  Alexander K. Miller has been a director of the Company since December 1991. From June 1993 to December 1994, Mr. Miller also served as the Vice-President of Administration of the Company. Prior and subsequent to that period Mr. Miller also served the Company on a consulting basis. From 1986 to 1993, he was a member of the faculty of California State Polytechnic University in San Luis Obispo, California, where he taught business administration.

  Reino C. Lanto, Jr. has been a director of the Company since August 1990. He is an attorney licensed to practice in Illinois and has been a partner in the law firm of Wilson & Lanto since November 1982.

  Marvin M. Williamson has been a director of the Company since August 1990. From April 1982 to June 1987, he was a Vice President and Mortgage Sales Manager for First Boston Corp. in New York City. From June 1987 through August 1990 he was Vice President of Mortgage Sales for Greenwich Capital, Greenwich, Connecticut. From August 1990 to April 1991 Mr. Williamson was a Senior Vice President with Alliance Funding Co. in Montvale, New Jersey. In April 1991 he left Alliance Funding Co. to establish his own business, Marvin Williamson Associates, a mortgage investment brokerage and consulting firm in New Canaan, Connecticut. Mr. Williamson is currently a registered representative of First Sentinel Securities Ltd., a member firm of the National Association of Securities Dealers, Inc.

  Each of the Company's directors is elected at the annual meeting of stockholders and serves until the next annual meeting or until his successor has been elected and qualified. Vacancies in the Board of Directors are filled by a majority vote of the remaining members of the Board of Directors.

  Executive officers of the Company are elected on an annual basis and serve at the discretion of the Board of Directors.

  The following sets forth certain information concerning key employees who are not directors or executive officers of the Company:

Name                            Age                          Position
- ----                            ---                          --------

Joseph Assad                    45                           Vice President of
                                                             Retail Sales and
                                                             Marketing

James Webb                      50                           Product Manager


  Joseph Assad has been Vice President of Retail Sales and Marketing of the Company since August 1992. From September, 1991 to August, 1992, Mr. Assad was Vice President of Sales of SGI in Cranston, Rhode Island.

  James Webb has been Product Manager of the Company since February, 1992. For more than five years prior thereto Mr. Webb was Vice-President of Merchandising for B&E Sales Company.

Executive Compensation

  The following table sets forth summary information concerning compensation paid or accrued by or on behalf of the Company's chief executive officer. No other executive officers of the Company received total annual salary and bonus exceeding $100,000 for fiscal year 1995:


                                                 SUMMARY COMPENSATION TABLE
===================================================================================================================================
                                                                                      Long Term Compensation
                                                                            -------------------------------------------------------
                                            Annual Compensation                         Awards                 Payouts
                                --------------------------------------------------------------------------------------------------
                                                            Other
                                                            Annual          Restricted                        LTIP        All Other
                                                            Compen-            Stock                                       Compen-
Name and Principal                                          sation           Award(s)        Options/        Payouts       sation
Position                 Year   Salary ($)    Bonus($)      ($)                ($) (1)          (#)             ($)          ($)
- --------                 ----   ----------    --------      ------          ----------     ----------      ----------      ------


Patricia Anderson-       1995   175,000(2)         -          1,346(3)           0               0              0             -
Lasko                    1994   175,000            -          2,791(3)           0               0              0             -
President, Chief         1993   175,000            -          3,594(3)           0               0              0             -
Executive Officer,
and Chairman of the
Board
===================================================================================================================================

(1) No executive officer received or held restricted stock awards during or at the end of fiscal 1995, 1994 or 1993, or received, exercised or held stock options during or at the end of fiscal 1995, 1994 or 1993.

(2) At the request of the Company Ms. Anderson-Lasko deferred the payment of $51,000 of her fiscal 1995 salary until fiscal 1996.

(3) During fiscal 1995, 1994 and 1993 Ms. Anderson-Lasko received life insurance benefits in the aggregate amount of $1,346, $2,019 and $2,019, respectively, and, in fiscal 1994 and 1993, health insurance benefits in the aggregate amount of $772 and $4,500, respectively. Ms. Anderson-Lasko received an automobile allowance of $1,575 in fiscal 1993.


Compensation of Directors

     No compensation is paid for membership on the board of directors or on any committee of the board of directors. All directors receive reimbursement of expenses, if any, incurred in attending board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

     Ms. Anderson-Lasko and Messrs. Lanto and Williamson served on the Compensation Committee of the Company during fiscal 1995. Although Ms. Anderson-Lasko, the Company's President, Chief Executive Officer and Chairman of the Board, served on the Company's Compensation Committee, she did not participate in any decisions regarding her own compensation as an executive officer. Messrs. Lanto and Williamson are not officers of the Company.

Employment Agreements

     In September 1993 the Company entered into a revised employment agreement with Patricia Anderson-Lasko. The agreement expires in October 1997, but provides that its terms may be extended for additional one-year periods, starting in October 1995, at the election of the parties. The employment agreement provides that Ms. Anderson-Lasko shall be employed as the Chief Executive Officer of the Company at an annual base salary of $175,000 and shall be eligible for such increases in salary, other bonuses and payments as the Board of Directors should direct. Ms. Anderson-Lasko is also entitled to receive a mortgage loan from the Company of up to $100,000 to assist her in purchasing a principal residence near the Company's Springfield, Tennessee offices. Such loan, which has not been made as of the date hereof, shall bear interest at 3% per annum, and will be payable over fifteen years.

     The employment agreement of Ms. Anderson-Lasko contains provisions requiring certain severance payments in the event (i) the Company terminates her employment other than for cause, death or disability or (ii) Ms. Anderson-Lasko terminates the contract after a change in control, or as the result of a breach of the agreement by the Company, including a change in her responsibilities or authorities not provided for in the contract. In such event, Ms. Anderson-Lasko is entitled to a severance payment equal to the greater of three times the annual salary in effect at the date of termination or such annual salary multiplied by the number of years remaining in the term (including extensions thereof) of the contract. For purposes of the contracts, a change in control is defined to occur if any "person" (as such term is used in Sections 13(d) and 14
(d) of the Securities Exchange Act of 1934) (the "Exchange Act") (but excluding the Company, its existing officers and directors and any other individual, entity or group whose acquisition of control is approved in advance by the board) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities issued by the Company representing 30% or more of the combined voting power of the Company's then-outstanding securities, or if during any period of two consecutive years during the term of the agreement, individuals who at the beginning of such period constitute the board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then in office who were directors at the beginning of the period.

     In April, 1996, Thimble Square and Eleanor V. Schwartz entered into an employment agreement that provides for annual compensation of $46,800 over a three year term that expires in April, 1999. The agreement provides that in the third year Mrs. Schwartz shall not be required to devote more than 500 hours to the affairs of the Company, and also provides for the continuation of Mrs. Schwartz's salary payments, for the lesser of one year or the remaining term of the contract, in the event of Mrs. Schwartz's death or disability.


Stock Option Plan

     The Company has adopted a stock option plan (the "Plan") pursuant to which an aggregate of 100,000 shares of common stock had been reserved for issuance to officers, directors, consultants and employees of the Company and its subsidiaries upon exercise of non-qualified options and exercise of "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended) issuable under the Plan. The primary purpose of the Plan is to attract and retain capable executives, consultants and employees by offering them stock ownership in the Company. The Plan was originally adopted by the board of directors on December 11, 1991, and amended and ratified by the board of directors on April 10, 1992. The Plan was approved by the Company's shareholders at the annual meeting of shareholders on May 28, 1992.

     The Plan is administered by the Stock Option Committee (the "Committee") appointed by the Company's Board of Directors. The current members of the Committee are Messrs. Lanto and

Williamson. No member of the Committee will be eligible to participate in a grant of options pursuant to the Plan.

     The Committee will determine, among other things, the persons to be granted options, the number of shares subject to each option and the option price. The exercise price of any incentive stock option granted under the Plan to an eligible employee must be equal to the fair market value of the shares on the date of grant and, with respect to persons owning more than 10% of the outstanding common stock, the exercise price may not be less than 110% of the fair market value of the shares underlying such option on the date of grant. The exercise price for non-qualified options must be at least 50% of the fair market value of the shares on the date of issue. The Committee will determine the terms of each option and the manner in which it may be exercised. No option may be exercisable more than ten years after the date of grant, except for those held by optionee who own more than 10% of the Company's common stock, which may not be exercisable more than five years after the date of grant. Options are not transferable except upon the death of the optionee.

     The board of directors may amend the Plan from time to time; however, without stockholder approval, the Plan may not be amended to: (i) increase the aggregate number of shares subject to the Plan; (ii) materially increase the benefits accruing to participants under the Plan; (iii) change the class of individuals eligible to receive options under the Plan; or (iv) extend the term of the Plan.

     As of the date hereof, the Company has outstanding options to acquire a total of 3,000 shares of the Company's common stock by officers and other employees of the Company under the Plan. No options granted under the Plan have been exercised.


Stock Bonus Plan

     The board of directors has authorized and may in the future authorize the issuance of restricted stock to certain employees of the Company.


Spirco Stock Bonus Plan
     As of July 31, 1991, Spirco had a stock bonus plan and related stock bonus trust (collectively, the "Spirco Plan") in place that provided for the contribution of a percentage of earnings of Spirco to the Spirco Plan on a yearly basis. By amendment dated as of December 31, 1991, Spirco revised the Spirco Plan to provide that after that date, no contributions would be made to the Spirco Plan.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of the Company's common stock as of the date hereof by (i) each of the Company's executive officers or directors or who is a stockholder, (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of the common stock, and (iii) all directors and executive officers of the Company as a group.

                                                             Shares Beneficially Owned (1)
                                          ----------------------------------------------------------
               Name                             Number                                     Percent
- ----------------------------------------------------------------------------------------------------
Patricia Anderson-Lasko                        476,438          (2) (3) (4)                   3.8%
27 North Main Street
Springfield, TN 37172

Alexander K. Miller                                  -                                        -
27 North Main Street
Springfield, TN  37172

Terrance Bond                                    1,000                  (5)                   *
27 North Main Street
Springfield, TN  37172

Felix Lee                                        1,050                  (6)                   *
27 North Main Street
Springfield, TN   37172

Reino C. Lanto, Jr.                             61,286                  (7)                   *
235 North Garrard St.
Rantoul, Il 61866

Marvin M. Williamson                             2,000                                        *
53 Fitch Lane
New Canaan, CT  06840

Lee Schwartz                                 1,372,549                  (8)                  11.0%
206 Early Street
Savannah, GA   31404

Eleanor and Philip Schwartz                  2,745,098              (8) (9)                  21.8%
23362 Water Circle
Boca Raton, FL   33486

Mathew T. Mulhern                              834,000            (10) (11)                   6.6%
119 Rockland Ave.
Northvale, NJ   07647

East-West Trading Corporation                  909,092                 (12)                   6.1%
National Bank Building
Memorial Square
Charleston, Nevis, West Indies

World Financial Securities, Ltd.               909,092                 (12)                   6.1%
43 Kensington High Street
London, England W8

                                               -56-


Karsten Electronic Limited                     909,092                 (12)                   6.1%
Omar Hodge Building
Wickham's Cay
Roadtown Tortola, BVI

Lexington Sales Corporation, Ltd.              909,092                 (12)                   6.1%
Kissack Court #29
Parliament Square
Ramsey, Isle of Man

Tamarisk Enterprises Ltd.                      909,092                 (12)                   6.1%
43 Kensington High Street
London, England W8

William T. and Virginia C. Williams          1,000,000                                        7.9%
2800 S. Ocean Blvd.
Boca Raton, FL   33432

William Sloan                                  748,515                 (13)                   5.8%
301 East Hundred Road
Chester, Virginia   23832

All Executive Officers                       4,120,872  (2) (3) (4) (5) (6) (7) (9) (14)      32.7%
and Directors as a Group
(6 persons)
- -----------------
* Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission, certain shares of the Company's common stock that a beneficial owner set forth in this table has a right to acquire within 60 days of the date hereof pursuant to the exercise of stock options or common stock purchase warrants are deemed to be outstanding for the purpose of computing the percentage ownership of that owner but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Shares outstanding and eligible to vote exclude (i) 152,728 shares held by trusts established under Spirco's plan of reorganization (see Note 2 of Notes to Consolidated Financial Statements) and (ii) 200,000 shares held as an appeal bond for the Company's appeal of the Tedesco litigation (see
         Note 8 of Notes to Consolidated Financial Statements). Under the terms of the Trust and the bond, such shares are not eligible to vote.

(2) The total for Ms. Anderson-Lasko includes 75,000 shares transferred to her under the terms of a stock transfer agreement between Ms.
         Anderson-Lasko  and  a  private  investor.  Substantively  all  of  the consideration for these share was delivered in the form of a non-recourse promissory note due August, 1996 that is secured by the escrow of the shares. Under the terms of the stock transfer agreement, as Ms. Anderson-Lasko makes payments under the promissory note, a pro rata portion of the escrowed shares are released to her. If Ms. Anderson-Lasko fails to pay a portion of the promissory note when due, a pro rata portion of its shares will be returned to the private investor. As the result of this agreement, the number of shares and percentage of common stock owned by Ms. Anderson-Lasko could decrease in the future.

(3) Includes 79,432 shares owned by DWL International, a corporation in which Ms. Anderson-Lasko's spouse, Donald W. Lasko, holds a controlling interest. Ms. Anderson-Lasko has no, and disclaims beneficial ownership of any, interest in DWL International and the shares owned by it.


                                      -57-

(4) Pursuant to a July, 1994 agreement between Mr. Bauman and the Company and Ms. Anderson- Lasko, Mr. Bauman has agreed to certain limitations on the number of shares of the Company's common stock he may resell in any month until August, 1996, and Mr. Bauman has granted to Ms. Anderson-Lasko an irrevocable proxy to vote any and all shares of the Company's common stock that he may own at any time. The total for Ms. Anderson-Lasko includes the 37,998 shares owned by Mr. Bauman that Ms. Anderson-Lasko has the power to vote pursuant to this agreement.

(5)      Consists of 1,000 shares subject to options exercisable by Mr. Bond.

(6) Includes 50 shares currently held by Mr. Lee and 1,000 shares subject to options exercisable by Mr. Lee.

(7) Consists of 32,735 shares owned by Jeanene Lanto, the wife of Mr. Lanto, and 28,551 shares owned by a trust for the benefit of Jeanene Lanto of which Mr. Lanto is the trustee, as to all of which Mr. Lanto disclaims any beneficial ownership.

(8) Pursuant to a voting agreement between Lee Schwartz, Eleanor Schwartz and Philip Schwartz, Lee Schwartz and Philip Schwartz have granted to Eleanor Schwartz the power to vote any shares owned by them for so long as Eleanor Schwartz is a member of the Company's board of directors.

(9) Includes 1,372,549 shares, owned by Lee Schwartz, that Eleanor Schwartz has the power to vote pursuant to the voting agreement between Lee Schwartz, Eleanor Schwartz and Philip Schwartz.

(10) Mathew Mulhern ("Mulhern") purchased 834,000 shares of the Company's common stock from Thimble Square in January, 1996. Pursuant to the agreement between Thimble Square and Mulhern, Thimble Square may be required to transfer up to 416,000 shares to Mulhern depending on the average price for the Company's common stock as reported by the NASDAQ SmallCap Market for the period February 20, 1996 to the date six months following the date of this Prospectus. As a result of the Company's April, 1996 acquisition of Thimble Square, the obligation to transfer additional shares has become an obligation of the Company to issue additional shares to Mulhern. As the result of this agreement the number of shares and percentage of common stock owned by Mulhern could increase in the future.

(11) Pursuant to an agreement between the Company and Mulhern, Mulhern has agreed to vote the shares owned by him in accordance with the recommendations of the Company's board of directors.

(12) Includes as to East-West Trading Corporation, 168,832 shares, and as to each of the other named stockholders, 454,546 shares, that such named stockholder has the right to acquire upon the exercise of outstanding common stock purchase warrants.

(13) Includes 250,000 shares that Mr. Sloan has the right to acquire upon the exercise of outstanding common stock purchase warrants.

(14) Includes the 834,000 share held by Mulhern which Mulhern has agreed to vote in accordance with the recommendations of the Company's board of directors. See note (11) above.

                              SELLING STOCKHOLDERS

               The following table sets forth (i) the amount and percentage of shares of common stock beneficially owned by each Selling Stockholder prior to this offering, (ii) the number of such shares being offered by each Selling Stockholder to the public from time to time pursuant hereto and (iii) the amount and percentage of shares of common stock owned beneficially by each of the Selling Stockholders upon completion of this offering (assuming the sale by the Selling Stockholders of all the shares of common stock offered by means of this prospectus).

                                                                                                                Shares and
                                                                                                       Warrants
                                             Shares and Warrants                                       Beneficially
                                                 Beneficially                           Shares         Owned After
                                          Owned Prior to the Offering                    Being         The Offering
                                    ---------------------------------------                            ------------
         Name                       Shares           Warrants         Total      %      Offered        Number          %
         ----                       ------           --------         -----     ---     ---------      ------         ---
John Dabal                     13,893 (1)               -           13,893       *     13,893            -             -
Allan Flood                    27,785 (1)               -           27,785       *     27,785            -             -
Anthony Kamin                  41,679 (1)               -           41,679       *     41,679            -             -
Howard Kamin                   13,893 (1)               -           13,893       *     13,893            -             -
Craig Lefferts                 27,785 (1)               -           27,785       *     27,785            -             -
George Markelson               27,785 (1)               -           27,785       *     27,785            -             -
Timothy Teufel                 13,893 (1)               -           13,893       *     13,893            -             -
William Teufel                 13,893 (1)               -           13,893       *     13,893            -             -
Kevin Ward                     13,893 (1)               -           13,893       *     13,893            -             -
Merritt Family Spendthrift
 Trust                        120,000                   -          120,000       *    120,000            -             -
Richard Serbin                199,450 (2)           2,250          201,700    1.6%    199,450        2,250             *
William Sloan                 498,515             250,000          748,515    5.8%    498,515      250,000             2.0%
Mathew Mulhern              1,250,000 (3)               -        1,250,000    9.6%  1,250,000            -             -
William T. and Virginia C.
 Williams                   1,000,000                   -        1,000,000    7.9%  1,000,000            -             -
Douglas Fleck                 100,000                   -          100,000       *    100,000            -             -
Quanta Corporation            182,500              50,000          232,500    1.8%    182,500       50,000             *

*  less than 1 percent

(1)      Includes 2,679 shares for each of Messrs.  Dabal,  H. Kamin, T. Teufel,
         W. Teufel and Ward, 5,357 shares for each of Messrs. Flood, Lefferts and Markelson and 8,036 shares for Mr. A. Kamin, that each has agreed to accept as a portion of the interest to be payable under the second extension of the July 1994 working capital loan. See Note 4 of Notes to Consolidated Financial Statements.

(2) Represents the shares the Company has the right to require Mr. Serbin to accept in satisfaction of certain indebtedness to Mr. Serbin.

(3) Includes 416,000 shares representing the maximum number of additional shares that the Company may be required to issue to Mulhern under the terms of a January, 1996 agreement. See "Principal Stockholders."

                            DESCRIPTION OF SECURITIES

Common Stock

              Pursuant to the Certificates of Incorporation, the Company is authorized to issue 30 million shares of common stock, $.01 par value per share. As of the date hereof, the Company had outstanding 12,584,579 validly issued, fully paid and nonassessable shares of common stock.

              Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock the board of directors of the Company may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of the Company.

              The board of directors may issue the additional shares of common stock, up to the authorization of 30 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the Company's common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the Company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

              The Company does not presently have an authorized class of preferred stock.

Common Stock Purchase Warrants

              The Company conducted a private placement offering that closed in June 1992 whereby the Company issued 20 units, each unit consisting of a $100,000 12% Subordinated Collateralized Note ("Subordinated Notes") and Class A common stock purchase warrants exercisable for 4,500 shares of the common stock. As a result of this offering, the Company originally issued Class A common stock purchase warrants to purchase in the aggregate 95,000 shares of the Company's Common Stock. Each Class A common stock purchase warrant originally entitled the holder to purchase one share of common stock at an exercise price of $45 per share for a term expiring at 5:00 pm Central time on May 15, 1994. However, as a result of the delay in the public offering planned for the fall of 1992 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"), the Company was unable to redeem the Subordinated Notes on or before December 1, 1992, and as a result the exercise price of the Class A common stock purchase warrants was automatically reduced to $30. In June 1993 the Company sought extensions of the maturity date of the Subordinated Notes to March 31, 1994. The holders of an aggregate of $1,125,000 principal amounts of the Subordinated Notes agreed to such extension, in return for which the Company (i) extended until July 31, 1996 the expiration date of the 56,250 Class A common stock purchase warrants originally issued in the units purchased by such holders and (ii) issued to such holders, on a pro-rata basis, an additional 5,625 Class A warrants having terms identical to the common stock purchase warrants. In March, 1994 in connection with the conversion of Subordinated Notes into shares of common stock, the Company agreed to extend the expiration date of the common stock purchase warrants until July 31, 1997.

              As of the date hereof, there are outstanding as the result of the June 1992 private placement offering an aggregate of 93,950 Class A common stock purchase warrants, of which 91,700 are exercisable at $30 per share, expire on July 31, 1997 and of which 2,250, exercisable at $2 per share, expire March 31, 1997.

              In June, 1993 the Company undertook a private placement of units comprised of one share of restricted common stock and one Class B common stock purchase warrant, exercisable at $30 per share through July 31, 1996. An aggregate of 55,000 units were sold, resulting in the issuance of 55,000 Class B common stock purchase warrants. In March, 1994 the exercise price of 53,000 of these Class B common stock purchase warrants was reduced to $20 and the period for exercise extended until July 31, 1997.

              In November, 1995 the Company issued 1 million Class C common stock purchase warrants in connection with its acquisition of the Florida property (see "Business - Properties"). The Class C common stock purchase warrants were exercised in April, 1996 and the resale of the shares issued on the exercise thereof is being registered by means of the registration statement of which this Prospectus forms a part.

              In February, 1996 the Company undertook a private placement of 2,272,730 units, each unit comprised of one share of restricted common stock and one Class D common stock purchase warrant. The Class D common stock purchase warrants are exercisable through February 1, 1998 at a per share price equal to 50 percent of the market price of the Company's common stock as of the date of exercise (25 percent if the Company's common stock is not then listed on the NASDAQ or on the New York or American stock exchanges. In April, 1996, 285,714 of the Class D warrants were exercised for aggregate proceeds of $50,000.

              In April, 1996, in connection with the restructuring of a defaulted Subordinated Collateralized Note and the settlement of a judgement obtained by the holder, the Company issued 250,000 Class E common stock purchase warrants. The Class E common stock purchase warrants are exercisable at a price of $.375 per share through April, 1999. The issuance of the shares issuable upon the exercise , if any, of the Class E common stock purchase warrants is being registered by means of the registration statement of which this Prospectus forms a part.

              In April, 1996, the Company issued 100,000 Class F common stock purchase warrants as payment of a commission relating to its November, 1995 acquisition of the Florida property. The Class F common stock purchase warrants are exercisable at $.01 per share through April, 1998. The Class F common stock purchase warrants were exercised in April, 1996, for proceeds of $1,000, and the resale of the shares issued upon the exercise of the Class F common stock purchase warrants is being registered by means of the registration statement of which this Prospectus forms a part.

              In May, 1996, the Company issued 50,000 Class G common stock purchase warrants, together with 187,500 shares of its common stock, in satisfaction of certain liabilities aggregating approximately $56,000. The Class G common stock purchase warrants are exercisable at a price of $.28 per share through May, 1998. The resale of the shares issued is being registered by means of the registration statement of which this Prospectus forms a part, and the issuance of the shares issuable upon the exercise, if any, of the Class G common stock purchase warrants is being registered by means of the registration statement of which this Propsectus forms a part.

              The exercise price of the common stock purchase warrants is subject to adjustment based on anti-dilution provisions that are triggered upon a stock dividend, stock split, reverse stock split, reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets. Certain common stock purchase warrants have certain "demand" and "piggy back' registration rights. See -"Registration Rights."

Certain Provisions Relating to Share Acquisitions

              Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the Company's securities.

Registration Rights

              The holders of the Class A and Class B common stock purchase warrants are entitled to certain demand and piggy-back registration rights with respect to the share of common stock issuable upon the exercise of those common stock purchase warrants. These rights provide generally that upon the request of the holders of a majority of the Class A common stock purchase warrants and/or the request of holders of a majority of the Class B common stock purchase warrants, the Company shall as soon as practicable give written notice of such request to all holders of such common stock purchase warrants and thus as soon as practicable thereafter shall file a registration statement covering the number of shares as to which the holders of such common stock purchase warrants have requested registration, provided however that the Company is not obligated to file a registration statement if registration is not requested for at least 30% of the shares issuable upon its exercise of the Class A common stock purchase warrants, or 30% of the shares issuable upon the exercise of the Class B common stock purchase warrants. Additionally, the holders of the Class A and Class B common stock purchase warrants are entitled to the "piggy-back" registration of the underlying shares of common stock if the Company proposed to register any of its securities under the Securities Act, except that, among other conditions, the underwriters of any offering have the right to limit the number of shares included in such registration.

              In connection with the April, 1996 acquisition of Thimble Square, the Company agreed to file, as soon as practicable, a registration statement for the resale of the 2,745,098 shares issued as a part of the acquisition consideration. Such registration statement will be filed once the audited financial statements for Thimble Square are available, which is expected to be in June, 1996.

Indemnification and Limitation of Liability

              The Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation, amended immediately prior to the completion of this offering, also provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This
provision   does  not  eliminate  the  duty  of  care,   and  ,  in  appropriate
circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

              As present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

              The transfer agent for the Company's common stock is American Security Transfer, Lakewood, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

              As of the date hereof, 12,584,579 shares of common stock are issued and outstanding, and an additional 2,435,966 shares of common stock are issuable upon exercise of the common stock purchase warrants. Of the shares of common stock outstanding, 1,470,100 shares are "restricted securities" as defined under the Securities Act, and the 148,950 of the shares issuable upon the exercise of the common stock purchase warrants would, when issued, be restricted securities. The restricted shares may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

              In general, Rule 144 allows a stockholder who has beneficially owned restricted shares for at least two years (including persons who may be deemed "affiliates" of the Company under Rule 144) to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Company's common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about the Company. A stockholder who is deemed not to have been an "affiliate" of the Company for at least 90 days and who has beneficially owned his restricted shares for at least three years would be entitled to sell his shares under Rule 144 without regard to these requirements.

              As of the date hereof, the two year holding period had been satisfied with respect of 19,740 restricted shares which could therefore be sold subject to the volume limitations of Rule 144, and the three year holding period had been satisfied with respect to 77,806 shares held by non-affiliates and could therefore be sold without compliance with the volume restrictions under Rule 144.

              On June 27, 1995 the Commission published for public comment proposed rules that would shorten the two and three year holding periods under Rule 144 to one and two years, respectively. If such proposed rules were currently in effect, the number of shares which could be sold subject to the volume limitations of Rule 144 would not increase, and the number of shares that could be sold without compliance with the volume restrictions of Rule 144 would increase by 19,740 shares.

              Pursuant to the July, 1994 agreement between Jerome Bauman and the Company, Mr. Bauman agreed to restrict the resale of the shares owned by him (37,998 as of the date hereof) to 7,100 shares per month through July, 1996.

              There has been only a limited public trading public market for the common stock of the Company. Sales of substantial amounts of shares of common stock, pursuant to Rule 144, or otherwise, could adversely affect any market for the common stock.

                                     EXPERTS

              The consolidated financial statements and schedule of the Company included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

              The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other filed information can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549-1004, and the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, 3190 Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies thereof can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C.
20549.

              The Company has filed with the Commission a Registration Statement on Form S-1, of which this Prospectus constitutes a part, under the Securities Act, with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the company and the shares of common stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are summaries that are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., and copies of all or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

              The Company furnishes its security holders with annual reports containing consolidated audited financial statements as soon as practicable after the end of each fiscal year and such interim reports as the Company may determine. The Company's fiscal year ends on November 30.


                                                         Innovo Group Inc.



                                                 Consolidated Financial Statements
                                                 ---------------------------------


Fiscal Periods Ended October 31, 1995, 1994, and 1993
- -----------------------------------------------------


Report of Independent Certified Public Accountants.....................................................................  F- 2

Consolidated Balance Sheets............................................................................................  F- 3

Consolidated Statements of Operations..................................................................................  F- 4

Consolidated Statements of Stockholders' Equity........................................................................  F- 5

Consolidated Statements of Cash Flows..................................................................................  F- 6

Notes to Consolidated Financial Statements.............................................................................  F- 7


Interim Periods Ended February 29, 1996 and January 31, 1995 (Unaudited)
- ------------------------------------------------------------------------

Condensed consolidated balance sheets as of February 29, 1996 and October 31, 1995.....................................  F-24

Condensed consolidated statements of operations for the three months ended
February 29, 1996 and January 31, 1995 and for the one month ended November 30, 1995...................................  F-25

Condensed consolidated statements of cash flows for the three months ended
February 29, 1996 and January 31, 1995 and for the one month ended November 30 1995....................................  F-26

Notes to condensed consolidated financial statements...................................................................  F-27


                                              Pro Forma Condensed Consolidated
                                              Financial Statements (Unaudited)
                                              --------------------------------

Introduction...........................................................................................................  F-31

Pro Forma Condensed Consolidated Balance Sheet as of February 29, 1996.................................................  F-32

Pro Forma Condensed Consolidated Statement of Operations for the year ended
October 31, 1995.......................................................................................................  F-33

Notes to Pro Forma Condensed Consolidated Financial Statements.........................................................  F-34

               Report of Independent Certified Public Accountants



Board of Directors
Innovo Group Inc.

               We have audited the accompanying consolidated balance sheets of Innovo Group Inc. and subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innovo Group Inc. and subsidiaries as of October 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.


                                                        /s/BDO Seidman, LLP
                                                        BDO SEIDMAN, LLP




Atlanta, Georgia
January 26, 1996, except
 for Note 4, as to which
 the date is April 26, 1996


                                             INNOVO GROUP INC. AND SUBSIDIARIES
                                                 CONSOLIDATED BALANCE SHEETS
                                                 ---------------------------
                                               (000's, except for share data)
                                                                                                    October 31,
                                                                                           --------------------------
                                                                                             1995               1994
                                                                                           --------------------------
ASSETS

CURRENT:
    Cash and cash equivalents                                                              $     6           $      4
    Accounts receivable (Note 4)                                                             1,524              1,905
    Inventories (Note 4)                                                                     1,229              5,958
    Prepaid expenses                                                                           406                552
                                                                                            ------            -------
    TOTAL CURRENT ASSETS                                                                     3,165              8,419

PROPERTY AND EQUIPMENT, net (Note 5)                                                         2,126              2,466

OTHER ASSETS                                                                                   376                258
                                                                                            ------            -------

                                                                                           $ 5,667           $ 11,143
                                                                                            ======            =======
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable (Note 4)                                                                 $   993           $  3,085
    Subordinated notes payable (Note 4)                                                        235                235
    Current maturities of long-term debt (Note 5)                                              143                140
    Accounts payable                                                                         1,942              4,199
    Accrued expenses                                                                           735              1,931
                                                                                            ------            -------
    TOTAL CURRENT LIABILITIES                                                                4,048              9,590

LONG-TERM DEBT, less current maturities (Note 5)                                             1,422              1,374
OTHER                                                                                          153                302
                                                                                            ------            -------

    TOTAL LIABILITIES                                                                        5,623             11,266
                                                                                            ------            -------

COMMITMENTS AND CONTINGENCIES (Notes 2, 6 and 8)

REDEEMABLE COMMON STOCK (189,761 shares) (Note 7(b))                                             -              1,423
                                                                                            ------            -------

CLASS 3 TRUST (Note 2)                                                                         274                826
                                                                                            ------            -------

STOCKHOLDERS' EQUITY (Notes 2, 7(a) and (c)):
    Common stock, $.01 par - shares
      authorized 30,000,000; issued 3,050,062
      in 1995 and 2,146,372 in 1994                                                             30                 21
    Stock subscription (Note 4)                                                                350                  -
    Additional paid-in capital                                                              19,137             17,485
    Deficit                                                                                (17,358)           (16,407)
    Treasury stock, 53,072 and 77,119 shares                                                (2,389)            (3,471)
                                                                                            ------            -------

    TOTAL STOCKHOLDERS' EQUITY                                                                (230)            (2,372)
                                                                                            ------            -------
                                                                                           $ 5,667           $ 11,143
                                                                                            ======            =======

See accompanying notes to consolidated financial statements.


                                        INNOVO GROUP INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                       -------------------------------------
                                   (000's except earnings per share information)

                                                                                       Year ended October 31,
                                                                            1995                1994               1993
                                                                           ---------------------------------------------
                                                                                                  (as restated, Note 3)

NET SALES                                                                  $ 5,276             $ 8,028          $ 12,468

COST OF GOODS SOLD                                                           3,808               5,044             6,998
                                                                            ------             -------          --------

    Gross profit                                                             1,468               2,984             5,470

OPERATING EXPENSES
    Selling, general and administrative                                      2,728               4,105             4,355
    Depreciation and amortization                                              406                 814               668
    Plant consolidation (Note 1(j))                                              -                 470                 -
                                                                            ------             -------          --------

    Income (loss) from operations                                           (1,666)             (2,405)              447

INTEREST EXPENSE                                                              (511)               (821)             (960)

OTHER INCOME (EXPENSE), net (Note 1(k))                                      2,110                (898)              280
                                                                            ------              -------         --------

    Income (loss) before income taxes
      (benefit)                                                                (67)             (4,124)             (233)

INCOME TAXES (BENEFIT) (Note 6)                                                  -               3,781               428
                                                                             ------             -------          --------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                       (67)             (7,905)             (661)
                                                                             ------             -------          --------

DISCONTINUED OPERATIONS, NET OF TAXES (Note 3)
    Results of discontinued NASCO Products
      operations                                                              (927)             (1,537)           (1,215)
    Gain on sale of NASCO Products operations                                  301                   -                 -
    Results of discontinued Spirco and
      and Sportswear operations                                                  -                   -            (1,796)
    Gain (loss) on sale of Spirco
      operations                                                                 -                 852            (4,257)
                                                                             ------             -------          --------
                                                                               (626)              (685)           (7,268)
                                                                             ------             -------          --------

EXTRAORDINARY ITEM (Note 2)                                                    (258)               699                 -
                                                                             ------             -------          --------

NET INCOME (LOSS)                                                           $  (951)          $ (7,891)         $ (7,929)
                                                                             ======             =======           =======

EARNINGS (LOSS) PER SHARE:
    Continuing operations                                                   $ (.03)          $   (3.99)         $   (.63)
    Discontinued operations (Note 3)                                          (.24)               (.34)            (6.92)
    Extraordinary item (Note 2)                                               (.09)                .35                 -
                                                                            ------             -------           --------

    Net income (loss)                                                       $ (.36)          $   (3.98)        $   (7.55)
                                                                            ======            ========           ========

WEIGHTED AVERAGE SHARES OUTSTANDING                                          2,616               1,982             1,050
                                                                            ======            ========          ========


See accompanying notes to consolidated financial statements.



                                                      INNOVO GROUP INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                -----------------------------------------------
                                                           (000's except for shares)

                                                        Common Stock                  Additional   Retained
                                                      ------------------    Stock      paid-in     earnings    Treasury
                                                       Shares    Amount  Subscription   capital     (deficit)    stock     Total
                                                      --------  -------- ------------  ----------   ---------   --------     -----

BALANCE, November 1, 1992                            1,063,631    $ 10       $   -     $11,554      $ (587)     $(3,457)   $ 7,520

Issuances of common stock                               62,806       1           -         652           -            -        653
Private placement of common stock and warrants          55,000       1           -       1,126           -            -      1,127
Common stock offering costs                                  -       -           -        (412)          -            -       (412)
Purchase of treasury stock                                   -       -           -           -           -          (14)       (14)
Issuance of warrants to debenture holders (Note 4)           -       -           -           6           -            -          6
Net loss                                                     -       -           -           -      (7,929)           -     (7,929)
                                                    ----------   -----     -------    --------      ------     --------     ------

BALANCE, October 31, 1993                            1,181,437      12           -      12,926      (8,516)      (3,471)       951

Issuance of common stock
  Cash                                                 110,000       1           -         474           -            -        475
  Services                                              62,750       1           -         306           -            -        307
  Stock award (Note 7(c))                                9,875       -           -          81           -            -         81
  Extinguishment of debt (Notes 4 and 7(a))            455,213       4           -       2,800           -            -      2,804
  Loan fees (Note 4)                                    80,000       1           -         299           -            -        300
  Spirco reorganization (Note 2)                       247,097       2           -         700           -            -        702
  Costs of issuances                                         -       -           -        (584)          -            -       (584)
Capital contribution (Note 7(a))                             -       -           -         483           -            -        483
Net loss
                                                             -       -           -           -      (7,891)           -     (7,891)
                                                    ----------   -----     -------   ---------      ------    ---------     ------
BALANCE, October 31, 1994                            2,146,372      21           -      17,485     (16,407)      (3,471)    (2,372)

Issuance of common stock
  Spirco reorganization (Note 2)                       546,103       5           -       1,116           -            -      1,121
  Extinguishment of debt (Note 4)                      119,873       1         350         127           -            -        478
  Loan extension (Note 4)                               69,500       1           -         121           -            -        122
  Other                                                  2,500       -           -           9           -            -          9
  Costs of issuances                                         -       -           -         (60)          -            -        (60)
Expiration of put options (Note 7(b))                  189,761       2           -       1,421           -            -      1,423
Cancellation of treasury shares                        (24,047)      -           -      (1,082)          -        1,082          -
Net loss                                                     -       -           -            -       (951)           -       (951)
                                                    ----------   -----     ------- ------------   --------     --------    -------
BALANCE, October 31, 1995                            3,050,062   $  30      $  350    $ 19,137   $ (17,358)     $(2,389)   $  (230)
                                                     =========   =====       =====     =======    ========       ======    =======

See accompanying notes to consolidated financial statements.


                                                      INNOVO GROUP INC. AND SUBSIDIARIES
                                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                     -------------------------------------
                                                                    (000's)


                                                                                            Year ended October 31,
                                                                                 1995                1994              1993
                                                                               -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $  (951)            $(7,891)           $(7,929)
  Adjustments to reconcile net income (loss) to cash
  provided by (used in) operating activities:
    Depreciation and amortization                                                 412                 822              1,323
    Deferred income taxes                                                           -               4,630             (1,901)
    Provision for uncollectible accounts                                          102                 383                150
    Loss (gain) on disposal of discontinued operations                           (395)             (1,374)             3,532
    Extraordinary gain or loss                                                    258              (1,128)                 -
    Changes in assets and liabilities (exclusive
      of Sportswear transaction):
        Accounts receivable                                                       279               1,365              5,293
        Inventories                                                             4,430                 (26)               979
        Prepaid expenses                                                          (25)                 33               (652)
        Accounts payable                                                         (867)                 37                (73)
        Accrued expenses                                                       (1,032)              1,306               (893)
        Income taxes payable                                                        -                   -               (435)
        Other                                                                    (507)              1,437                (36)
                                                                               ------              ------             -------
Cash provided by (used in) operating activities                                 1,704                (406)              (642)
                                                                               ------              ------             -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                            (19)                (18)               (25)
  Increase (decrease) in other assets                                               4                   -                  -
  Proceeds from sale of discontinued operations                                   100               1,445              1,500
                                                                               ------              ------            -------

Cash provided by (used in) investing activities                                    85               1,427              1,475
                                                                               ------              ------            -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments of notes payable                                              (1,614)               (881)            (2,676)
  Net repayments of long-term debt                                               (113)                (68)              (360)
  Proceeds from issuance of common stock                                            -                 475              1,780
  Stock issuance costs                                                            (60)               (584)              (412)
  Purchase of treasury stock                                                        -                   -                (14)
                                                                               ------              ------             -------

Cash provided by (used in) financing activities                                (1,787)             (1,058)            (1,682)
                                                                               -------             ------            -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                2                 (37)              (849)

CASH AND CASH EQUIVALENTS, at beginning of year                                     4                  41                890
                                                                               ------              ------            -------

CASH AND CASH EQUIVALENTS, at end of year                                     $     6             $     4           $     41
                                                                               ======              ======            =======


See accompanying notes to consolidated financial statements.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Nature of business
         ------------------

         Innovo Group Inc. ("Innovo Group") is a holding company, the principal assets of which is the common stock of three operating subsidiaries, Innovo, Inc. ("Innovo"), NASCO Products, Inc. ("NASCO Products") and NASCO Products International, Inc. ("International"). Innovo Group and its wholly-owned subsidiaries are referred to as "the Company".

         Innovo is a domestic manufacturer and distributor of laundry and utility bags, nylon lunch bags and fannypacks, stadium cushions, craft smocks, aprons and cloth novelties for children. The subsidiary also manufactures and distributes a reusable cloth shopping/carrying bag under the name E.A.R.T.H. Bag. The subsidiary creates its own contemporary designs for its products and, under certain licenses, has the right to display on its products certain characters and the names and logos of the teams of the major professional sports leagues, the U.S. Olympic teams, most major colleges and universities and the individual players of the American and National baseball leagues. Innovo grants credit to customers, substantially all of which are mass merchandisers or are in the premium incentive industry.

         NASCO Products imported a line of canvas and nylon sport bags, backpacks, equipment bags, and other sporting goods products imprinted or embroidered with emblems and logos licensed from various sports related licensors, including the major professional sports teams, the U.S. Olympic Committee, most major colleges and universities and the individual players of the American and National baseball leagues. NASCO Products granted credit to customers, substantially all of which are major retailers and mail order catalog businesses. Effective July 31, 1995 the Company disposed of and discontinued the import operations of NASCO Products (see Note 3).

         International distributes in foreign, principally European markets, the products manufactured by Innovo, as well as canvas and nylon sports bags and backpacks, including those imprinted or embroidered with emblems and logos licensed from various sports related licensors. International generally receives payment at the time of shipment.

         Spirco, Inc. ("Spirco"), formally known as NASCO, Inc. ("NASCO"), was a wholly-owned subsidiary of Innovo Group until November, 1994, at which time it was merged into Innovo Group. Spirco's principal products and markets included magazines and food products which were sold directly to primary and secondary schools for fundraising and school spirit programs and school and athletic bags, jackets and athletic apparel displaying the logos of primary and secondary schools, which were sold directly and indirectly to the schools, or their students. Spirco discontinued marketing fundraising programs to school and youth organizations in May 1993 (see Note 3). On August 27, 1993 Spirco filed for protection under Chapter 11 of the Bankruptcy Code. Its plan of reorganization was confirmed by the U.S. Bankruptcy Court on August 5, 1994 and became effective on November 7, 1994 (see Note 2).

         The Company operates in a single line of business. Except for fiscal 1994, when one customer accounted for 13.9% of net sales, no individual customer accounted for more than 10% of sales in the years ended October 31, 1995, 1994 and 1993. Sales to foreign customers, principally in Europe, accounted for 27.5% of sales from continuing operations in fiscal 1995.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                          -----------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)      Principles of consolidation
         ---------------------------

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for the accounts of NASCO Sportswear, Inc. ("Sportswear"), which are not included in the consolidated financial statements for periods subsequent to April 30, 1994 (see
Note 3).

         All significant intercompany transactions and balances have been eliminated.

(c)      Inventories
         -----------

         Inventories are stated at the lower of cost, as determined by the first-in, first-out method, or market.

         Inventories consisted of the following:
                                    October 31,    October 31,
                                       1995           1994
                                    --------------------------
                                     (000's)        (000's)

Finished goods                      $   601       $  6,046
Work-in-process                         177             34
Raw materials                           469            637
                                     ------        -------
                                      1,247          6,717
Less inventory reserve                  (18)          (759)
                                     ------        -------

                                    $ 1,229       $  5,958
                                     ======        =======

(d)      Property, plant, equipment, depreciation and amortization
         ---------------------------------------------------------

         Property, plant and equipment are stated at cost. Depreciation and amortization are provided in amounts sufficient to allocate the cost of depreciable assets to operations over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the estimated service lives of the improvements, whichever is shorter. On sale or retirement, the asset cost and related accumulated depreciation or amortization are removed from the accounts, and any related gain or loss is included in the determination of income.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                           ---------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

         Property and equipment consisted of the following:
                                            October 31,      October 31,
                                               1995             1994
                                            ----------------------------
                                              (000's)          (000's)
Buildings, land and
  improvements                               $ 1,500         $  1,500
Machinery and equipment                        1,506            1,507
Furniture and fixtures                           597              577
Transportation equipment                          54               54
Leasehold improvements                             3                3
                                              ------          -------
                                               3,660            3,641
Less accumulated depreciation
  and amortization                            (1,534)          (1,175)
                                              ------          -------
Net property and equipment                   $ 2,126         $  2,466
                                              ======          =======


(e)      Other assets
         ------------

         Included in other assets were intangibles which primarily consisted of the values assigned to the Company's purchase of an assembled work force, artwork, trade name and software in connection with its fiscal 1991 acquisitions of NASCO Products and Spirco. These assets are amortized by the straight-line method over useful lives ranging from three to thirty years. The intangible assets relating to Spirco's fundraising program marketing operations and Sportswear were charged off in fiscal 1993 as a component of the loss on the sale of the discontinued operation and the amounts relating to the NASCO Products trade name were charged off in fiscal 1995 as a reduction of the gain on the sale of the discontinued operation (see Note 3).

         The Company charges to expense in the year incurred costs to develop new products and programs. Amounts charged to expense approximated $39,000, $152,000 and $120,000 in fiscal 1995, 1994 and 1993, respectively.

         Cost incurred in the issuance of debt securities or to obtain bank financing are capitalized (included in other assets) and are amortized as a component of interest expense using the level yield method.

(f)      Income taxes
         ------------

         The Company files a consolidated income tax return and provides for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under that standard, deferred income taxes are provided for temporary differences arising from differences between financial statement and federal income tax bases of assets and liabilities.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                        --------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)      Revenue recognition
         -------------------

         Revenues are recorded on the accrual basis of accounting when the Company ships products to its customers.

(h)      Earnings per share
         ------------------

         Earnings (loss) per share are computed using weighted average common shares and dilutive common equivalent shares outstanding. Common stock equivalents consist of outstanding options and warrants. Certain common stock equivalents were not considered in the computation of weighted average common shares as their effect would have been antidilutive. For fiscal 1993 the shares of common stock classified outside of stockholders' equity on the consolidated balance sheet have been included in the computation of loss per share as the redemption price was less than the market price throughout and at the end of the year. For fiscal 1994 the market price of the Company's common stock was below the redemption price for the majority of the year, and there have been included as common stock equivalents in the number of shares that the Company would have to issue, based on the year-end market price, to fund the redemption obligation.

         On June 8, 1995 the Company declared a one-for-ten reverse stock split, effective June 19, 1995. All share and per share amounts have been restated to reflect the effects of the reverse stock split.

(i)      Cash and cash equivalents
         -------------------------

         Cash and cash equivalents are generally comprised of highly liquid instruments with original maturities of three months or less, such as treasury bills, certificates of deposit, commercial paper and call and time deposits.

(j)      Plant Consolidation
         -------------------

         In October, 1994 the Company began certain steps to restructure its operations. Principal among these steps were the closing of its leased manufacturing facility in Texas and the consolidation of its operations to Tennessee. In connection with these steps the Company incurred expenses of $470,000, which included the accrual of provisions of $152,000 for the remaining obligations under its Texas lease, and $40,000 for the termination of employees who were not relocated to Tennessee.

(k)      Other Income (Expense)
         ----------------------

         Other income in fiscal 1995 includes a $1.9 million gain from the settlement from litigation. Other expense in fiscal 1994 includes $300,000 of costs associated with the preparation of a public offering of the Company's securities which was charged to expense when the Company decided not to proceed with an offering.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                           ---------------------------


NOTE 2 - REORGANIZATION OF SPIRCO

         On August 5, 1994 the U.S. Bankruptcy Court for the Western District of Pennsylvania issued an order confirming the plan of reorganization of Spirco, and the confirmed plan was implemented and made effective on November 7, 1994. Spirco had filed for reorganization under Chapter 11 of the Bankruptcy Code on August 27, 1993. Innovo Group, Innovo and NASCO Products were not parties to the filing.

         Spirco's plan of reorganization established fourteen classes of creditors which, with respect to the nature and amount of distribution, were divided into six categories. Administrative expenses were paid in cash using funds borrowed under the Company's bank credit facility (see Note 4). Spirco's equipment and mortgage debt, which had been guaranteed by Innovo Group, were assumed by Leasall Management, Inc. ("Leasall"), a newly formed subsidiary, together with its acquisition of the collateral assets, and other Spirco liabilities that were secured or that had been guaranteed by Innovo Group were paid in full through the issuance of 222,000 shares of Innovo Group common stock on the basis of $2.84 per share.

         The claim of the Internal Revenue Service ("IRS") resulting from its 1991 examination of the 1986 and 1988 income tax returns of Spirco was satisfied through the issuance to the IRS of 25,000 shares of common stock, in return for which the IRS released its lien on 25,000 shares of Innovo Group treasury stock owned by Spirco. Additionally, the IRS foreclosed on 30,000 shares of common stock that had been personally pledged to it by the Company's president.

         Priority claims for sales, property and unemployment taxes held by state and local taxing authorities, estimated to total $826,000 after the resolution of disputes, were contributed to a trust ("the Class 3 Trust") to which Innovo Group issued 584,000 shares of common stock. Under the plan of reorganization the Class 3 Trust, which is administered by an independent trustee, is selling the shares of common stock and distributing the net proceeds therefrom to the Class 3 claimants. If the proceeds from the sale of the shares of common stock issued to the Class 3 Trust are not sufficient to pay the allowed Class 3 claims, plus interest accruing at the rate of 7% per annum from November 7, 1994, then Innovo Group will be required to pay the remaining amount in installments with interest at 7% between November, 1995 and November, 1999. To the extent the Class 3 claims are satisfied by the sale of less than all of the shares issued to the Class 3 Trust, the shares remaining in the Class 3 Trust will be returned to Innovo Group. General unsecured creditors and claims ranking below general unsecured creditors, including the claims of Innovo Group, Innovo and NASCO Products for intercompany advances to Spirco, received no distribution under the plan. During fiscal 1995 the Class 3 Trust received, and distributed to the Class 3 claimants, $590,000 from the sale of 359,054 shares of common stock. On the basis of the sales by the Class 3 Trust through January 15, 1996, the market price of the Company's common stock on that date and the estimated amount of disputed claims that will be allowed, the Company would be required to satisfy approximately $200,000 of remaining Class 3 claims in installments after the Class 3 Trust completes the sale of its shares.

         In connection with the implementation of Spirco's plan of reorganization there are pending legal actions by certain creditors and former employees of Spirco alleging various claims against Spirco together with the existence of guarantee or alter ego liability on the part of Innovo Group. To the extent a claimant is able to establish both the claim against Spirco and the existence of Innovo Group liability, such claimant will be entitled to receive Innovo Group

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                           ---------------------------


NOTE 2 - REORGANIZATION OF SPIRCO (concluded)

common stock in satisfaction of such claim on the basis of $2.84 per share. Otherwise, no shares will be issued to such claimants by Innovo Group. Through January 15, 1996 the Company issued 187,049 shares upon the settlement of certain disputed claims. The Company is vigorously contesting the remaining disputed claims, and believes that it is unlikely that their ultimate outcome will result in the issuance of a material number of shares of common stock.

         For financial reporting purposes the shares of common stock issued pursuant to Spirco's plan of reorganization to satisfy the secured, Innovo Group guaranteed and IRS claims have been recorded as issued on October 31, 1994 at a value of $2.84 per share, which represents the per share value determined pursuant to the plan of reorganization. The claims contributed to the Class 3 Trust are reflected as a separate item on the Company's consolidated balance sheet based on the Company's estimate of the amounts that will be finally allowed. As shares of common stock are sold by the Class 3 Trust, the satisfaction of those claims and the issuance of those shares is being reflected based on the net proceeds received and distributed by the Class 3 Trust.

         The implementation of Spirco's plan of reorganization resulted in the discharge of all of its remaining indebtedness. As a result, in fiscal 1994, the Company recognized an extraordinary gain of $1,128,000, before related deferred income tax expense of $429,000, representing principally the forgiveness of the general unsecured claims that received no distribution under the plan. During fiscal 1995 the Company recorded extraordinary charges of $258,000 for changes in the estimates of allowed claims.

NOTE 3 -  DISCONTINUED OPERATIONS

         The components of income (loss) from discontinued operations are as follows:

                                                     Year ended October 31,
                                                 ------------------------------
                                                 1995        1994         1993
                                                 ----        ----         ----
                                                            (000's)

         Results of discontinued NASCO
           Products operations               $  (927)    $(1,537)     $(1,215)
         Gain on sale of NASCO Products
           operations                            301           -           -
         Results of discontinued Spirco
           and Sportswear operations               -           -       (1,796)
         Gain (loss) on sale of Spirco
           operations                              -         852       (4,257)
                                              ------      ------       ------
                                             $  (626)    $  (685)     $(7,268)
                                              ======      ======       ======

         On July 31, 1995 the Company executed an agreement with Accessory Network Group ("ANG") under which ANG succeeded to all of the rights held by NASCO Products to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags NASCO Products previously imported and distributed. The products marketed and sold under those license rights

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                            ------------------------


NOTE 3 - DISCONTINUED OPERATIONS (continued)

represented a separate class of products and previously issued 1994 and 1993 financial statements have been restated to report the results of those operations as a component of discontinued operations.

         For each license ANG will pay NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is payable, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with the final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG will pay approximately 67% of NASCO Products' cost over a six month period. The gain of $301,000 recognized in fiscal 1995 from the sale of the NASCO Products' domestic operations reflects the recording of the payments to be received from ANG over the next three years at their present value, discounted at 10% per annum.

         In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

         The revenues and expenses relating to the disposed NASCO Products imported product line were as follows:
                                                    Year ended October 31,
                                             ---------------------------------
                                             1995         1994          1993
                                             ----         ----          -----
                                                         (000's)
         Net sales                         $ 2,777       $ 5,937       $ 6,239
         Cost of goods sold                 (2,532)       (4,631)       (4,771)
         Selling, general and
           administrative expenses          (1,043)       (2,619)       (2,867)
         Interest expense                      (79)         (193)         (180)
         Other                                 (50)         (111)         (106)
         Income tax benefit                      -            80           470
                                           -------        ------        ------
         Income (loss) from operations    $   (927)      $(1,537)      $(1,215)
                                           =======        ======        ======

         Effective April 30, 1993 the Company sold the youth and school fundraising program direct marketing operations formerly conducted by Spirco. The fundraising program marketing operations were purchased by QSP, Inc. ("QSP"), which is a wholly-owned subsidiary of The Reader's Digest Association, Inc. Under the sale agreement, Spirco sold to QSP all of its rights under agreements with fundraising organizations for pending programs, and its rights under the non-competition, confidentiality and non-solicitation agreements with approximately 55 Spirco fundraising salespersons who accepted employment with QSP. QSP also received the salespersons' advance balances due to Spirco from those salespersons that accepted employment offers from QSP. A separate non-competition agreement between Innovo Group, Spirco and QSP provides that the Company, Innovo and Spirco will not engage in the direct marketing of fundraising programs to youth and school organizations, and will not solicit QSP

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                        --------------------------------



NOTE 3 - DISCONTINUED OPERATIONS (concluded)

employees for a period of five years. QSP did not assume any liabilities from Spirco.

                  The sales agreement provided that QSP would pay Spirco 25% of the gross sales, as defined in the sales agreement, received by QSP between July 1, 1993 and June 30, 1994 from fundraising programs sold to former Spirco fundraising customers or by former Spirco salespersons. The minimum sales price was $0.5 million, which Spirco received on May 10, 1993. In addition, Innovo Group received $1.0 million under the non-competition agreement. During fiscal 1994 Spirco received additional payments of $1,445,000 from QSP.

                  On August 27, 1993, Sportswear filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company subsequently decided to discontinue the operations of Sportswear and dispose of its assets. Accordingly, Sportswear's bankruptcy proceeding was converted to Chapter 7 and on April 17, 1994 the assets of Sportswear were transferred to the Trustee appointed by the bankruptcy court to be liquidated for the benefit of Sportswear's creditors. Innovo Group, Innovo, NASCO Products and Spirco were not directly liable for Sportswear's debts, and the Company believes that it is remote that those companies will be deemed to have guaranteed any material, unsatisfied Sportswear liabilities; accordingly, effective April 30, 1994 the Company removed Sportswear's assets and liabilities from its consolidated balance sheet. The Company had previously provided for the excess of Sportswear's assets over its liabilities, which was not material. Sportswear had been engaged in contract embroidery and the manufacture and sale, in local markets, of embroidered athletic apparel. The revenues and operating results of Sportswear were not separately material.

                  The Company had acquired the Spirco and Sportswear operations in August 1991 and June 1992, respectively. The operations of Spirco sold to QSP, and those of Sportswear, represented sales to separate classes of customers, and are reported as discontinued operations. The following presents the revenues and expenses relating to the discontinued operations of Spirco and
Sportswear:
                                                     Year ended October 31,
                                             ---------------------------------
                                                1995         1994         1993
                                             ---------    ---------    -------
                                                           (000's)
    Net sales                                 $      -     $      -   $  5,211
    Cost of sales and operating expenses             -            -     (7,506)
    Interest expense                                 -            -        (65)
    Income tax benefit                               -            -        564
                                              --------      -------    -------

    Income (loss) from operations            $       -     $      -   $ (1,796)
                                              ========      =======    =======

         The gain or loss on the disposals of Spirco and Sportswear are net of income tax expense (benefit) of $522,000 and $(1,295,000) in fiscal 1994 and 1993, respectively, and includes a phase-out operating loss of $1,925,000 in fiscal 1993.

         Interest expense was allocated to the discontinued operations in accordance with EITF 87-24, which provides for allocating interest to a discontinued operation based on the relationship of the net assets employed in the discontinued operation to the Company's consolidated net assets.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                             ----------------------



NOTE 4 - NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE

    Notes payable consisted of the following:
                                             October 31,           October 31,
                                                1995                  1994
                                             ---------------------------------
                                               (000's)               (000's)

Innovo factoring facility                     $   356               $      -
Bank credit facility                              202                  1,913
Working capital loan                              407                    600
Other                                              28                    572
                                               ------                -------

                                              $   993               $  3,085
                                               ======                =======

         Innovo borrows under an accounts receivable factoring facility with Riviera Finance ("Riviera") under which Riviera advances 80% of assigned Innovo accounts receivable. The factoring facility provides for advances up to $750,000. Riviera charges 1% of each invoice assigned plus 2% per month of outstanding advances. Borrowings under the facility are collateralized by assigned Innovo accounts receivable, which aggregated $445,000 at October 31, 1995.

         Previously Innovo and NASCO Products borrowed under a bank credit facility with NBD Bank ("NBD"). The bankruptcy filings by Spirco and Sportswear in August, 1993 constituted events of default under the agreement in force at that date. A forbearance agreement was executed November 10, 1993, and did not waive these or other prior defaults but included an agreement by the lending bank not to exercise its rights resulting from prior defaults under the original agreement and previous extensions provided there are no future events of default. Under the November 10, 1993 agreement, NBD agreed to continued funding through May 10, 1994 absent any future events of default. The NBD facility was again extended on July 20, 1994, and again in April, 1995 at which time (i) NBD agreed to extend, until July 31, 1995, the terms of its agreement with NASCO Products (except that the advance rate on accounts receivable was reduced to 70%) and (ii) the Company repaid the amounts borrowed from NBD by Innovo. Effective August 1, 1995 NBD began to apply to the balance due it all proceeds from the collection of NASCO Products accounts receivable, and all payments being received from ANG (see Note 3). NASCO Products' accounts receivable of $212,000 at October 31, 1995, and future payments from ANG, will first be applied to extinguish the balance due to NBD, and then to repay the remaining balance on the $600,000 working capital loan obtained in July, 1994 from a group of unaffiliated lenders.

         Borrowings under the bank credit facility bear interest at 4% over the NBD's prime rate (8.75% at October 31, 1995). Substantially all assets are pledged under the agreement, and the transfer of any funds from the operating subsidiaries to the parent company is prohibited without the prior consent of the lender. Substantially all operating assets are at the subsidiary level, as the parent company currently acts as a holding company and does not have any operations.

         The July 1994 working capital loan bears interest payable quarterly at 4% above NBD's prime rate, and the loan is collateralized by a security interest, subordinate to those held by Riviera and NBD, in the Company's accounts receivable and inventory. As consideration for

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                            ------------------------


NOTE 4 - NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE (continued)

making the loan the lenders received 80,000 shares of common stock, valued at $300,000 on the basis of the then market price. In January 1995 the Company obtained an extension of the maturity of the working capital loan until the earlier of October 15, 1995 or the repayment of NBD's advances. At that time the interest rate on the working capital loan was reset at 20% per annum, and the Company issued 69,500 shares of its common stock as an extension fee. In January, 1996 the lenders agreed in principle to extend the maturity of the working capital loan until October 31, 1996 in exchange for (i) the issuance of 50,000 shares of common stock and (ii) the issuance, each month that there remain outstanding borrowings, of an additional 6,250 shares of common stock. The final agreement, which also reduced the interest rate to 16% per annum retroactively to October, 1995, was executed in April, 1996.

         The weighted average interest rate on outstanding short-term borrowings was 19.6% and 13.0% at October 31, 1995 and 1994.

         In June 1992, Innovo Group issued $2,000,000 of 12% Subordinated Collateralized Notes (the "Subordinated Collateralized Notes") due on or before December 1, 1992, together with common stock purchase warrants to purchase an aggregate of 90,000 shares of the Company's common stock at a price of $45 per share on or before May 15, 1994 (the exercise price of these warrants decreased to $30 per share when the Company did not redeem the Subordinated Collateralized Notes on or before December 1, 1992). The Company received extensions of the maturity of the Subordinated Collateralized Notes until March 31, 1993, and subsequently the holders of $1,125,000 of the Subordinated Collateralized Notes agreed to extend the maturity until March 31, 1994. In exchange for the second extensions, the Company extended to July 31, 1996 the expiration date of the 56,250 warrants held by such noteholders, and issued to them an additional 5,625 common stock purchase warrants having identical terms.

         On April 5, 1994 the Company completed an equity for debt exchange in which (i) 216,128 shares of common stock were issued to extinguish $1.7 million of the Subordinated Collateralized Notes and related accrued interest of $191,000, (ii) 6,334 shares of common stock were issued to extinguish $50,000 of other notes payable and accrued interest of $5,400 and (iii) 26,327 shares of common stock were issued to satisfy $185,000 of other obligations. Several of the holders of the debt exchanged for common stock were also holders of the units sold by the Company in its June, 1993 private placement, and both the Subordinated Collateralized Notes and the units had been placed by the same placement agents. As a result, in order to obtain agreement to the debt conversion, the Company also agreed to revise the terms of the June, 1993 private placement by issuing 53,000 shares of common stock to increase to two shares the number of shares included in the units sold, decrease to $20 the exercise price of the 53,000 warrants included in the units, and extend the term of the warrants until July 31, 1997. Subsequent to fiscal 1995 the Company converted $50,000 of the remaining Subordinated Collateralized Notes into a term obligation. In April, 1996, the Company and the holder of the one remaining Subordinated Collateralized Note, on which there remained due principal and accrued interest of approximately $288,000, reached an agreement under which (i) $144,000 of the amount owing was converted into a 14% term note due in installments through May, 1997, and (ii) $144,000 is being retired through the issuance of 498,515 shares of common stock and 250,000 Class E common stock purchase warrants.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                         ------------------------------



NOTE 4 - NOTES PAYABLE AND SUBORDINATED NOTES PAYABLE (continued)

         As a result of the April 5, 1994 exchange, the Company issued an aggregate of 301,789 shares, which have been recorded in stockholders' equity at the amount of debt extinguished ($2,132,000). Costs and expenses of the exchange of $270,000 have been charged against stockholders' equity. No gain or loss was recognized.

         During fiscal 1995 the Company issued an aggregate of 119,873 shares of common stock to extinguish an aggregate of $128,000 of unsecured notes payable, which were past due, and restructured $50,000 of the remaining Subordinated Collateralized Notes as a long-term note. Additionally, in October 1995 the holder of unsecured notes aggregating $319,000 tendered the notes, and accrued interest of $31,000, as a subscription for shares of the Company's common stock. Under the subscription agreement the Company will issue shares over a six month period ending May, 1996 that have an aggregate value of approximately $350,000, on the basis of 75 percent of the market prices at the times the shares are issued, subject to a maximum of 375,000 shares.

         During fiscal 1993 the Company obtained additional short-term borrowings of $1,339,000. Those borrowings, together with interest accrued at 10% per annum, (including $45,900 paid to related parties on loans of $649,000 from such affiliates) were repaid in September 1993 through the issuance of 189,761 shares of restricted common stock (see Note 7 (b)).

         If the common stock issued or to be issued to extinguish these notes and Subordinated Collateralized Notes had been outstanding, in lieu of the loans, from the date of each loan, the loss per share from continuing operations and net loss per share for fiscal 1994 and 1993 would have been reduced by $.22 and $.49 per share, respectively.

NOTE 5 -  LONG-TERM DEBT

         Long-term debt consisted of the following:
                                                 October 31,      October 31,
                                                    1995             1994
                                                 -----------------------------
                                                   (000's)          (000's)
Notes payable to ICON Cash Flow Partners,
L.P., Series D ("ICON")                          $   355           $   475

Note payable to bank                                 895               909

Capitalized lease obligation                         315               130
                                                  ------            ------

Total long-term debt                               1,565             1,514

Less current maturities                             (143)             (140)
                                                   ------            ------
                                                 $ 1,422           $ 1,374
                                                  ======            ======

         The ICON loan bears interest at 11% and is collateralized by all the equipment and personal property located at the Company's main office in Springfield, Tennessee. The loan was originally obtained by Spirco, and was assumed by Leasall in connection with the implementation of Spirco's plan of reorganization (see Note 2). Innovo and NASCO Products

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                         ------------------------------


NOTE 5 -  LONG-TERM DEBT (concluded)

have each guaranteed the obligations of Leasall under this loan.

         In August 1992, Spirco obtained a loan from a bank in the original principal amount of $950,000, bearing interest at the bank's prime interest rate plus 2.75% (prime rate was 8.75% at October 31, 1995), payable in monthly installments of $8,250, including principal and interest, beginning October 1, 1992, with the remaining amount due on or before August 6, 2012. This loan is collateralized by a First Deed of Trust on real property in Springfield, Tennessee and by an assignment of key-man life insurance on the president of the Company in the amount of $950,000. In order for the loan to be guaranteed by the Small Business Administration, Innovo Group, Innovo, NASCO Products, and the president of the Company agreed to act as guarantors for Spirco's obligations under the loan agreement. Leasall assumed the loan and acquired the ownership of the collateral in connection with the implementation of Spirco's plan of reorganization (see Note 2).


         Principal maturities of long-term debt as of October 31, 1995 are as follows:

         Year ending October 31,                                 Amount
         ---------------------------------------------------------------
                                                                 (000's)


                        1996                                      $ 143
                        1997                                        134
                        1998                                        132
                        1999                                        145
                        2000                                        147
                        Thereafter                                  864

NOTE 6 -  INCOME TAXES

         The provision (benefit) for income taxes included in net income (loss) was as follows:
                                                 Year ended October 31,
                                           1995           1994            1993
                                         -------------------------------------
                                                        (000's)
Continuing operations:
   Current (Federal)                    $      -      $       -      $       -
                                         -------       --------       --------
   Deferred:
      Federal                                  -          3,781            380
      State                                    -              -             48
                                         -------       --------       --------
      Total                                    -          3,781            428
                                         -------       -------        --------
   Total continuing operations                 -          3,781            428

Discontinued operations                        -            442         (2,329)

Extraordinary item                             -            429              -
                                         -------       --------      ---------

   Total income taxes (benefit)         $      -      $   4,652       $ (1,901)
                                         =======       ========        =======

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                         ------------------------------



NOTE 6  - INCOME TAXES (continued)

         Net deferred tax assets result from the following temporary differences between the book and tax bases of assets and liabilities:

                                                   October 31,       October 31,
                                                      1995               1994
                                                   -----------------------------
                                                     (000's)           (000's)
Deferred tax assets (liabilities):
   Allowance for doubtful accounts                    $   41          $     40
   Inventory reserves                                      6               258
   Intangibles                                             -               (40)
   Property and equipment                                239               243
   Other                                                  65               206
   Benefit of net operating loss carryforwards         8,464             7,916
   Benefit of capital loss carryforwards                   -             1,722
                                                    --------           -------
Gross deferred tax assets                              8,815            10,345
Deferred tax assets valuation allowance               (8,815)          (10,345)
                                                    --------           -------

Net deferred tax assets                            $       -        $        -
                                                    ========         =========

         Net increases in the valuation allowance for deferred taxes of $5,767,000 and $2,085,000 were recorded in fiscal 1994 and 1993, respectively.

         In the event the future realization of capital or net operating loss carryforwards, or reductions in the valuation allowance, reduce the valuation allowance below $1,801,000, such excess will, up to that amount, result in a reduction of any remaining unamortized noncurrent intangible assets relating to NASCO Products. Any excess of the unallocated benefit will result in a decrease in income tax expense.

         The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to
pretax  income  from  continuing   operations  as  a  result  of  the  following
differences:
                                                  Year ended October 31,
                                     -----------------------------------------
                                       1995             1994              1993
                                     -----------------------------------------
                                                       (000's)
Computed tax (benefit)
  at the statutory rate               $  (23)         $(1,402)        $   (79)
State income tax                           -                -             (14)
Change in valuation allowance             23            5,767             624
Other                                      -             (584)           (103)
                                      ------           ------          ------

                                     $     -          $ 3,781         $   428
                                      ======           ======          ======

         The Company has consolidated net operating losses available to offset future taxable income of $23.6 million. These losses expire through 2010 and are not subject to any limitations on their utilization. Spirco has net operating losses for federal tax purposes of approximately

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                         -------------------------------


NOTE 6  - INCOME TAXES (concluded)

$4.7 million, of which $1.5 million expires in 2003, $1.1 million expires in 2005 and $2.1 million expires in 2006. Pursuant to the provisions of the 1986 Tax Reform Act, usage of these loss carryforwards is limited to approximately $537,000 a year because of certain ownership changes that occurred in Spirco. A subsidiary of the Company has state tax net operating loss carryforwards of approximately $11.0 million to offset state taxable income. These carryforwards expire in varying amounts between the years 1999 and 2005.

         The Internal Revenue Service ("IRS") is currently conducting an examination of Spirco's 1991 income tax return. The IRS has not yet issued an audit report or assessment with respect to such returns, but it has preliminarily indicated that it may seek to reclassify certain capital losses, which would have the effect of increasing the taxes by $250,000. Such an assessment, if made and sustained, would become a Class 3 claim under Spirco's plan of reorganization, and would be subject to satisfaction (i) from the Class 3 Trust or (ii) by the Company in installments through November, 1999 (see Note
2). The outcome of this matter is not presently determinable and accordingly no provision for any possible assessment has been recorded in the consolidated financial statements.

NOTE 7 - STOCKHOLDERS' EQUITY

    (a)  Common Stock

         During fiscal 1993 the Company issued an aggregate of 62,806 shares of restricted common stock in private transactions with unaffiliated investors. Aggregate net proceeds were $653,000. The Company also issued 55,000 units in a private placement and received net proceeds of $1,127,500. Each unit consisted of one share of restricted common stock and one warrant for the purchase of a share of common stock, exercisable at $30 per share through July 31, 1996. In connection with the restructuring of its Subordinated Notes (see Note 4), the Company agreed to issue to each purchaser one additional share for each unit purchased, to extend the period for the exercise of the warrants to July 31, 1997 and reduce the exercise price of the warrants to $20 per share.

         In December, 1993 the Company reached an agreement with a vendor, which had been owed approximately $1.3 million, under which the vendor (i) retained proceeds of $483,000 from its sale of shares previously pledged by a principal stockholder, (ii) received proceeds of $500,000 from its sale of 100,000 shares previously pledged by the Company's president and (iii) received a $300,000 interest-free note due June, 1994 collateralized by the remaining 15,700 shares previously pledged by the Company's president. The $483,000 was recorded as a contribution to the Company's capital. In July and August, 1994, the vendor sold the 15,700 pledged shares, applying the proceeds of $60,000 to reduce the note. The Company's president was issued 115,700 shares to reimburse her in August, 1994. In other transactions in fiscal 1994 the Company, on April 5, 1994, issued an aggregate of 301,789 shares of common stock to extinguish liabilities of $2,132,000 (see Note 4) and in the fourth quarter issued 37,724 shares to reduce outstanding notes payable by $112,000.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                        ---------------------------------


NOTE 7 - STOCKHOLDERS' EQUITY (continued)

         As of October 31, 1995 the Company has reserved 148,950 shares of common stock for the following outstanding warrants:

            Exercise Price            Shares                Expiration
            --------------            ------                ----------
                  $20                 53,000                 July 1997
                  $30                  2,000                 July 1996
                   $2                  2,250                March 1997
                  $30                 91,700                 July 1997

         Subsequent to October 31, 1995 the Company (i) received cash proceeds of $240,000 upon the exercise of warrants for the purchase of 750,000 shares of common stock, and (ii) issued an option for the purchase of 1 million shares, exercisable at $.01 per share through October, 1997, as part of the consideration for the Company's purchase of a facility for a wholesale outlet store.

     (b)  Redeemable Common Stock

         In September 1993 the Company issued 189,761 shares of restricted common stock to extinguish notes payable and accrued interest of $1,423,000. The holders of such shares hold options ("put options") that allowed them to require that the Company repurchase any or all of the shares at a price of $7.50 per share, which represented the price at which the shares were issued and their fair value at the time, at any time between January 1, 1994 and, as amended, April 29, 1995. Additionally, the put options are exercisable at $30 per share in the event of certain "changes in control" not approved by the board of directors. The put options grant the Company a right of first refusal to purchase any of the related shares upon the payment of the same price offered to the holders by another party. Also, the Company can cancel the put options by paying nominal consideration.

     (c)  Stock Compensation

         The Company adopted a Stock Option Plan (the "Plan") in December 1991 (amended in April 1992) under which 100,000 shares of the Company's common stock have been reserved for issuance to officers, directors, consultants and employees of the Company under the terms of the Plan. The Plan will expire on December 10, 2001.

         The Plan provides for the issuance of "incentive stock options" (as defined in the Internal Revenue Code) and non-qualified options to officers, directors, consultants and employees of the Company. The exercise price of incentive stock options must be equal to the fair market value of the underlying common stock on the date of grant. The exercise price of non-qualified stock options must be at least 50% of the fair market value of the common stock on the date of issuance.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                          ----------------------------


NOTE 7 - STOCKHOLDERS' EQUITY (concluded)

         The following table summarizes the activity in the Plan for the periods indicated:

                                                 Exercise
                             Options               Price             Options
                           Outstanding           Per Share         Exercisable
                           ---------------------------------------------------
Outstanding at
  November 1, 1992             48,750             $80 - 40             20,500
      Canceled                (43,950)            $80 - 40
      Granted                   3,000             $     10
                               ------             --------
Outstanding at
  October 31, 1993              7,800             $80 - 10              7,800
      Canceled                 (4,800)            $80 - 10
      Granted                   1,500             $   3.80
                               ------             --------
Outstanding at
  October 31, 1994              4,500          $10 - $3.80              4,500
      Canceled                 (1,500)                 $10
      Granted                       -                    -
                              -------            ---------
Outstanding at
  October 31, 1995              3,000                $3.80              3,000

      During fiscal 1994 the Company granted a restricted stock award of 9,875 shares having an aggregate value of $81,000. The award vested during fiscal 1994.

      Spirco had a noncontributory employee stock bonus plan for its employees. The plan was amended in fiscal 1992 to make contributions discretionary. No contributions were made for fiscal 1993 or 1994.

      Upon the effectiveness of SFAS No. 123 the Company will continue to measure stock compensation expense based on the difference between the market price of the Company's common stock and the exercise price of the employee stock option. The application of the disclosure requirements of SFAS No. 123, which will require the disclosure of pro forma earnings based on an option pricing model measurement of stock compensation, would not have been material in fiscal 1995.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

      The Company leases certain property, buildings and equipment. Rental expense for the years ended October 31, 1995, 1994 and 1993 was approximately $50,000, $276,000 and $468,000, respectively. The minimum rental commitments under noncancellable operating leases as of October 31, 1995 are as follows:
1996, $41,000; 1997, $18,000.

         The Company displays characters, names and logos on its products under license agreements that require royalties ranging from 8% to 12.5% of sales. The agreements expire through 1996 and require annual advance payments (included in prepaid expenses) and certain annual minimums. Royalties were $402,000, $823,000 and $1,155,000 for fiscal 1995, 1994 and 1993, respectively.

                       INNOVO GROUP INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)
                          ----------------------------


NOTE 8 - COMMITMENTS AND CONTINGENCIES (continued)

         An executive officer has an employment agreement with the Company that expires in October, 1997. The Company or the employee may terminate the employment agreement at any time for cause. The agreement provides that, in the event of a "change in control" not approved by the board of directors, any breach or termination shall require the payment of severance benefits equal to the greater of the annual salary payable for the remainder of the agreement's term, or three times the annual salary under the agreement (presently $175,000).

         In December 1991, a former employee filed suit against the Company and others alleging breach of his employment agreement and conversion of his interest in certain property rights of the Company. The complaint, as amended, sought compensation damages of at least $13.5 million. In August, 1994 the trial court granted the Company's motion for partial summary judgement and directed verdicts with respect to certain of the former employee's claims, including those concerning his ownership of an interest in the "E.A.R.T.H." trademark, or the existence of a partnership with the Company to jointly own the trademark, and the state court jury returned findings in favor of the Company on the remainder of the plaintiff's claim concerning the trademark as well as his claims for wrongful termination of employment. However, the jury awarded the plaintiff approximately $700,000, of which $50,000 was assessed against Innovo Group and $650,000 was assessed against Innovo, including pre-judgement interest and attorney's fees, on the theory that he was entitled to have received certain employment benefits, including employee stock awards, during, and after, the term of his employment. The Company has appealed the jury's award, and in connection therewith has pledged as an appeal bond 200,000 shares of its unissued common stock. The Company believes that the ultimate resolution of the case is unlikely to result in a material loss.

NOTE 9 -  SUPPLEMENTAL CASH FLOW INFORMATION
                                                    Year ended October 31,
                                           ------------------------------------
                                             1995           1994          1993
                                           ------------------------------------
                                                          (000's)

         Cash paid for interest           $    576       $    454      $    909
         Cash paid for income taxes              -              -             -

         During fiscal 1995 the Company issued common stock and common stock subscriptions to extinguish an aggregate of $1,599,000 in liabilities, as a loan extension fee, and for stock awards. (See Notes 2, 4 and 7).

         During fiscal 1994 the Company issued common stock to extinguish an aggregate of $3,506,000 in liabilities, for services of $307,000, and in consideration for a $600,000 working capital loan. See Notes 2, 4, 5 and 7.

         In September 1993, the Company issued 189,761 shares of common stock to extinguish debt and accrued interest of $1,423,000. In June 1993 the Company issued 5,625 warrants for certain debt extensions (see Note 4). In fiscal 1993 the Company acquired equipment of $157,000 under a capital lease.


                                             INNOVO GROUP INC. AND SUBSIDIARIES
                                            CONDENSED CONSOLIDATED BALANCE SHEETS
                                            -------------------------------------
                                                (000's except for share data)
                                                         (Unaudited)

                                                                     February 29,                  October 31,
ASSETS                                                                  1996                           1995
- ------                                                             -------------                    --------
CURRENT ASSETS
 Cash and cash equivalents                                          $      38                       $     6
 Accounts receivable                                                    1,354                         1,524
 Inventories                                                            1,242                         1,229
 Prepaid expenses                                                         482                           406
                                                                      -------                        ------

         TOTAL CURRENT ASSETS                                           3,116                         3,165

PROPERTY AND EQUIPMENT, net                                             3,556                         2,126
OTHER ASSETS                                                              830                           376
                                                                      -------                        ------

                                                                     $  7,502                       $ 5,667
                                                                      =======                        ======

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
CURRENT LIABILITIES
Notes payable                                                        $  1,410                       $   993
 Subordinated notes payable                                               185                           235
 Current maturities of long-term debt                                     168                           143
 Accounts payable                                                         853                         1,942
 Accrued expenses                                                       1,258                           735
                                                                      -------                        ------

         TOTAL CURRENT LIABILITIES                                      3,874                         4,048
LONG-TERM DEBT, less current
 maturities                                                             2,154                         1,422
OTHER               -                                                     153
            ---------                                                  ------

         TOTAL LIABILITIES                                              6,028                         5,623
                                                                      -------                        ------

CLASS 3 TRUST                                                             236                           274
                                                                      -------                        ------
STOCKHOLDERS' EQUITY
 Common stock $.01 par; shares authorized
  30,000,000; issued 8,451,551 shares in
  1996 and 3,050,062 shares in 1995                                        85                            30
 Stock subscription                                                       118                           350
 Additional paid-in capital                                            21,174                        19,137
 Deficit                                                              (17,713)                      (17,358)
 Treasury stock, 119,691 and 53,072 shares                             (2,426)                       (2,389)
                                                                      -------                        ------

         TOTAL STOCKHOLDERS' EQUITY                                     1,238                          (230)
                                                                      -------                        ------


                                                                     $  7,502                       $ 5,667
                                                                      =======                        ======

See accompanying notes to condensed consolidated financial statements.


                                             INNOVO GROUP INC. AND SUBSIDIARIES
                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                       -----------------------------------------------
                                                         (Unaudited)
                                            (000's except per share information)

                                                                 Three months ended
                                                          ----------------------------------  Transition Period
                                                             February 29,     January 31,       November 1-30,
                                                                1996            1995            1995 (Note 1)
                                                          -------------------------------      ---------------

NET SALES                                                        $ 1,319         $ 1,115            $   281

COST OF SALES                                                        732             518                166
                                                                  ------          ------             ------

  Gross profit                                                       587             597                115

OPERATING EXPENSES
  Selling, general and administrative                                652             588                233
  Depreciation and amortization                                       90             113                 31
                                                                  ------          ------             ------

  Income (loss) from operations                                     (155)           (104)              (149)

INTEREST EXPENSE                                                    (121)           (104)               (33)

OTHER INCOME (EXPENSE) - Net                                         115            (103)               (12)
                                                                  ------         -------             ------

  Income (loss) before income taxes (benefit)                       (161)           (311)              (194)


INCOME TAXES (BENEFIT):                                                -               -                   -
                                                                 -------         -------             -------

INCOME (LOSS) FROM CONTINUING OPERATIONS                            (161)           (311)              (194)

DISCONTINUED OPERATIONS:
  Results of discontinued NASCO
   Products operations                                                 -            (187)                  -
                                                                 -------         -------             -------


NET INCOME (LOSS)                                                $  (161)        $  (498)           $  (194)
                                                                  ======          ======             ======

EARNINGS (LOSS) PER SHARE:
   Continuing operations                                         $  (.02)        $  (.15)           $  (.05)
   Discontinued operation                                              -            (.08)                 -
                                                                --------          ------           --------
   Net income (loss)                                             $  (.02)        $  (.23)              (.05)
                                                                  ======          ======             ======

WEIGHTED AVERAGE SHARES OUTSTANDING                                6,716           2,134              3,846
                                                                  ======          ======             ======



See accompanying notes to condensed consolidated financial statements.

                                            INNOVO GROUP INC. AND SUBSIDIARIES
                                       CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       -----------------------------------------------
                                                         (Unaudited)
                                                           (000's)

                                                                  Three Months Ended
                                                             ---------------------------      Transition period
                                                             February 29,     January 31,       November 1-30,
                                                                1996             1995           1995 (Note 1)
                                                             -----------      ----------      ---------------
CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                                           $   (659)        $   555           $   (314)
                                                                 -------          ------            -------

CASH FLOWS PROVIDED BY
 INVESTING ACTIVITIES:
      Capital expenditures                                           (36)              -                (19)
                                                                  ------          ------             ------
      Net cash provided by (used in)
        investing activities                                         (36)              -                (19)
                                                                  ------          ------             ------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from issuance of common stock                         450               -                240
      Repayments of long-term debt                                   (31)             (7)               (12)
      Net borrowings (repayments) on notes payable                   312            (550)               105
                                                                  ------          ------             ------
      Net cash provided by (used in)
          financing activities                                       731            (557)               333
                                                                  ------          ------             ------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                     36              (2)                 -

CASH AND EQUIVALENTS, (beginning of period)                            2               4                  2
                                                                  ------          ------             ------

CASH AND EQUIVALENTS, (end of period)                            $    38         $     2            $     2
                                                                  ======          ======             ======


See accompanying notes to condensed consolidated financial statements.

                       INNOVO GROUP INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------
                                   (Unaudited)

NOTE 1:        BASIS OF PRESENTATION

      The condensed consolidated financial statements include the accounts of Innovo Group Inc. ("Innovo Group") and its wholly-owned subsidiaries (collectively "the Company"). The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements and the notes thereto should be read in conjunction with the consolidated financial statements included elsewhere herein.

      In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments to present fairly the financial position, the results of operations and cash flows for the periods reported. All adjustments are of a normal recurring nature.

      The results of operations for the above periods are not necessarily indicative of the results to be expected for the full year.

      Effective November 1, 1995, the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented herein.

NOTE 2:        DISCONTINUED OPERATIONS

      On July 31, 1995 the Company executed an agreement with Accessory Network Group ("ANG") under which ANG succeeded to all of the rights held by NASCO Products to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, backpacks and equipment bags NASCO Products previously imported and distributed. The products marketed and sold under those license rights represented a separate class of products and previously issued 1995 financial statements have been restated to report the results of those operations as a discontinued operation.

      For each license ANG is paying NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is payable, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with the final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost over a six month period. The payments to be received from the sale of the NASCO Products' domestic operations were recorded at their present value, discounted 10% per annum.

                       INNOVO GROUP INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)
       ------------------------------------------------------------------
                                   (Unaudited)

NOTE 2:        DISCONTINUED OPERATIONS (concluded)

      In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

NOTE 3:        INVENTORIES

      Inventory consisted of the following:
                                                               February 29,           October 31,
                                                                   1996                   1995
                                                                   ----                   ----
                                                                            (000's)
               Finished goods                                    $   468                $   601
               Work-in-process                                       220                    177
               Raw materials                                         588                    469
               Inventory reserve                                     (34)                   (18)
                                                                  ------                 ------
                  Total                                          $ 1,242                $ 1,229
                                                                  ======                 ======


NOTE 4:        NOTES PAYABLE AND LONG-TERM DEBT

      (a) Notes Payable

      Notes payable consisted of the following:
                                                              February 29,          October 31,
                                                                  1996                  1995
                                                                  ----                  ----
                                                                           (000's)
               Innovo factoring facility                       $   410                $   356
               Bank credit facility                                205                    202
               Working capital loan                                407                    407
               NPI International loan                              300                      -
               Other                                                88                     28
                                                                ------                 ------
                                                               $ 1,410                $   993
                                                                ======                 ======


      In December, 1995 the Company obtained a $300,000 short term loan collateralized by the common stock of NPI International. The loan bears interest at an annual rate of 12% and is due July 31, 1996.

      (b) Long-Term Debt

      In November, 1995 the Company acquired a facility which it is developing as an indoor retail outlet featuring antique and flea market shops. The $1.5 million purchase price was paid by the issuance to the seller of (i) options to purchase 1 million shares of the Company's common stock, exercisable at $.01 per share through March, 1998, and (ii) an $800,000 first lien non-recourse mortgage secured by the property. The mortgage is payable $25,500 quarterly, beginning July 1, 1996; all unpaid principal, and interest (which accrues at the rate of 9.5% per annum) is due January, 2006. The stock option was exercised in March, 1996.

                       INNOVO GROUP INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)
       ------------------------------------------------------------------
                                   (Unaudited)


NOTE 5:        STOCKHOLDERS' EQUITY

      The changes in common stock, additional paid-in capital, and treasury stock during the month of November, 1995 and during the first quarter of fiscal 1996 were as follows:

                                                     Common Stock                        Additional        Treasury Stock
                                                  ------------------        Stock         paid-in       ---------------------
                                                   Shares     Amount    Subscription      capital        Shares       Amount
                                                   ------     ------    ------------      -------        ------       ------
                                                             (000's)       (000's)        (000's)                     (000's)

      Balance, October 31, 1995                 3,050,062      $  30        $   350      $ 19,137       (53,072)     $(2,389)
      Issuances of common stock
        Exercise of warrants                      750,000          8              -           232             -            -
        Subscription agreement                     60,793          1            (58)           57             -            -
        Spirco reorganization                      18,000          -              -            12             -            -
      Issuance of option (Note 4)                       -          -              -           700             -            -
                                                ---------      -----       --------      --------       --------     --------
      Balance, November 30, 1995                3,878,855         39            292        20,138       (53,072)      (2,389)
      Issuances of common stock
        Cash                                    3,106,730         31              -           469             -            -
        Subscription agreement                    185,336          2           (174)          172             -            -
        Spirco reorganization                      80,630          1              -            57             -            -
        Manufacturing agreement                 1,200,000         12              -           388             -            -
      Debt settlement                                   -          -              -             -       (66,619)         (37)
      Issuance costs                                    -          -              -           (50)            -            -
                                                ---------      -----       ---------     --------      --------     --------
      Balance, February 29, 1996                8,451,551       $ 85       $     118     $ 21,174      (119,691)    $ (2,426)
                                                =========        ===        ========      =======      ========      =======

      In October, 1995 the holder of unsecured notes aggregating $319,000 tendered the notes, and accrued interest of $31,000, as a subscription for shares of the Company's common stock. Under the subscription agreement the Company is issuing shares over a six month period ending May, 1996 that have an aggregate value of approximately $350,000, on the basis of 75 percent of the market prices at the times the shares are issued, subject to a maximum of 375,000 shares.

      In January, 1996, the Company entered into an agreement to obtain contract manufacturing services, and issued to the contractor 1,200,000 shares of its common stock as prepayment for $400,000 (approximately 57,000 hours) of manufacturing operations which the Company may use on an as needed basis through July 31, 1997.

      During the first quarter of fiscal 1996 the Company settled an outstanding obligation held by a creditor who had previously received 66,619 shares of common stock as a partial payment. As a part of the settlement the creditor returned the shares to the Company. The returned shares were recorded as treasury stock at their market value.

      In connection with the private placement of shares of its common stock, for cash during the first quarter of fiscal 1996, the Company issued warrants for the issuance of 2,272,730 shares of its common stock, exercisable through January, 1998 at a per share price equal to 50% of the exercise date market price of the Company's common stock (25% for any exercises occurring at a time when the Company's common stock is not trading on the NASDAQ).

                       INNOVO GROUP INC. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (concluded)
       ------------------------------------------------------------------
                                   (Unaudited)

NOTE 6:        CONTINGENCIES

      In December 1991, a former employee filed suit against the Company and others alleging breach of his employment agreement and conversion of his interest in certain property rights of the Company. The complaint, as amended, sought compensation damages of at least $13.5 million. In August, 1994 the trial court granted the Company's motion for partial summary judgement and directed verdicts with respect to certain of the former employee's claims, including those concerning his ownership of an interest in the "E.A.R.T.H." trademark, or the existence of a partnership with the Company to jointly own the trademark, and the state court jury returned findings in favor of the Company on the remainder of the plaintiff's claim concerning the trademark as well as his claims for wrongful termination of employment. However, the jury awarded to plaintiff approximately $700,000, of which $50,000 was assessed against Innovo Group and $650,000 was assessed against Innovo, including pre-judgement interest and attorney's fees, on the theory that he was entitled to have received certain employment benefits, including employee stock awards, during, and after, the term of his employment. The Company has appealed the jury's award, and in connection therewith has pledged as an appeal bond 200,000 shares of its unissued common stock. The Company believes that the ultimate resolution of the case is unlikely to result in a material loss.

      Under the plan of reorganization of Spirco, Inc. ("Spirco") certain claims were contributed to a trust ("the Class 3 Trust") to which Innovo Group issued shares of its common stock. The Class 3 Trust, which is administered by an independent trustee, is selling the shares of common stock and distributing the net proceeds therefrom to the Class 3 claimants. If the proceeds from the sale of the shares of common stock issued to the Class 3 Trust are not sufficient to pay the allowed Class 3 claims, plus interest accruing at the rate of 7% per annum from November 7, 1994, then Innovo Group will be required to pay the remaining amount in installments with interest at 7% through November, 1999. On the basis of the sales by the Class 3 Trust through March 31, 1996, the market price of the Company's common stock on that date, and the estimated amount of disputed claims that will be allowed, the Company would be required to satisfy approximately $180,000 of remaining Class 3 claims in installments, through November, 1999, after the Class 3 Trust completes the sale of its shares.

      The Internal Revenue Service ("IRS") is currently conducting an examination of Spirco's 1991 income tax return. In March, 1996 the IRS issued an audit report with respect to such returns which proposes to reclassify certain capital losses, which would have the effect of increasing the taxes by $250,000. Such an assessment, if sustained, would become a Class 3 claim under Spirco's plan of reorganization, and would be subject to satisfaction (i) from the Class 3 Trust or (ii) by the Company in installments through November, 1999 as described above. The Company is contesting the audit findings. The outcome of this matter is not presently determinable and accordingly no provision for any possible assessment has been recorded in the consolidated financial statements.

      In April, 1996, the Company received notice that a foreign manufacturer that had supplied imported products to NASCO Products asserts that it is owed approximately $300,000 in excess of the amount recorded by NASCO Products. NASCO Products and the supplier had previously reached an agreement on the balance owed (which is the balance recorded), as well as an arrangement under which the schedule for the Company's payments reducing that balance would be based on future purchases from that supplier of products distributed internationally by NPI International. The Company disputes the supplier's claim, and believes that it has affirmative defenses, including the supplier's subsequent refusal to accept and fill NPI International orders on terms contained in the agreement. NASCO Products sold its operations in July, 1995 and that company currently has no operations or unencumbered assets (see Note 2, and Notes 3 and 4 of Notes to Consolidated Financial Statements).

      The Company is also a defendant in certain other legal actions arising from normal business activities or the bankruptcy proceedings of Spirco. Management believes that those actions are without merit or that the ultimate liability, if any, resulting therefrom will not materially affect the Company's consolidated financial position or results of operations.

                       Innovo Group Inc. and Subsidiaries
        Pro Forma Condensed Consolidated Financial Statements (Unaudited)
        -----------------------------------------------------------------


Introduction

      As discussed elsewhere herein, on April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the
Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinancings or asset sales by Thimble Square). The purchase prices are subject to downward adjustment based on the results of an audit of Thimble Square's December 31, 1995 financial statements, and the appraisal of its property and equipment, which are to be completed by June 15, 1996.

      A total of 2,745,098 shares of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reaquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,665,098 shares.

      The accompanying unaudited pro forma condensed consolidated financial statements are presented to illustrate the effect on the Company's historical financial position and results of operations of the consummation of the acquisition of Thimble Square. The unaudited pro forma condensed consolidated balance sheet has been prepared as if the acquisition had been consumated on February 29, 1996. The unaudited pro forma condensed consolidated statement of operations has been prepared as if the acquisition had been consummated on November 1, 1994. The following pro forma financial information has been prepared using Thimble Square's unaudited financial statements as of and for the year ended December 31, 1995, and reflects management's current estimate of the allocation of the purchase price, the actual allocation of which may differ based on the results of the audit and appraisals discussed above.

      The accompanying unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the Company's future financial position or results of operations. Among other things, the unaudited pro forma condensed consolidated statement of operations does not, except for the effect of certain employment contracts with certain key employees of Thimble Square, reflect reductions in Thimble Square's operating expenses, which the Company believes may be possible, or any increases in Thimble Square's sales that the Company believes can be obtained through the institution of a formal marketing and sales function. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square".



                                              Pro Forma Condensed Consolidated
                                                        Balance Sheet
                                                      February 29, 1996
                                                         (unaudited)
                                                           (000's)

                                                          Innovo       Thimble       Pro Forma         Pro
                                                          Group        Square       Adjustments        Forma
                                                          -----        ------       -----------        -----
ASSETS
- ------
Current
  Cash and cash equivalents                             $    38       $     -                       $    38
  Accounts receivable                                     1,354            27                         1,381
  Inventories                                             1,242           420                         1,662
  Prepaid expenses                                          482            40          (40) [B]         482
                                                         ------        ------                        ------
      Total current assets                                3,116           487                         3,563

Property and equipment, net                               3,556           515        1,385  [B]       5,456

Other Assets                                                830           424         (400) [A]         774
                                                                                       471  [B]
                                                                                      (551) [C]

                                                        $ 7,502       $ 1,426                       $ 9,793
                                                         ======        ======                        ======

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
Current liabilities
  Notes payable                                         $ 1,410       $    94          200  [B]     $ 1,704
  Subordinated notes payable                                185             -                           185
  Current maturities of long-term debt                      168            65                           233
  Accounts payable                                          853           175                         1,028
  Accrued expenses                                        1,258           138          135  [B]       1,531
  Deferred revenue                                            -           400         (400) [A]           -
                                                       --------        ------                      --------
      Total current liabilities                           3,874           872                         4,681
Long-term debt                                            2,154           571                         2,725
Other                                                         -            64                            64
                                                       --------        ------                        ------
      Total liabilities                                   6,028         1,507                         7,470
                                                         ------        ------                        ------
Class 3 Trust                                               236             -                           236
                                                         ------       -------                        ------
Stockholders' equity
   Common stock                                              85             -           27  [B]         101
                                                                                       (11) [C]
   Stock subscription                                       118             -                           118
   Additional paid in capital                            21,174             -        1,373  [B]      22,007
                                                                                      (540) [C]
   Deficit                                              (17,713)            -                       (17,713)
   Treasury stock                                        (2,426)            -                        (2,426)
   Net assets of Thimble Square                               -           (81)          81  [B]           -
                                                       --------        ------                       -------
      Total stockholders' equity                          1,238           (81)                        2,087
                                                         ------        ------                        ------
                                                        $ 7,502       $ 1,426                       $ 9,793
                                                         ======        ======                        ======

See notes to pro forma condensed consolidated financial statements



                                              Pro Forma Condensed Consolidated
                                             Statement of Continuing Operations
                                                 Year Ended October 31, 1995
                                                         (unaudited)
                                          (000's except for per share information)

                                                          Innovo       Thimble       Pro Forma         Pro
                                                          Group        Square       Adjustments        Forma
                                                          -----        ------       -----------        -----

Net sales                                               $ 5,276       $ 3,051                       $ 8,327
Cost of sales                                             3,808         2,567          (82) [D]       6,293
                                                         ------        ------                        ------

Gross profit                                              1,468           484                         2,034
Operating expenses
  Selling, general and administrative                     2,728           597          (75) [D]       3,250
  Depreciation and amortization                             406            23           97  [E]         526
                                                         ------        ------                        ------
  Income (loss) from operations                          (1,666)         (136)                       (1,742)
Interest expense                                           (511)         (133)                         (644)
Other income                                              2,110             9                         2,119
                                                         ------       -------                        ------

Income (loss) from continuing operations                $   (67)      $  (260)                      $  (267)
                                                         ======        ======                        ======
Income (loss) from continuing operations
  per share                                             $  (.03)                                    $  (.05)
                                                         ======                                      ======

Weighted average shares outstanding                       2,616                                       5,361
                                                         ======                                      ======


See notes to pro forma condensed consolidated financial statements

                          Notes to Pro Forma Condensed
                        Consolidated Financial Statements
                                   (unaudited)

Note 1 - Basis of Presentation

      Reference is made to the "Introduction" at page F-31.

      The Thimble Square financial statements as of and for the year ended December 31, 1995 include the effect of adjustments recorded to reflect (i) Thimble Square's January, 1996 receipt of 1.2 million shares of Innovo Group common stock upon the execution of a manufacturing agreement between the companies and (ii) the settlement, subsequent to December 31, 1995, of certain amounts due from stockholders.

Note 2 - Pro Forma Adjustments

      The pro forma adjustments to the condensed consolidated balance sheet are as follows:

      [A] To eliminate the intercompany balances (a prepaid asset of Innovo Group, and deferred revenue of Thimble Square) resulting from the January, 1996 manufacturing agreement.

      [B] To reflect the acquisition of Thimble Square and the allocation of the purchase price on the basis of the fair values of the assets acquired and the liabilities assumed. The components of the purchase price and its allocation to the assets and liabilities of Thimble Square are as follows:

                                                                     (000's)

               Components of purchase price
                 Innovo Group common stock                          $ 1,400
                 Thimble Square notes payable                           200
                 Acquisition costs                                      135
                                                                     ------
                                                                    $ 1,735
                                                                    =======
               Allocation of purchase price
                 Net assets of Thimble Square                       $   (81)
                 Decrease prepaid expenses to fair value                (40)
                 Increase in property and equipment to
                  fair value                                          1,385
                 Increase (decrease) in other assets to
                  fair value
                   Innovo Group common stock                  227
                   Other assets                               (40)
                   Goodwill                                   284
                                                            -----
                                                              471       471
                                                                        ---
                                                                    $ 1,735
                                                                    =======

      [C] To reflect the Innovo Group common stock owned by Thimble Square as a reduction of consolidated stockholders' equity (reflected as a reduction of common stock and paid in capital because the shares will be transferred to Innovo Group and retired).

                          Notes to Pro Forma Condensed
                  Consolidated Financial Statements - concluded
                                   (unaudited)

Note 2 - Pro Forma Adjustments (concluded)

      The pro forma adjustments to the condensed consolidated statement of continuing operations are as follows:

      [D] To adjust costs and expenses to reflect certain compensation and fringe benefit arrangements that will become effective upon the completion of the acquisition.

      [E] To adjust depreciation and amortization to reflect the adjusted bases of Thimble Square's assets.

- --------------------------------------------------------------------------------



      No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made hereby and, if given or made, such information or representation must not be relied upon. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation may not be legally made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.
                                                      3,544,964 Shares
                                                   by Selling Stockholders
              TABLE OF CONTENTS
                                         Page          300,000 Shares
Prospectus Summary.....................  ----          by the Company
Risk Factors...........................
The Company............................
Use of Proceeds........................               INNOVO GROUP INC.
Dividend Policy........................
Market for the Company's Securities
  and Related Shareholder Matters......
Capitalization.........................
Selected Consolidated Financial
  Data.................................            ____________________
Management's Discussion and Analysis
  of Financial Condition and Results                    PROSPECTUS
  of Operations........................
Business...............................            ____________________
Management.............................
Principal Stockholders.................
Selling Stockholders...................
Description of Securities..............
Shares Eligible for Future Sale........
Experts................................
Available Information..................
Index to Financial
  Statements...........................  F-1
                                                      __________, 1996




- ----------------------------------------------------------

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.       Other Expenses of Issuance and Distribution.

      SEC registration fee....................................     $457.35
      NASD fee................................................   25,124.64
      Accounting fees and expenses............................           *
      Legal fees and expenses.................................           *
      Printing and engraving expenses.........................           -
      Blue Sky fees and expenses..............................           -
      Transfer Agent and Register fee.........................           -
      Miscellaneous expenses..................................           *
                                                              ------------

               ..............................................$           *
                                                              ============



- ----------
*To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

               Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to be the best interests of the corporation, and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such persons's duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Nine of the Company's Amended and Restated Certificate of Incorporation requires that the Company indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of the Company to the fullest extent allowed by Delaware law.

               The Company's Amended and Restated Certificate of Incorporation relieves its directors from personal liability to the Company or to stockholders for breach of any such director's fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Under Section 102(b)(7) of the Delaware General Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages fore any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for
intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transaction from which the director derived an improper personal benefit.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities

               Except as described in this section, no securities of the Company have been sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). All share and per share amounts below have been restated to reflect the effects of the 1 for 10 reverse stock split effected June 19, 1995.

               On January 14, 1993 the board of directors authorized the issuance of 30,000 shares of Common Stock to accredited unaffiliated investors. Net proceeds were $300,000. In issuing the stock, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On March 3, 1993, the board of directors authorized the issuance of 30,000 shares of Common Stock to accredited unaffiliated investors. Net proceeds were $300,000. In issuing the stock, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On June 15, 1993, the board of directors authorized the issuance of 55,000 units, each unit comprised of one share of Common Stock and one Common Stock Purchase Warrant. In issuing the units, the Company relied upon Section 4(2) and 4(6) of the Securities Act and Rules 502, 505 and 506 promulgated under the Securities Act. The units were offered at $25.00 per unit, and net proceeds were $1,375,000. J. Gregory & Company, Inc, and H.D. Brous & Co., Inc. acted as the placement agents.

               On September 26, 1993 the board of directors authorized the issuance of 189,761 shares of Common Stock in return for the extinguishment of $1,423,000 of debt and accrued interest. In issuing the stock, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On January 7, 1994 the board of directors authorized the issuance of 100,000 shares of Common Stock. The shares were offered at $5.00 per share, and net proceeds were $500,000. In issuing the shares, the Company relied upon Sections 4(2) and 4(6) of the Securities Act and Regulation S promulgated under the Securities Act.

               On March 30, 1994, the board of directors authorized the issuance of 251,130 shares in return for the extinguishment of $2,249,000 of debt, accrued interest and other obligations. In issuing the stock, the Company relied upon the exemption provided by Sections 3(a)(9) and 4(2) of the Securities Act.

               On July 19, 1994 the board of directors authorized the issuance of 12 units, each unit comprised of an 8.333% ($50,000) interest in the Bridge Loan, and the right to receive $25,000 of the Company's equity securities. Net proceeds were $600,000. In issuing the units, the Company relied upon Section 4(2) and 4(6) of the Securities Act and Rules 502, 505 and 506 promulgated under the Securities Act.

               On August 25, 1994 the board of directors authorized the issuance of the shares of common stock required to be issued under Spirco's plan of reorganization. In issuing the stock the Company relied upon the exemption provided by Section 1145 of the U.S. Bankruptcy Code.

               On January 7, 1994 and August 18, 1994, the board of directors authorized the issuance of 115,700 shares of common stock to Patricia Anderson-Lasko to reimburse her for the shares of common stock pledged to GEM (see "Certain Transactions"). In issuing the stock, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On October 24, 1994 the board of directors authorized the issuance of a restricted stock award of 2,500 shares to Thomas Wood. In issuing the stock the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On May 15, 1995 the board of directors authorized the issuance of 69,500 shares of common stock in consideration for an extension of the maturity of the July, 1994 $600,000 working capital loan. In issuing the shares the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On May 31, 1995 the board of directors authorized the issuance of 66,619 shares of common stock in exchange for the extinguishment of $125,000 of debt. In issuing the shares the Company relied upon the exemption provided by
Section 4(2) of the Securities Act.

               On October 18, 1995, the board of directors authorized the issuance of up to 375,000 shares of common stock in consideration for a stock subscription of $350,000, paid by the extinguishment of debt owed by the Company. In issuing the shares the Company relied upon the exemptions provided by Section 3(a)(9) and 4(2) of the Securities Act and Regulation S promulgated under the Securities Act.

               On November 14, 1995, the board of directors authorized the issuance of Class C common stock purchase warrants for the purchase of 1 million shares of common stock at $.01 per share through March, 1998. The Class C warrants were issued in partial consideration for the purchase of real property. The Class C warrants were exercised in March, 1996. In issuing the Class C warrants, and in issuing the stock upon the exercise of the Class C warrants, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On January 29, 1996, the board of directors authorized the issuance of 2,034,000 shares of common stock in consideration for $250,000 in cash and the prepayment of $400,000 of manufacturing services. In issuing the stock the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On January 30, 1996 the board of directors authorized the issuance of 2,272,730 shares of common stock and 2,272,730 Class D common stock purchase warrants in consideration for $250,000 in cash. In April, 1996, 285,714 Class D warrants were exercised for proceeds of $50,000. In issuing the shares, the Class D warrants and the shares upon the exercise of the Class D warratns, the Company relied upon the exemptions provided by Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act.

               On April 4, 1996 the board of directors authorized the issuance of 2,745,098 shares of common stock in connection with the acquisition of Thimble Square. In issuing the shares the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On April 29, 1996 the board of directors authorized the issuance of 50,000 shares of common stock in consideration for an extension of the maturity of the July, 1994 working capital loan, and of up to 74,000 shares of common stock for interest during the extension period. In issuing the shares the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

               On April 29, 1996, the board of directors authorized the issuance of 880,465 shares of common stock, 250,000 Class E common stock purchase warrants and 50,000 Class G common stock purchase warrants in consideration for the extinguishment of $263,000 of debt. In issuing the shares and the Class E warrants, the Company relied upon the exemptions provided by Sections 3(a)(9) and 4(2) of the Securities Act.

               On April 29, 1996, the board of directors authorized the issuance of 100,000 Class F common stock purchase warrants in consideration of a commission payable related to the Company's acquisition of real property. On April 30, 1996, the Class F common stock purchase warrants were exercised for proceeds of $1,000. In issuing the Class F warrants and the shares upon the exercise of the Class F warrants, the Company relied upon the exemption provided by Section 4(2) of the Securities Act.

Item 16.   Exhibits, Financial Statement Schedules

               (a)    The   following   exhibits   are  filed  as  part  of  the
                      Registration Statement:

                                                        Exhibit Index

      Exhibit                                                                                            Reference
      Number                                          Description                                           No.

        3.1          Form of Amended and Restated Certificate of Incorporation                           3.1 (13)
                     of Registrant.*

        3.2          Amended and Restated Bylaws of Registrant.*                                          4.2 (4)

        4.1          Article Four of the Registrant's Amended and Restated
                     Certificate of Incorporation (included in Exhibit 3.1)*

       10.1          Registrant's 1991 Stock Option Plan.*                                               10.5 (2)

       10.2          NASCO, Inc. Amended Stock Bonus Plan dated as of                                    10.6 (2)
                     December 31, 1991.*

       10.3          Secured Credit Agreement between NBD Bank, N.A., and                                10.12 (2)
                     NASCO Products, Inc. dated February 28, 1992.*

       10.4          Negative Pledge Agreement between NBD Bank, N.A., and                               10.13 (2)
                     Innovo, Inc. dated March 3, 1992.*

       10.5          Negative Pledge Agreement between NBD Bank, N.A., and                               10.15 (2)
                     NASCO Products, Inc. dated March 3, 1992.*

       10.6          Guaranty by Innovo, Inc. in favor of NBD Bank, N.A. dated                           10.16 (2)
                     February 28, 1992.*

       10.7          Guaranty by NASCO Products, Inc. in favor of NBD Bank,                              10.18 (2)
                     N.A. dated February 28, 1992.*

       10.8          Limited Guaranty by Patricia Anderson-Lasko in favor of                             10.19 (2)
                     NBD Bank, N.A. for the benefit of Innovo, Inc., NASCO, Inc.
                     and NASCO Products, Inc. dated February 28, 1992.*

       10.9          Continuing Guaranty by Patricia M. Anderson in favor of                             10.20 (2)
                     Sugar Creek National Bank for the benefit of Innovo, Inc.
                     dated April 19, 1991.*

       10.10         Note executed by NASCO, Inc. and payable to First                                   10.21 (2)
                     Independent Bank, Gallatin, Tennessee in the principal
                     amount of $950,000 dated August 6, 1992.*

       10.11         Deed of Trust between NASCO, Inc. and First Independent                             10.22 (2)
                     Bank, Gallatin, Tennessee dated August 6, 1992.*

       10.12         Authorization and Loan Agreement from the U.S. Small                                10.23 (2)
                     Business Administration, Nashville, Tennessee dated July
                     21, 1992.*

       10.13         Indemnity Agreement between NASCO, Inc. and First                                   10.24 (2)
                     Independent Bank, Gallatin, Tennessee.*


                                      II-5

      Exhibit                                                                                            Reference
      Number                                          Description                                           No.

       10.14         Compliance Agreement between NASCO, Inc. and First                                  10.25 (2)
                     Independent Bank, Gallatin, Tennessee dated August 6,
                     1992.*

       10.15         Assignment of Life Insurance Policy issued by Hawkeye                               10.26 (2)
                     National Life Insurance Company upon the life of Patricia
                     Anderson-Lasko to First Independent Bank, Gallatin,
                     Tennessee dated July 31, 1992.*

       10.16         Guaranty of Patricia Anderson-Lasko on behalf of NASCO,                             10.27 (2)
                     Inc. in favor of First Independent Bank, Gallatin, Tennessee dated August 6, 1992.*

       10.17         Guaranty of Innovo Group Inc. on behalf of NASCO, Inc. in                           10.28 (2)
                     favor of First Independent Bank, Gallatin, Tennessee dated
                     August 6, 1992.*

       10.18         Guarant of Innovo, Inc. on behalf of NASCO, Inc. in favor of                        10.29 (2)
                     First Independent Bank, Gallatin, Tennessee dated August
                     6, 1992.*

       10.19         Guaranty of NASCO Products, Inc. on behalf of NASCO,                                10.30 (2)
                     Inc. in favor of First Independent Bank, Gallatin, Tennessee dated August 6, 1992.*

       10.20         Note executed by NASCO, Inc. and payable to ICON Cash                               10.36 (2)
                     Flow Partners, L.P., Series D, in the principal amount of
                     $750,000 dated August 7, 1992.*

       10.21         Security Agreement between NASCO, Inc. and ICON Cash                                10.37 (2)
                     Flow Partners, L.P., Series D dated August 7, 1992.*

       10.22         Guaranty of Innovo Group Inc. on behalf of NASCO, Inc. in                           10.38 (2)
                     favor of ICON Cash Flow Partners, L.P., Series D dated
                     July 30, 1992.*

       10.23         Guaranty of Innovo, Inc. on behalf of NASCO, Inc. in favor                          10.39 (2)
                     of ICON Cash Flow Partners, L.P., Series D dated July 30,
                     1992.*

       10.24         Guaranty of NASCO Products, Inc. on behalf of NASCO,                                10.40 (2)
                     Inc. in favor of ICON Cash Flow Partners, L.P., Series D
                     dated July 30, 1992.*

       10.25         Guaranty of NASCO Sportswear, Inc. on behalf of NASCO,                              10.41 (2)
                     Inc. in favor of ICON Cash Flow Partners, L.P., Series D
                     dated July 30, 1992.*

       10.26         1993-1996 U.S. Olympic Merchandise Agreement between                                10.51 (7)
                     United States Olympic Committee and Innovo Group Inc.
                     dated April 29, 1993.*


                                      II-6

      Exhibit                                                                                            Reference
      Number                                          Description                                           No.

       10.27         Non-Competition and Non-Solicitation Agreement dated                                10.45 (4)
                     May 10, 1993 among QSP, Inc., NASCO, Inc. and Innovo
                     Group Inc.*

       10.28         Agreement dated May 10, 1993 among Innovo, Inc.,                                    10.46 (4)
                     NASCO Products, Inc., NASCO, Inc., Innovo Group Inc.,
                     Patricia Anderson-Lasko, Richard E. Binet and NBD Bank,
                     N.A.*

       10.29         1993-A Restricted Stock Award.*                                                     10.47 (5)

       10.30         1993-A Consulting Agreement.*                                                       10.48 (6)

       10.31         Employment Agreement dated September 30, 1993                                       10.56 (7)
                     between Innovo Group Inc. and Patricia Anderson-Lasko.*

       10.32         Form of Common Stock Put Option.*                                                   10.61 (7)

       10.33         Amendment to Forbearance Letter Agreement among                                     10.62 (7)
                     Innovo, Inc., NASCO Products, Inc., Innovo Group Inc.,
                     Patricia Anderson-Lasko, Richard E. Binet and NBD Bank,
                     N.A. dated November 10, 1993.*

       10.34         Form of Debt Conversion Agreement between Innovo                                    10.63 (7)
                     Group Inc. and certain holders of notes payable or
                     Subordinated Notes Payable.*

       10.35         Form of Agreement between Innovo Group Inc. and                                     10.64 (7)
                     Purchasers under the June 11, 1993 Unit Purchase
                     Agreement.*

       10.36         Agreement dated April 29, 1994 between C.I. Sports, Inc.                            10.65 (8)
                     and NASCO Products, Inc.*

       10.37         Forbearance Extension Agreement among Innovo, Inc.,                                 10.66 (8)
                     NASCO Products, Inc., Innovo Group Inc., Patricia
                     Anderson-Lasko, Richard E. Binet and NBD Bank, N.A.
                     dated May 10, 1994.*

       10.38         Amended Plan of Reorganization of Spirco, Inc.*                                     10.67 (9)

       10.39         $600,000 Secured Promissory Note and Security                                       10.68 (9)
                     Agreement dated July 20, 1994 between Innovo Group
                     Inc., Innovo, Inc. and NASCO Products, Inc. and certain
                     individual lenders.*

       10.40         License Agreement dated January 24, 1994 between NFL                               10.66 (10)
                     Properties Europe B.V. and NASCO Marketing, Inc.*

       10.41         License Agreement dated July 6, 1994 between National                              10.68 (10)
                     Football League Properties, Inc. and Innovo Group Inc.*


                                      II-7

      Exhibit                                                                                            Reference
      Number                                          Description                                           No.

       10.42         Third Amendment to Forbearance Letter Agreement among                              10.69 (10)
                     NBD Bank, N.A., Innovo, Inc., Nasco Products, Inc., Innovo
                     Group Inc., Patricia Anderson-Lasko and Richard E. Binet
                     dated April 10, 1995.*

       10.43         First Amendment to $600,000 Secured Promissory Note                                10.70 (10)
                     and Security Agreement dated April 15, 1995.*

       10.44         Security Agreement dated April 28, 1995 between Innovo,                            10.71 (10)
                     Inc. and Riviera Finance.*

       10.45         Form of Amendment to Common Stock Put Option.*                                     10.72 (10)

       10.46         Agreement dated July 31, 1995 between NASCO Products,                               10.1 (12)
                     Inc. and Accessory Network Group, Inc.*

       10.47         License Agreement dated November 14, 1995 between                                  10.47 (13)
                     Innovo Group Inc., United States Olympic Committee and
                     Warner Bros. Studios*

       10.48         Agreement dated December 11, 1995 between Innovo                                   10.48 (13)
                     Group Inc., United States Olympic Committee and Original
                     Appalachian Artworks, Inc.*

       10.49         License Agreement dated August 9, 1995 between Innovo,                             10.49 (13)
                     Inc. and NHL Enterprises, Inc.*

       10.50         License Agreement dated August 9, 1995 between NASCO                               10.50 (13)
                     Products International, Inc. and NHL Enterprises, B.V.*

       10.51         License Agreement dated December 15, 1995 between                                  10.51 (13)
                     Major League Baseball Properties, Inc. and Innovo Group
                     Inc.*

       10.52         License Agreement dated October 6, 1995 between Major                              10.52 (13)
                     League Baseball Properties and NASCO Products
                     International, Inc.*

       10.53         License Agreement dated October 13, 1995 between NBA                               10.53 (13)
                     Properties, Inc. and Innovo, Inc.*

       10.54         License Agreement dated October 13, 1995 between NBA                               10.54 (13)
                     Properties, Inc. and NASCO Products International, Inc.*

       10.55         Merger Agreement dated April 12, 1996 between Innovo                                10.1 (14)
                     Group Inc. and TS Acquisition, Inc. and Thimble Square,
                     Inc. and the Stockholders of Thimble Square, Inc.

       10.56         Property Acquisition Agreement dated April 12, 1996                                 10.2 (14)
                     between Innovo Group Inc., TS Acquisition, Inc. and Philip
                     Schwartz and Lee Schwartz

        21           Subsidiaries of the Registrant*                                                      21 (14)

       23.1          Consent of BDO Seidman

        27 Financial Data Schedule (appears only in electronically filed version of the Registration Statement)

- ----------

*        Certain of the exhibits to this Report,  indicated by an asterisk,  are incorporated by reference to other documents on file with the Securities and Exchange Commission with which they were physically filed, to be part hereof as of their respective dates. Documents to which reference is made are as follows:

         (1)   Amendment  No.  4  Registration   Statement  on  Form  S-18  (No.
               33-25912-NY) of ELORAC Corporation filed October 4, 1990.

         (2) Amendment No. 2 to the Registration Statement on Form S-1 (No. 33-51724) of Innovo Group Inc. filed November 12, 1992.

         (3) Annual Report on Form 10-K of Innovo Group Inc. (file no. 0-18926) for the year ended October 31, 1993.

         (4) Current Report on Form 8-K of Innovo Group Inc. (file no. 0-18926) dated May 10, 1993 filed November 12, 1993.

         (5) Registration Statement on Form S-8 (No. 33-71576) of Innovo Group Inc. filed November 12, 1993.

         (6) Registration Statement on Form S-8 (No. 33-74312) of Innovo Group Inc filed January 21, 1994.

         (7) Annual Report on Form 10-K of Innovo Group Inc. (file 0-18926) for the year ended October 31, 1993.

         (8) Amendment No. 2 to the Registration Statement on Form S-1 (No. 33-77984) of Innovo Group Inc. filed July 25, 1994.

         (9) Amendment No. 4 to the Registration Statement on Form S-1 (No. 33-77984) of Innovo Group Inc. filed August 18, 1994.

        (10) Annual Report on Form 10-K of Innovo Group Inc. (file 0-18926) for the year ended October 31, 1994.

        (11) Registration Statement on Form S-8 (No. 33-94880) of Innovo Group Inc. filed July 21, 1995.

        (12) Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated July 31, 1995 filed September 13, 1995.

        (13) Annual Report on Form 10-K of Innovo Group Inc. (file 0-18926) for the year ended October 31, 1995.

        (14) Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated April 12, 1996 filed April 29, 1996


        (b)    Financial Statement schedules

                                                                  Page Reference
                                                                  --------------
               Report of Independent Certified Public Accountants
                 on Financial Statement Schedule                      II - 13
               Schedule II                                            II - 14

Item 17.       Undertakings.

               The undersigned registrant hereby undertakes:

               (1)     To file,  during any period in which  offers or sales are
                       being   made,   a   post-effective   amendment   to  this
                       registration statement:

                       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

                       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is assured by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

               The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering therein.

               Report of Independent Certified Public Accountants
                         on Financial Statement Schedule



Board of Directors
Innovo Group Inc.


               The audits referred to in our report to Innovo Group Inc. and subsidiaries, dated January 26, 1996, which is contained in the Prospectus constituting part of this Registration Statement included the audit of the schedule listed under Item 16(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

               In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.




                                    /s/BDO Seidman, LLP
                                    ---------------------
                                    BDO SEIDMAN, LLP
Atlanta, Georgia
January 26, 1996


                                        INNOVO GROUP INC. AND SUBSIDIARIES
                                                    SCHEDULE II
                                         VALUATION AND QUALIFYING ACCOUNTS
                                         ---------------------------------


                                                                Additions
                                                   -------------------------------------
                                                        (1)                   (2)
                                Balance at            Charged             Charged to                                  Balance
                                 Beginning           to Costs           Other Accounts-        Deductions-            at End
Description                      of Period         and Expenses            Describe             Describe             of Period
- --------------------------------------------------------------------------------------------------------------------------------
Allowance deducted
  from asset to
  which it applies:

Allowance for
  doubtful accounts:

  Year ended October 31,
   1995                          $ 117,000             $ 102,000         $       -           $  99,000(A)          $ 120,000
 Year ended October 31,
  1994                             170,000               383,000                 -             436,000(A)          $ 117,000
  Year ended October 31,
   1993                            170,000               150,000           125,000(C)          275,000(A)            170,000

Allowance for inventories:

  Year ended October 31,
   1995                          $ 759,000             $       -         $       -           $ 741,000(B)          $  18,000
 Year ended October 31,
   1994                            689,000               759,000                 -             689,000(B)            759,000
  Year ended October 31,
    1993                                 -               689,000                 -                   -               689,000



Note A - Uncollected receivables written off, net of recoveries.

Note B - Recovery of valuation reserve.

Note C - Charged to accounts payable for allowances to customers reimbursed by a supplier.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Springfield, Tennessee on May 2, 1996.

                                           INNOVO GROUP INC.


                                           By:   /s/Patricia Anderson-Lasko
                                               --------------------------------
                                               Patricia Anderson-Lasko
                                               Chairman of the Board, President
                                               and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patricia Anderson-Lasko his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, and to file to same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                                 Title                                DATE
        ---------                                 -----                                ----

/s/Patricia Anderson-Lasko            Chairman of the Board,                      May 2, 1996
- ----------------------------
Patricia Anderson-Lasko               President, Chief Executive Officer
                                      and Director (Principal Executive and
                                      Financial Officer)

/s/Reino C. Lanto, Jr.                Director                                    May 2, 1996
- ----------------------------
Reino C. Lanto, Jr.

/s/Felix Lee                          Director                                    May 2, 1996
- ----------------------------
Felix Lee

/s/Alexander K. Miller                Director                                    May 2, 1996
- ----------------------------
Alexander K. Miller

/s/Eleanor V. Schwartz                Director                                    May 2, 1996
- ----------------------------
Eleanor V. Schwartz

/s/Marvin M. Williamson               Director                                    May 2, 1996
- ----------------------------
Marvin M. Williamson

/s/Terrance J. Bond                   Controller (Principal Accounting            May 2, 1996
- ----------------------------
Terrance J. Bond                      Officer)
